UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BFFI GROUP INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrants name into English)
 Delaware

8742

 83-4661687
(State or other jurisdiction of

(Primary Standard Industrial

(I.R.S. Employer
incorporation or organization)

Classification Code Number)

Identification Number)

No.230 Waihuan West Road,
Panyu District,
Guangzhou City,
Guangdong Province,
China
+86 133 9206 4846
(Address, including zip code, and telephone number, including area code, of * Registrants principal executive offices)

No.230 Waihuan West Road,
Panyu District,
Guangzhou City,
Guangdong Province,
China
+86 159 1739 3449
(Name, address, including zip code, and telephone number, including area code,*
 of agent for service)
Copies to:












Approximate date of commencement of proposed sale to the public: As soon* as practicable after the effective date of this Registration Statement.
       If any of the securities being registered on this Form are to be offered* on a delayed or continuous basis pursuant to Rule 415 under the Securities Act* of 1933, check the following box.
       If this Form is filed to register additional securities for an offering* pursuant to Rule 462(b) under the Securities Act, please check the following* box and list the Securities Act registration statement number of the earlier* effective registration statement for the same offering.
       If this Form is a post-effective amendment filed pursuant to Rule 462(c)* under the Securities Act, check the following box and list the Securities Act* registration statement number of the earlier effective registration statement* for the same offering.
       If this Form is a post-effective amendment filed pursuant to Rule 462(d)* under the Securities Act, check the following box and list the Securities Act* registration statement number of the earlier effective registration statement* for the same offering.
       Indicate by check mark whether the registrant is a large accelerated * filer, an accelerated filer, a non-accelerated filer, a smaller reporting * company, or an emerging growth company. See the definitions of * large accelerated, filer accelerated filer, smaller reporting company and*
 emerging growth company in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer
Accelerated filer
Non-accelerated filer
Smaller reporting company
Emerging growth company

       If an emerging growth company that prepares its financial statements* in accordance with U.S. GAAP, indicate by check mark if the registrant has* elected not to use the extended transition period for complying with any new or* revised financial accounting standards provided pursuant* to Section 7(a)(2)(B) of the Securities Act.


CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered

Amount to be registered


Proposed maximum offering price per
share

Proposed maximum aggregate
offering price

Amount of registration fee(1)

Common Stock, par value $0.0001 per share


(1)	Estimated solely for the purpose of calculating the registration fee in*
 accordance with Rule 457(a) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates* as may be necessary to delay its effective date until the Registrant shall * file a further amendment which specifically states that this registration* statement shall thereafter become effective in accordance with Section 8(a) * of the Securities Act, as amended, or until the registration statement shall * become effective on such date as the Securities and Exchange Commission, * acting pursuant to said Section 8(a) may determine.

The information contained in this prospectus is not complete and may be * changed. We may not sell these securities until the registration statement* filed with the Securities and Exchange Commission is effective. This * prospectus is not an offer to sell these securities and we are not* soliciting offers to buy these securities in any jurisdiction where the offer* or sale is not permitted.

PRELIMINARY PROSPECTUS
Ordinary Shares
BFFI GROUP INC.


Shares of Common Stock

     We are offering   ordinary shares. This is the initial public offering*
of ordinary shares of BFFI GROUP INC. The offering price of our ordinary* shares in this offering is expected to be $ per share. Prior to this* offering, there has been no public market for our ordinary shares.

     We have applied to list our ordinary shares on the Nasdaq Capital Market* under the symbol BFFI. There is no assurance that such application will be* approved, and if our application is not approved, this offering may not be* completed.

     Investing in our ordinary shares involves a high degree of risk. Before* buying any shares, you should carefully read the discussion of material risks* of investing in our ordinary shares in Risk Factors beginning on page 12 of* this prospectus.

     We are an emerging growth company as defined under the federal * securities laws and, as such, will be subject to reduced public company* reporting requirements. See Prospectus SummaryImplications of Being an* Emerging Growth Company for additional information.

     Neither the Securities and Exchange Commission nor any other regulatory* body has approved or disapproved of these securities or passed upon the * accuracy or adequacy of this prospectus. Any representation to the contrary* is a criminal offense.

     BFFI GROUP INC. (BFFI) is not an operating company but a holding * company incorporated in the State of Delaware with operations primarily * conducted by its subsidiaries established in the Peoples Republic of China* (PRC or China). Shares of common stock offered in this offering are shares* of our U.S. holding company, instead of shares of our PRC subsidiaries. While* shareholders of BFFI indirectly hold equity interests in our Chinese * operating subsidiaries, they may never directly hold such interests in our* operating companies and may never receive a dividend distribution or other * economic benefits from owning shares of BFFI. As of the date of this * prospectus, neither us nor any of our subsidiaries has been required to obtain* permission from the government of China to trade our shares on the NASDAQ* Capital Market.

     We face various legal and operational risks and uncertainties relating to* our operations in China. These risks, together with uncertainties in Chinas * legal system and the interpretation and enforcement of Chinese laws, * regulations, and policies, could hinder our ability to offer or continue to* offer our securities, result in a material adverse effect on our business* operations, and damage our reputation, which could cause our shares to * significantly decline in value or become worthless. The Chinese government* may intervene or influence the operations of our PRC subsidiaries at any time* and may exert more control over offerings conducted overseas and/or foreign * investment in China-based issuers, which could result in a material change in * the operations of our PRC subsidiaries and/or the value of our common stock. * Any actions by the Chinese government to exert more oversight and control over* offerings that are conducted overseas and/or foreign investment in * China-based issuers could significantly limit or completely hinder our ability* to offer or continue to offer securities to investors and cause the value of* such securities to significantly decline or be worthless. Recently, the PRC * government adopted a series of laws, regulatory measures and issued statements* to regulate business operations in China, including cracking down on illegal * activities in the securities market, adopting new measures to extend the scope* of cybersecurity reviews, and expanding the efforts in anti-monopoly* enforcement. The Cyberspace Administration of China (CAC) has opened * cybersecurity probes into several U.S.-listed technology companies focusing on* anti-monopoly regulation, and how companies collect, store, process and* transfer data, among other things. If we are subject to such a probe or are * required to comply with the stringent requirements of the new regulations, our*
 ability to conduct our business or list on a U.S. stock exchange may be * restricted. As of the date of this prospectus, we and our subsidiaries have * not been involved in any investigations on cybersecurity review initiated by * any Chinese regulatory authority, nor has any of them received any inquiry, * notice or sanction. There are currently no relevant laws or regulations in * China that prohibit companies whose subsidiaries or entity interests are * within China from listing on overseas stock exchanges. However, since these * statements and regulatory actions are newly published, official guidance and * related implementation rules have not been issued. It is highly uncertain what* the potential impact such modified or new policies and regulations will have* on our daily business operation, the ability to accept foreign investments * and our ability to continue trading on a U.S. securities marketplace or stock* exchange.

We anticipate that following the completion of this offering, our Chief* Executive Officer, Hongbin Chen, and our director, Haoquan Lin, will *
beneficially own an aggregate           % our outstanding shares of common *
stock. We may be deemed to be a controlled company under the NASDAQ * Marketplace Rules 5615(c). Furthermore, we intend to take advantage of the * corporate governance exemption for "controlled companies" provided by the * NASDAQ market rules.

PER SHARE
TOTAL
Initial public offering price
 $
Underwriting discounts and commissions(1)
 $
Proceeds, before expenses, to us
 $


(1)	Does not include accountable and non-accountable expense allowance payable*
to underwriters. Please see the section of this prospectus entitled *
Underwriting for additional information regarding underwriter compensation.

We expect our total cash expenses for this offering (including cash expenses * payable to our underwriters for their out-of-pocket expenses) to be * approximately $[], exclusive of the above commissions. In addition, we will * pay additional items of value in connection with this offering that are viewed* by the Financial Industry Regulatory Authority, or FINRA, as underwriting * compensation. These payments will further reduce proceeds available to us* before expenses. See Underwriting.

Neither we nor any of the underwriters have authorized anyone to provide any * information or to make any representations other than those contained in this * prospectus or in any free writing prospectuses we have prepared. Neither we * norany of the underwriters take responsibility for, and can provide no * assurance as to the reliability of, any other information that others may give* you. This prospectus is an offer to sell only the shares offered hereby, but * only under circumstances and in jurisdictions where it is lawful to do so. The* information contained in this prospectus is current only as of its date, * regardless of the time of delivery of this prospectus or of any sale of our * common stock.

For investors outside the United States: Neither we nor any of the * underwriters have done anything that would permit this offering or possession* or distribution of this prospectus in any jurisdiction where action for that * purpose is required, other than in the United States. Persons outside the * United States who come into possession of this prospectus must inform * themselves about, and observe any restrictions relating to, the offering of * the shares of our common stock and the distribution of this prospectus outside* the United States.




CONTENTS
PROSPECTUS SUMMARY	2
EXCHANGE RATE INFORMATION	10
OFFERINGS	11
RISK FACTORS	12
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	33
USE OF PROCEEDS	35
DIVIDEND POLICY	36
CAPITALIZATION	37
DILUTION	39
MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF *
OPERATIONS	41
INDUSTRY, MARKET AND OTHER DATA	43
BUSINESS	64
REGULATION	69
MANAGEMENT	82
PRINCIPAL SHAREHOLDERS	87
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR *
COMMON STOCK	88
DESCRIPTION OF SHARE CAPITAL	92
SHARES ELIGIBLE FOR FUTURE SALE	98
UNDERWRITING	100
EXPENSES RELATING TO THIS OFFERING	109
LEGAL MATTERS	109
EXPERTS	109
WHERE YOU CAN FIND ADDITIONAL INFORMATION	110
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
INFORMATION NOT REQUIRED IN A PROSPECTUS



PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in * conjunction with, the more detailed information and financial statements * appearing elsewhere in this prospectus. In addition to this summary, we urge * you to read the entire prospectus carefully, especially the risks of investing* in our Ordinary Shares discussed under Risk Factors, before deciding * whether to buy our Ordinary Shares.

Our Mission

Our mission is to become a world-leading enterprise of consulting with high* quality. We are driven by our commitment, integrity and innovation to empower* and serve those entrepreneur .

Our Business

We mainly provide the following services to our clients.

Corporate Compliance-Based on Chinese Legal System.

Compliance Survey Services;

Legal Checkup Service;

Due Diligence Services;

Corporate Legal Counsel and

Corporate Internal Control.

Corporate Operations.

Advertising Marketing;

Management Consulting and

Enterprise Architecture.

Corporate Finance.

Equity Incentives;

Enterprise Tax Planning (China);

Industrial investment and M&A;

Valuation Report;

Equity Investment and

Other Financial Consulting.

Corporate Capital Markets.

Coaching for National Equities Exchange And Quotations (The NEEQ, OTC market* in China) IPO and Listing;

Coaching for IPO and listing on Nasdaq and

Coaching for SPAC Founding and M&A.

Securities issuance advisory.

Regulation A Issuance and Compliance Services and

Regulation D Issuance and Compliance Services.

Industry Background

Business model of business management consulting industry

Business management consulting companies mainly provide consulting services to* enterprises and entrepreneurs by accepting clients' requests and using * management expertise and consulting experience to gain revenue. According to * the specific consulting content, management consulting companies can be * divided into professional consulting companies and comprehensive consulting* companies. Professional consulting firms only provide consulting services for* one or several functions such as marketing, human resources, information * systems and financial management, while comprehensive consulting firms can * provide more extensive consulting services for strategic planning, corporate * culture and organizational structure of enterprises.

Management consulting industry development status

In recent years, with the development of China's economy, the market size of * China's management consulting industry has shown rapid growth. The market size* of China's management consulting industry was about 73.4 billion RMB in 2008,* increasing to 215 billion RMB in 2020, with an average annual compound growth* rate of 9.37%.(Data source: IBIS World)

Rapidly developing Chinese capital market

China's capital markets are growing rapidly, including venture capital, M&A * and IPOs.

In recent years, the boom of Chinese concept IPO in the U.S. has continued, * with a large number of Chinese companies choosing to go public in the U.S.

The IPO market in the U.S. is growing rapidly, which will mean more capital * invested in public company equity investments and more companies choosing to * raise capital and expand their securities trading by way of IPOs.

Our Challenges

We are in a highly competitive market, which will put pressure on us from a * variety of sources, including but not limited to:

The bargaining power of our partners.

In much of our business, we are dependent on the companies we work with. For * example, for an IPO advisory engagement, we are often limited by the * underwriters we work with, law firms around the world (including but not * limited to Cayman, BVI, US, China, Hong Kong), accounting firms, and so on. * The bargaining power of these partners often does not directly affect our cost* of doing business, but excessive prices can influence our client's decisions.

Bargaining power of buyers of our services.

Our target customer base itself requires a certain level of strength, which * means that the market customer resources themselves are limited. Secondly, * there is a high level of homogeneity and standardization in the service * market, which provides our customers with ample room for choice.

The financial and legal consulting industries in China are still growing * rapidly, and the consulting industry itself is an asset-light industry, which* means that new entrants and established competitors are not entirely * dependent on the size of their assets to get ahead. New competitors will* continue to enter the market, and established competitors will continue to * maintain clients in a variety of ways, including lower prices, after-sales* service and other means.

Corporate History and Structure

BFFI GROUP INC., was founded in Delaware on May 3, 2019. In the early days * of BFFI, we were engaged in the cryptocurrency compliance business, which was * terminated in January 2020 due to the Covid-19 pandemic and the rapid decline * in the cryptocurrency market.

We have since engaged in general legal, management and financial advisory * services through our affiliate, Guangzhou Block Cloud International Business* Services, LLC, as well as providing securities compliance services to small* businesses from China.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal * year, we qualify as an emerging growth company pursuant to the Jumpstart Our* Business Startups Act of 2012, or the JOBS Act. An emerging growth company * may take advantage of specified reduced reporting and other requirements * compared to those that are otherwise applicable generally to public companies.* These provisions include, but are not limited to:

being permitted to present only two years of audited financial statements and* only two years of related Managements Discussion and Analysis of Financial* Condition and Results of Operations in our SEC filings;

not being required to comply with the auditor attestation requirements of *
Section 404 of the Sarbanes-Oxley Act;

reduced disclosure obligations regarding executive compensation in periodic* reports, proxy statements and registration statements; and

exemptions from the requirements of holding a nonbinding advisory vote on * executive compensation and shareholder approval of any golden parachute * payments not previously approved.

The JOBS Act also provides that an emerging growth company does not need to* comply with any new or revised financial accounting standards until such date* that a private company is otherwise required to comply with such new or * revised accounting standards. We have elected to use the extended transition* period under the JOBS Act. Accordingly, our financial statements may not be * comparable to the financial statements of public companies that comply with * such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last* day of the fiscal year during which we have total annual gross revenues of at* least US$1.07 billion; (b) the last day of our fiscal year following the fifth* anniversary of the completion of this offering; (c) the date on which we* have, during the preceding three-year period, issued more than US$1.0 billion* in non-convertible debt; or (d) the date on which we are deemed to be a large* accelerated filer under the Securities Exchange Act of 1934, as amended, or* the Exchange Act, which would occur as of the end of our fiscal year if the* market value of our Ordinary Shares that are held by non-affiliates exceeds* US$700 million as of the last business day of our most recently completed* second fiscal quarter. Once we cease to be an emerging growth company, we* will not be entitled to the exemptions provided in the JOBS Act discussed* above.

The Offerings

Issuer
BFFI GROUP INC.


Securities Being Offered
               Ordinary Shares (or             Ordinary Shares if the *
underwriters exercise their over-allotment option in full), par value * US$0.0001 per share, on a firm commitment basis


Offering Price
We expect that the initial public offering price will be between US$       *
and US$     per Ordinary Share.


Ordinary Shares Outstanding Immediately Before This Offering
          Ordinary Shares


Ordinary Shares Outstanding Immediately After This Offering
          Ordinary Shares (or            Ordinary Shares if the underwriters*
exercise their option to purchase additional Ordinary Shares in full).


Voting Rights
Each Ordinary Share is entitled to one vote. Ordinary Shares are not * convertible.


Option to Purchase Additional Ordinary Shares
We have granted to the underwriters an option, exercisable within 60 days * from the effective date of this prospectus, to purchase up to an additional * 450,000 Ordinary Shares.


Use of Proceeds
We plan to use the net proceeds we receive from this offering for (i) selling * and marketing, (ii) the expansion of the operations team, and (iii) general * corporate purposes and working capital, including potential strategic * investments and acquisitions. See Use of Proceeds for additional information.


Proposed Nasdaq Trading Symbol and Listing
We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market * under the symbol BFFI This offering is contingent upon us listing our * Ordinary Shares on Nasdaq Capital Market or another national exchange. No * assurance can be given that such listing will be approved or that a liquid * trading market will develop for our Ordinary Shares.


Lock-up
Our directors, executive officers, and shareholder who own 5% or more of the * outstanding Ordinary Shares intended agreed with the underwriters not to offer* for sale, issue, sell, contract to sell, pledge or otherwise dispose of any* of our Ordinary Shares or securities convertible into Ordinary Shares for a * period of 6 months commencing on the date of this prospectus. The Company is * also prohibited from conducting offerings during this period and from * re-pricing or changing the terms of existing options and warrants. See* Underwriting for additional information.


Transfer Agent

Risk factors
See Risk Factors for a discussion of risks you should carefully consider * before investing in our Ordinary Shares.

Summary of Risks Affecting Our Company

       Our business is subject to numerous risks described in the section* titled Risk Factors and elsewhere in this prospectus. The main risks set* forth below and others you should consider are discussed more fully in * the section entitled Risk Factors beginning on page 12, which you should* read in its entirety. Among the key risks facing our company are:

Risks Related to Our Business and Industry

We have a limited operating history that you can use to evaluate us, and the * likelihood of our success must be considered in light of the problems, * expenses, difficulties, complications and delays frequently encountered by a * small developing company.

Our business and growth are affected by the future prospects of the relevant* industries, which are evolving rapidly.

We face intense competition and may lose market share, which could adversely* affect our results of operations.

Our operating results are subject to significant uncertainty.

We may not be able to effectively manage our growth, which could impact the* success of our business.

If we are unable to achieve any significant market acceptance or establish a* significant market share for our services, we may not be able to generate * sufficient revenue to continue our business.

Changes in the U.S. capital markets could reduce the attractiveness of our * services to our clients and have an adverse effect on our business and * financial condition.

A severe or prolonged downturn in the global or Chinese economy could have a * material adverse effect on our business and financial condition.

A severe or prolonged downturn in the Chinese economy could have a material * adverse effect on our business and financial condition due to our lack of a * diversified customer base.

Due to the non-recurring nature of the IPO advisory services we provide to * our clients, our operating results and cash flows may fluctuate.

We also rely on our unpatented proprietary technology, trade secrets, * processes and know-how.

We may be subject to risks associated with potential future acquisitions.

As a public company, we will incur additional costs.

Rising labor costs in China could adversely affect our business and * profitability.

Our business is subject to the risks of operating internationally.

If we fail to hire, train and retain qualified management and other employees* , our business and results of operations could be materially and adversely * affected.

Pandemics and epidemics, including ongoing COVID-19 pandemics, natural * disasters, terrorist activities, political unrest and other outbreaks, may * have an impact on our business, results of operations, financial condition, * cash flows or liquidity and the extent to which we will be affected will * depend on future developments, which cannot be predicted.

The ethical level of our employees may be detrimental to our business.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this * offering, and you may not be able to resell our Ordinary Shares at or above* the price you pay for them, or at all.

The initial public offering price for our Ordinary Shares may not be * indicative of prices that will prevail in the trading market and such market* prices may be volatile.

You will experience immediate and substantial dilution in the net tangible * book value of Ordinary Shares purchased.

Our shares will probably trade under $5.00 per share and thus will be a penny * stock. Trading in penny stocks has certain restrictions and these restrictions * could negatively affect the price and liquidity of our shares.

Substantial future sales of our Ordinary Shares or the anticipation of future* sales of our Ordinary Shares in the public market could cause the price of* our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

If securities or industry analysts do not publish research or reports about * our business, or if the publish a negative report regarding our Ordinary * Shares, the price of our Ordinary Shares and trading volume could decline.

The market price of our Ordinary Shares may be volatile or may decline * regardless of our operating performance, and you may not be able to resell* your shares at or above the initial public offering price.

Our management has broad discretion to determine how to use the funds raised* in the offering and may use them in ways that may not enhance our results of* operations or the price of our Ordinary Shares.

We may need additional capital and may sell additional Ordinary Shares or other* equity securities or incur indebtedness, which could result in additional * dilution to our shareholders or increase our debt service obligations.

Certain existing shareholders have substantial influence over our company and* their interests may not be aligned with the interests of our other * shareholders.

We are an emerging growth company within the meaning of the Securities Act * and may take advantage of certain reduced reporting requirements.

Risks Related to Doing Business in China

There are significant legal and other obstacles to obtaining information* needed for shareholder investigations or litigation outside China or * otherwise with respect to foreign entities.

It may be difficult for you to enforce a judgment against us.

PRC regulation of loans to, and direct investments in, PRC entities by * offshore holding companies may delay or prevent us from using proceeds * from this offering and/or future financing activities to make loans or * additional capital contributions to our PRC operating subsidiaries.

We must remit the offering proceeds to China before they may be used to * benefit our business in China, and this process may take several months to * complete.

Adverse changes in political and economic policies of the PRC government * could have a material adverse effect on the overall economic growth of China, * which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Changes in Chinas economic, political or social conditions or government * policies could have a material adverse effect on our business and results * of operations.

Under the Enterprise Income Tax Law, we may be classified as a Resident * Enterprise of China. Such classification will likely result in unfavorable * tax consequences to us and our non-PRC stockholders.

We must comply with the Foreign Corrupt Practices Act and Chinese* anti-corruption laws.

Uncertainties with respect to the PRC legal system, including those regarding* the enforcement of laws, and sudden or unexpected changes, with little * advance notice, in laws and regulations in China could adversely affect us* and limit the legal protections available to you and us.

Governmental control of currency conversion may affect the value of your* investment.

Substantial uncertainties exist with respect to the interpretation of the PRC* Foreign Investment Law and how it may impact the viability of our current * corporate structure, corporate governance and business operations.

The Chinese government asserts substantial influence over the manner in which* we must conduct our business activities. We are currently not required to * obtain approval from Chinese authorities to list on U.S exchanges, however, if* our VIE or the holding company were required to obtain approval in the future* and were denied permission from Chinese authorities to list on U.S. * exchanges, we will not be able to continue listing on U.S. exchange and the * value of our Ordinary Shares may significantly decline or become worthless, * which would materially affect the interest of the investors.

Fluctuations in exchange rates could adversely affect our business and the * value of our securities.

We may become subject to a variety of laws and regulations in the PRC * regarding privacy, data security, cybersecurity, and data protection. *
We may be liable for improper use or appropriation of personal information* provided by our customers.

If we become directly subject to the recent scrutiny, criticism and negative* publicity involving U.S.-listed Chinese companies, we may have to expend * significant resources to investigate and resolve the matter which could harm * our business operations, this offering and our reputation and could result in * a loss of your investment in our Ordinary Shares, especially if such matter * cannot be addressed and resolved favorably.

The M&A Rules and certain other PRC regulations establish complex procedures * for some acquisitions of Chinese companies by foreign investors, which could * make it more difficult for us to pursue growth through acquisitions in China.

Our shareholders face greater uncertainty because we operate through a VIE * structure due to restrictions on the transfer of shares under applicable PRC * law, although PRC laws and regulations do not currently prohibit direct * foreign ownership of our operating companies.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China, and the financial records of* our subsidiaries in China are maintained in RMB, their functional currency. * However, we use the U.S. dollar as our reporting and functional currency; * therefore, reports made to shareholders will include current period amounts * translated into U.S. dollars using the then-current exchange rates, for the * convenience of the readers. Our consolidated financial statements will be * translated into U.S. dollars in accordance with ASC Topic 830, Foreign * Currency Matters. The financial information is first prepared in RMB and then * is translated into U.S. dollars at period-end exchange rates as to assets and * liabilities and average exchange rates as to statements of income. Equity * accounts are translated at their historical exchange rates when the equity * transactions occurred. Translation adjustments resulting from this process * are included in accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated * in a currency other than the functional currency are included in the results * of operations as incurred.

We make no representation that any RMB or U.S. dollar amounts could have been* , or could be, converted into U.S. dollars or RMB, as the case may be, at any* particular rate, or at all. The PRC government imposes control over its * foreign currency reserves in part through direct regulation of the conversion* of RMB into foreign exchange and through restrictions on foreign trade.

With respect to amounts not recorded in our consolidated financial statements* included elsewhere in this prospectus, unless otherwise stated, all * translations from RMB to U.S. dollars were made at RMB 6.3726 to $1.00, * the noon buying rate on December 30, 2021, as set forth in the H.10 * statistical release of the Board of Governors of the Federal Reserve System.



OFFERINGS

Below is a summary of the terms of the offering:

Issuer
BFFI GROUP INC.


Securities Being Offered
           Ordinary Shares (or            Ordinary Shares if the underwriters *
exercise their over-allotment option in full), par value US$0.0001 per share, on a firm commitment basis


Offering Price
We expect that the initial public offering price will be between * US$5.00 and US$6.00 per Ordinary Share.


Ordinary Shares Outstanding Immediately Before This Offering
           Ordinary Shares


Ordinary Shares Outstanding Immediately After This Offering
           Ordinary Shares (or            Ordinary Shares if the *
underwriters exercise their option to purchase additional Ordinary * Shares in full).


Voting Rights
Each Ordinary Share is entitled to one vote. Ordinary Shares are not* convertible.


Option to Purchase Additional Ordinary Shares
We have granted to the underwriters an option, exercisable within 60 days from* the effective date of this prospectus, to purchase up to an* additional Ordinary Shares.


Use of Proceeds
We plan to use the net proceeds we receive from this offering for (i) selling * and marketing, (ii) the expansion of the operations team, and (iii) general * corporate purposes and working capital, including potential strategic * investments and acquisitions. See Use of Proceeds for additional information.


Proposed Nasdaq Trading Symbol and Listing
We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market * under the symbol BFFI This offering is contingent upon us listing our Ordinary* Shares on Nasdaq Capital Market or another national exchange. No assurance * can be given that such listing will be approved or that a liquid trading * market will develop for our Ordinary Shares.

Lock-up
Our directors, executive officers, and shareholder who own 5% or more of the* outstanding Ordinary Shares intended agreed with the underwriters not to * offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of* any of our Ordinary Shares or securities convertible into Ordinary Shares for* a period of 6 months commencing on the date of this prospectus. The Company * is also prohibited from conducting offerings during this period and from * re-pricing or changing the terms of existing options and warrants. *
See Underwriting for additional information.


Transfer Agent


Risk factors
See Risk Factors for a discussion of risks you should carefully consider* before investing in our Ordinary Shares.

RISK FACTORS

AN INVESTMENT IN OUR ORDINARY SHARES INVOLVES A HIGH DEGREE OF RISK. BEFORE * DECIDING WHETHER TO INVEST IN OUR ORDINARY SHARES, YOU SHOULD CONSIDER * CAREFULLY THE RISKS
DESCRIBED BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION SET FORTH IN THIS* PROSPECTUS, INCLUDING THE SECTION TITLED MANAGEMENTS DISCUSSION AND ANALYSIS * OF FINANCIAL CONDITION AND RESULTS OF OPERATION AND OUR CONSOLIDATED FINANCIAL* STATEMENTS AND RELATED NOTES. IF ANY OF THESE RISKS ACTUALLY OCCURS, *
OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOW COULD * BE MATERIALLY AND ADVERSELY AFFECTED, WHICH COULD CAUSE THE TRADING PRICE OF * OUR ORDINARY SHARES TO DECLINE, RESULTING IN A LOSS OF ALL OR PART OF YOUR * INVESTMENT. THE RISKS DESCRIBED BELOW AND IN THE DOCUMENTS REFERENCED ABOVE * ARE NOT THE ONLY ONES THAT WE FACE. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO * US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO AFFECT OUR BUSINESS. YOU * SHOULD ONLY CONSIDER INVESTING IN OUR ORDINARY SHARES IF YOU CAN BEAR THE * RISK OF LOSS OF YOUR ENTIRE INVESTMENT.

Risks Related to Our Business and Industry

We have a limited operating history that you can use to evaluate us, and the * likelihood of our success must be considered in light of the problems, * expenses, difficulties, complications and delays frequently encountered by a * small developing company.

We were incorporated in Delaware in May 2019. Our limited operating history * and evolving business model make it difficult for us to assess our business * and future prospects and the risks and challenges we may encounter.

As a start-up company, our business strategies and model are constantly being* tested by the market and operating results, and we pursue to adjust our * allocation of resources accordingly. As such, our business may be subject to * significant fluctuations in operating results in terms of amounts of revenues* and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks* and uncertainties, inherent in a new business and in an industry which is in* the early stages of development in China. As a result, we must establish many* functions necessary to operate a business, including expanding our managerial* and administrative structure, assessing and implementing our marketing * program, implementing financial systems and controls and personnel * recruitment. Accordingly, you should consider our prospects in light of the * costs, uncertainties, delays and difficulties frequently encountered by * companies with a limited operating history. These risks and challenges are, * among other things:

We may face various difficulties in our development, which may be solvable or* insurmountable, or even force majeure. These known as well as unknown * difficulties are likely to run through the whole development of a business * operation, and will probably bring us financial difficulties, operational difficulties, * difficulties in service, difficulties in customer operation and maintenance,* difficulties in the development of new markets, difficulties in traditional* market competition, difficulties in cooperation with third parties and effective management, etc.

As an emerging startup, we face a large degree of financial difficulty, and * the expenses and other costs of running and maintaining a company properly * are ongoing and long-term. New business, new customers all mean costs, but * these expenses invested do not necessarily mean getting a return.

We currently operate in a very complex industry sector, which implies a very* high level of business competence and operational excellence. This capability* includes financial, legal, cross-border and complex types of resources and* competencies.

Our business and growth are affected by the future prospects of the relevant* industries, which are evolving rapidly.

In 2021, the financial advisory and IPO coaching industry has produced major* changes.

In 2021, 39 Chinese companies completed listings on NASDAQ or NYSE, a record* high in recent years. However, this IPO boom largely existed only in the first* half of the year.

From the completion of the largest Chinese concept IPO in 2021, DiDi Global* Inc. (DIDI) on the NYSE, Cyberspace Administration of China, the Ministry * of Public Security of the People's Republic of China, the Ministry of State* Security of the People's Republic of China, the Ministry of Natural Resources* of the People's Republic of China, the Ministry of Transport of the People's * Republic of China, the State Taxation Administration of the People's Republic * of China and the State Administration for Market Regulation of the People's * The Ministry of Transport of the People's Republic of China, The State * Taxation Administration of the People's Republic of China and The State * Administration for Market Regulation of the People's Republic of China jointly* conducted a security review of DiDi Company and simultaneously took down all * apps of DDT and restricted registration on a large scale. The company's shares* plummeted within days of its IPO and triggered the first Chinese concept* stock panic.

On July 5, 2021, Chinese stocks Full Truck Alliance Co. Ltd. (YMM) and * Kanzhun Ltd (BZ) were launched by Cyberspace Administration of China for* cybersecurity review.
On July 10, 2021, the Cyberspace Administration of China issued a draft of* cybersecurity review measures (revised draft for public comment), in which *
Article 6 explicitly mentions that operators with personal information of more* than 1 million users who go public abroad must declare cybersecurity review * to the cybersecurity review office.

Subsequently, several famous Chinese companies such as Red Books, Keep, * halobike and other famous Chinese companies withdrew their IPO applications.

At the same time, the General Office of the Central Committee of the Communist* Party of China issued the Opinions on Further Reducing the Burden of Homework* and Off-Campus Training for Students at the Compulsory Education Stage, * which severely cracked down on China's education and training industry and* strictly prohibited training institutions from listing and financing and * capitalizing on their operations. As an example, 3 famous Chinese education* industry concept stocks, New Oriental Education & Technology Group Inc.(EDU),* Gaotu Techedu Inc.(GOTU) and TAL Education Group (TAL), saw their shares* plummet on the same day.

On July 30, 2021, Securities and Exchange Commission (SEC) Chairman Gary* Gensler issued a public statement announcing that he has required the SEC to* make additional disclosures for foreign issuers with ties to Chinese companies,* stating that the SEC has not suspended its approval for Chinese companies to* list in the U.S., but that in order to better protect the interests of U.S.* investors, Chinese companies listing in the U.S. in the future must further* enhance their disclosures and disclose the risks involved.

On August 17, the U.S. Securities and Exchange Commission (SEC) issued rules* on information disclosure for the listing of Chinese stocks in the U.S. As * long as Chinese companies do a good job in meeting the requirements of * information disclosure, their listing in the U.S. is still welcomed by * the U.S. capital market.

On Aug. 24, SEC Chairman Gary Gensler further said in an interview that he * expects more disclosures to be included in companies' annual reports * starting early next year.

At the same time, a large number of Chinese companies listed and preparing to* list in the U.S. are considering returning to Hong Kong or Star Market in* China to list due to the U.S. and China relationship.

The industry is growing rapidly and it is influenced by too many factors, * including politics, economics, culture, etc. We can only meet and face the * changes in the market by adjusting our business, and this does not mean that* we have the ability to adapt to any changes in the industry.
We face intense competition and may lose market share, which could adversely* affect our results of operations.

The business consulting market is an industry that is easy for new competitors* to enter because there are no significant barriers to entry. Competing firms* may have greater financial and other resources than we do and may offer * services that are more attractive to companies seeking capital; increased * competition will negatively impact our revenues and margins.

At the end of 2021, there were 131 securities companies in China. Due to the* relatively short history of the Chinese securities market, the securities* industry is heavily homogenized in terms of business, with a strong reliance* on traditional brokerage or channel business. At present, large domestic* securities firms are geographically similar in distribution, with similar* business varieties and target customer groups. The overall competition in* the industry is becoming increasingly fierce, and all securities firms are* facing the challenges of risks such as client loss and market share decline.* At present, several securities firms have rapidly expanded their capital* scale and enhanced their competitive strength through mergers and* acquisitions, capital increase, and listing; or established differentiated* features through specific geographical advantages or specific business* advantages, forming comparative competitive advantages.

In addition, with the further opening of China's domestic financial services* sector, foreign securities firms will further deepen their participation in* China's securities market and gradually expand the scope of their business.* Therefore, the competition in the financial industry will become more intense* in the future. If the Company fails to maintain and strengthen its* competitive advantages, rapidly improve its capital strength, timely improve* its service quality and management level, expand its profitability channels,* build core competitive advantages and explore a differentiated development* path, it may face the risk of losing clients, shrinking business scale,* declining market share and profitability in the future. In the future, they* may face the risk of losing customers, shrinking business scale, declining* market share and declining profitability.

With the gradual liberalization of commercial banks, insurance companies,* trust companies, fund management companies and other financial institutions* in the field of securities underwriting, asset management and other* businesses, these institutions will continue to penetrate into traditional* fields through the development and innovation of financial products and* businesses, which will also form a certain competitive relationship with* the Company. Compared with traditional financial service companies,* commercial banks and insurance companies have stronger competitive advantages* than securities companies in many aspects such as capital strength, asset* scale and brand influence; trust companies and fund management companies* will also bring certain challenges to our company's operation by virtue of* their flexible operation mechanism and wide business scope.

Our operating results are subject to significant uncertainty.

As of December 31, 2021, we had on hand        in cash and our stockholders'*
equity was $            .To date, we have had revenues of $         , an*
operating loss of $          and a net loss of $          . We expect to*
incur losses and negative operating cash flow for the foreseeable future* and we may not achieve profitability. We also expect to have negative cash* flow for the foreseeable future as we fund operating losses and capital* expenditures. As a result, we will need to generate significant revenues in* order to achieve and maintain profitability. We may not be able to generate* these revenues or achieve profitability in the future. Our failure to achieve* or maintain profitability could have a negative impact on the value of our* business.

Our operating results may fluctuate significantly in the future due to a* variety of factors, many of which are beyond our control. Factors that could* cause our operating results to fluctuate significantly include our inability* to generate sufficient working capital from future equity sales; the* commercial acceptance of our services by our customers; fluctuations in* demand for our services in relation to the amount and timing of operating* costs and capital expenditures associated with the expansion of our* business, operations and infrastructure and general economic conditions,* and, as regulatory policies continue to improve, innovation business is* subject to uncertainty regarding profitability and the conduct of business is* subject to risks such as the construction of our internal control system,* risk monitoring measures, talent development, product development and the* level of information technology. Since the innovative business has been * carried out for a short period of time and there is no industry practice for* reference, if the Company fails to effectively control the above-mentioned* risks in the process of carrying out innovative business in the future, it* may lead to the risk of failure or loss of the innovative business, which may* adversely affect the Company's profitability.

We may not be able to effectively manage our growth, which could impact the* success of our business.

Our growth strategy is subject to significant risks, and you should consider* these risks carefully before purchasing shares offered by us.

Our services may be slow to achieve profitability or may not be profitable at* all, which would result in a loss. There is no guarantee that we will be* successful.

We may not be successful in reaching our target markets. Factors that may* affect our growth strategy include our ability to (a) develop our business* plan, (b) acquire our customers, (c) obtain adequate financing on acceptable* terms and (d) adjust our internal controls and operating procedures to * accommodate our future growth.

Our systems, procedures and controls may not be adequate to support the* expansion of our business operations. Significant growth will place* management demands on all aspects of our operations. Our future operating* results will depend in large part on our ability to manage changing* business conditions and to implement and improve our technical,* administrative and financial controls and reporting systems.

If we are unable to achieve any significant market acceptance or establish* a significant market share for our services, we may not be able to generate* sufficient revenue to continue our business.

Our growth strategy depends in large part on our ability to successfully* market our services to potential customers. However, we may not achieve* significant acceptance of our planned services. Such acceptance, if achieved,* may not last for a long period of time. Failure to achieve or maintain market* acceptance of our services could have a material adverse effect on our* business, our financial condition and our results of operations.

Changes in the U.S. capital markets could reduce the attractiveness of our* services to our clients and have an adverse effect on our business and* financial condition.

Our advisory services have helped our clients in mainland China become public* companies. We are expanding our advisory services to include domestic Chinese* exchanges, the Hong Kong Stock Exchange, and the NASDAQ exchange in the U.S.,* but currently, all of our former and current clients have chosen to list in* the U.S. We believe this is due to the more flexible rules offered by the* U.S. OTC markets and exchanges compared to domestic Chinese exchanges, and* the relative stability maintained by the U.S. capital markets compared to the* Chinese capital markets, which are considered to offer attractive financing* and growth opportunities for Chinese companies. As a result, our IPO advisory* practice has flourished since its inception in 2019. However, changes in the* U.S. capital markets may make our services less attractive to Chinese* companies.

A severe or prolonged downturn in the global or Chinese economy could have a* material adverse effect on our business and financial condition.

Although the Chinese economy has grown steadily over the past decade, there is* considerable uncertainty about the long-term impact of expansionary monetary* and fiscal policies adopted by the People's Bank of China and the financial* authorities of some of the world's major economies, including the United* Countries and China. Unrest and terrorist threats in the Middle East, Europe* and Africa have been a source of concern, leading to volatility in oil and* other markets. There are also concerns about China's relations with other* Asian countries, which could lead to or exacerbate potential conflicts* related to territorial disputes. China's economic conditions are sensitive* to global economic conditions, as well as changes in domestic economic and* political policies and China's expected or perceived overall economic growth* rate. Any severe or prolonged slowdown in the global or Chinese economy could* have a material adverse effect on our business, results of operations and* financial condition.

A severe or prolonged downturn in the Chinese economy could have a material* adverse effect on our business and financial condition due to our lack of a* diversified customer base.

We aim to be an international company serving customers throughout Asia, but* as of the date of this prospectus, all of our former and current customers* are located in mainland China. As a result, we do not have a geographically* diversified customer base, and if the Chinese economy experiences a severe* or prolonged downturn, our business could be devastated.

Due to the non-recurring nature of the IPO advisory services we provide to* our clients, our operating results and cash flows may fluctuate.

A significant portion of our total revenue is derived from IPO advisory* services provided to small and medium-sized enterprises in China. Unlike* other service businesses that have the potential to provide long-term and* recurring services to our clients, our consulting contract relationships* with our clients typically last 12 months; once they become public companies,* our clients have no recurring business. As a result, we face the ongoing* challenge of identifying and recruiting new clients to maintain our* operations and cash flow, which is difficult for us to predict from year to* year.

In addition, even though we carefully screen potential clients before entering* into a service agreement, we sometimes have to discontinue our consulting* services due to various unforeseen reasons such as a shortage of funds,* disagreements over the IPO process, changes in the company Client's business* and expectations, etc. Since our consulting fees are paid in installments,* in such cases we will not be able to realize the full contract amount without* getting caught in potentially expensive litigation.

We also rely on our unpatented proprietary technology, trade secrets,* processes and know-how.

We rely on proprietary information (such as trade secrets, proprietary* technology and confidential information) to protect intellectual property* that may not be patentable or that we believe is best protected by means that* do not require public disclosure. We generally protect this proprietary* information by entering into confidentiality agreements, consulting, service* or employment agreements that contain non-disclosure and non-use provisions* for our employees, consultants, contractors, scientific advisors and third* parties. However, we cannot guarantee that we have entered into such* agreements with parties who have or may have access to our trade secrets or* proprietary information, and even if such agreements are in place, they may* be breached or may not prevent disclosure.

We also rely on physical and electronic security measures to protect our* proprietary information, but we cannot guarantee that such security measures* provide adequate protection for such proprietary information or that it will* ever be breached.
Third parties may have unauthorized access to and improperly use or disclose* our proprietary information, which would harm our competitive advantage. We* may not be able to detect or prevent unauthorized access to or use of our* information by third parties, and we may not be able to take appropriate and* timely steps to mitigate the harm (or the harm may not be mitigated or* remedied).

We may be subject to risks associated with potential future acquisitions.

Although we do not currently have acquisition plans, if appropriate* opportunities arise, we may acquire additional assets, products, technologies* or businesses that are complementary to our existing business. Any future* acquisitions and the subsequent integration of new assets and businesses will* require a high degree of attention from our management and could result in a* shift of resources from our existing business, which in turn could have an* adverse effect on our operations, which could adversely affect our results of* operations and financial condition. Acquired assets or businesses may not* produce the financial results we expect. Acquisitions may result in the use* of significant amounts of cash, potentially dilutive issuances of equity* securities, significant goodwill impairment charges, amortization charges* for other intangible assets and the risk of potentially unknown liabilities* of the acquired business. In addition, the costs of identifying and* completing acquisitions may be significant.


difficulties in assimilating and integrating the operations, personnel,* systems, data, technologies, products and services of the acquired business;



inability of the acquired technologies, products or businesses to achieve* expected levels of revenue, profitability, productivity or other benefits;



difficulties in retaining, training, motivating and integrating key personnel;



diversion of managements time and resources from our normal daily operations;



difficulties in successfully incorporating licensed or acquired technology and* rights into our products;



difficulties in maintaining uniform standards, controls, procedures and* policies within the combined organizations;



difficulties in retaining relationships with clients, employees and suppliers* of the acquired business;



regulatory risks, including remaining in good standing with existing* regulatory bodies or receiving any necessary pre-closing or post-closing* approvals, as well as being subject to new regulators with oversight over* an acquired business;



assumption of contractual obligations that contain terms that are not* beneficial to us, require us to license or waive intellectual property* rights or increase our risk for liability;



failure to successfully further develop the acquired technology;



liability for activities of the acquired business before the acquisition,* including intellectual property infringement claims, violations of laws,* commercial disputes, tax liabilities and other known and unknown* liabilities; and



potential disruptions to our ongoing businesses.



As a public company, we will incur additional costs.

Once we become a public company, we will incur significant legal, accounting* and other expenses that we did not incur as a private company prior to this* offering. In addition, the Sarbanes-Oxley Act of 2002 and subsequent new* rules implemented by the SEC and NASDAQ require changes in the corporate* governance practices of public companies. We expect that these new rules and* regulations will increase our legal, accounting and financial compliance* costs and make certain corporate activities more time-consuming and costly.* In addition, we will incur ongoing additional costs associated with our* public company reporting requirements. We are currently evaluating and* monitoring the development of these new rules and we are unable to predict* or estimate the additional costs we may incur or the timing of such costs.

Rising labor costs in China could adversely affect our business and* profitability.

In recent years, the Chinese economy has experienced an increase in labor* costs. The overall economy in China and average wages in China are expected* to continue to increase. The average wage levels of our employees have also* increased in recent years. We expect our labor costs, including wages and* employee benefits, to continue to increase. Our consulting services have a* significant impact on labor costs because the primary cost of our business is* compensation and benefits for our professionals. Unless we are able to pass* on these increased labor costs to our clients by increasing the price of our* services, our profitability and results of operations could be materially and* adversely affected.

In addition, we are subject to more stringent regulatory requirements with* respect to employment contracts with our employees and the payment of various* statutory employee benefits, such as pensions, housing funds, medical* insurance, workers' compensation insurance, unemployment insurance and* maternity insurance, to designated personnel. Government agencies work for* the benefit of our employees. Under the Labor Contract Law of the People's* Republic of China or the Labor Contract Law, which has been in effect since* January 2008, the implementing regulations since September 2008, and the* amendments effective July 2013, employers are subject to stricter* requirements regarding the signing of contracts. Labor contracts, minimum* wages, payment of compensation, determination of employee probationary* periods and unilateral termination of labor contracts.

Because the interpretation and enforcement of labor-related laws and* regulations are still evolving, we cannot assure you that our employment* practices do not and will not violate labor-related laws and regulations* in China, which may expose us to labor disputes or government investigations.* If we are deemed to have violated relevant labor laws and regulations, we may* be required to provide additional compensation to our employees and our* business, financial condition and results of operations could be materially* and adversely affected.

Our business is subject to the risks of operating internationally.

As we expand into additional countries, the inherent complexity of complying* with these laws and regulations increases, making compliance more difficult* and costly, and driving up the cost of doing business in foreign* jurisdictions. Any failure to comply with foreign laws and regulations may* subject us to fines and penalties, make it more difficult or impossible to* conduct business in that country, and damage our reputation.

If we fail to hire, train and retain qualified management and other employees,* our business and results of operations could be materially and adversely* affected.

We are highly dependent on the consulting and financial services industry* experience and knowledge of our senior management team, as well as their* relationships with other industry participants. The loss of the services of* one or more members of senior management could impede our ability to* effectively manage our business and implement our growth strategies. Finding* suitable replacements for our current senior executives may be difficult and* competition for such individuals with similar experience is intense. If we* fail to retain our senior executives, our business and operating results* could be materially and adversely affected.

Our consulting services personnel are critical to maintaining the quality and* consistency of our services, brand and reputation. It is important to us to* attract qualified executives and other employees who have experience in* consulting services and who are committed to our service approach. The* availability of such qualified personnel may be limited. We must hire and* train qualified managers and other employees in a timely manner to keep pace* with our rapid growth while maintaining consistent quality of service across* our operations. We must also provide ongoing training to our managers and* other employees so that they are up to date on all aspects of our operations* and can meet our demand for quality services. If we do not do so, the quality* of our services may deteriorate.

Pandemics and epidemics, including ongoing COVID-19 pandemics, natural* disasters, terrorist activities, political unrest and other outbreaks, may* have an impact on our business, results of operations, financial condition,* cash flows or liquidity and the extent to which we will be affected will* depend on future developments, which cannot be predicted.

The capital markets are experiencing significant volatility during the ongoing* global COVID-19 pandemic, which could adversely affect investor confidence* and, in turn, could affect our initial public offering.

In addition, the COVID-19 pandemic has caused us to modify our business* practices (such as employee travel plans and cancellation of physical* attendance at meetings, events and conferences), and we may be required by* government authorities or we may take further action to determine whether* it is in the best interests of our employees, users and business partners.* In addition, the businesses and operations of our manufacturers, suppliers* and other business partners have been adversely affected by the COVID-19* pandemic and may be further adversely affected in the future, which could* result in delays to our autonomous commercialization capabilities for* freight solutions.

Access to our facilities, users, management, support personnel and* professional advisors has been limited due to social distance, travel* bans and quarantine measures, which in turn has affected and will continue* to affect our operational and financial health) status.

The extent of the impact of COVID-19 on us and our partners and potential* users, business, results of operations and financial condition will depend* on future developments that are uncertain and unpredictable, including, but* not limited to, the occurrence of a "second wave," the duration and spread of* the outbreak, its severity, actions to contain the virus or treat its* effects, and the restoration of normal economic health. and the speed and* extent to which normal economic and operational conditions can be* restored. Even if the COVID-19 outbreak subsides, we may continue to have a* material adverse effect on our business due to its global economic impact,* including any downturn that has occurred or may occur in the future.

The ethical level of our employees may be detrimental to our business.

The Company has established strict rules and regulations for possible* inappropriate employee conduct, and controls and restraints on its related* work procedures, but it may still not be possible to completely eliminate* inappropriate personal conduct by employees. If an employee deliberately* conceals risks from the Company, conducts unauthorized or excessive* transactions or other actions, improperly uses or discloses confidential* information, falsifies or neglects his or her duties, and the Company* fails to detect and prevent such actions in a timely manner, the Company's* reputation and financial condition may be damaged to varying degrees, and the* Company may even face litigation and regulatory penalties.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Ordinary Shares prior to this* offering, and you may not be able to resell our Ordinary Shares at or above* the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary* Shares. We plan to apply for the listing of our Ordinary Shares on the* Nasdaq Capital Market. However, an active public market for our Ordinary* Shares may not develop or be sustained after the offering, in which case* the market price and liquidity of our Ordinary Shares will be materially* and adversely affected.

We are offering our Ordinary Shares on a best efforts basis and may be unable* to sell any shares. Because this is a best efforts offering, there is a* possibility that we may not be able to sell the minimum offering amount of* Ordinary Shares. In the event that we do not raise the minimum offering*
amount of Ordinary Shares prior to              , 2022, all funds raised will*
be promptly returned to the investors, without interest or deduction. If we* successfully raise the minimum offering amount of Ordinary Shares, we will* be able to execute our business plan as described.

The initial public offering price for our Ordinary Shares may not be indicative* of prices that will prevail in the trading market and such market prices may* be volatile.

The initial public offering price for our Ordinary Shares will be determined* by negotiations between us and the Underwriter, and does not bear any* relationship to our earnings, book value or any other indicia of value. We* cannot assure you that the market price of our Ordinary Shares will not * decline significantly below the initial public offering price. The financial* markets in the United States and other countries have experienced significant* price and volume fluctuations in the last few years. Volatility in the price* of our Ordinary Shares may be caused by factors outside of our control and* may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible* book value of Ordinary Shares purchased.

The initial public offering price of our Ordinary Shares is substantially* higher than the net tangible book value per share of our Ordinary Shares.* Consequently, when you purchase our Ordinary Shares in the offering and upon* completion of the offering, you will incur immediate dilution, based on an*
assumed initial public offering price of US$      , of US$        per share*
if the minimum amount is raised or US$          per share if the maximum*
amount raised. See Dilution. In addition, you may experience further dilution* to the extent that additional ordinary shares are issued upon exercise of* outstanding warrants or options we may grant from time to time.

Our shares will probably trade under $5.00 per share and thus will be a* penny stock. Trading in penny stocks has certain restrictions and these* restrictions could negatively affect the price and liquidity of our shares.

Our stock is expected to trade below $5.00 per share upon listing. As a* result, our stock would be known as a penny stock, which is subject to* various regulations involving disclosures to be given to you prior to the* purchase of any penny stock.

The U.S. Securities and Exchange Commission (the SEC) has adopted regulations* which generally define a penny stock to be any equity security that has a* market price of less than $5.00 per share, subject to certain exceptions.* Depending on market fluctuations, our Ordinary Shares could be considered to* be a penny stock. A penny stock is subject to rules that impose additional* sales practice requirements on broker/dealers who sell these securities to* persons other than established Members and accredited investors. For* transactions covered by these rules, the broker/dealer must make a special* suitability determination for the purchase of these securities. In addition,* he must receive the purchasers written consent to the transaction prior to* the purchase. He must also provide certain written disclosures to the* purchaser. Consequently, the penny stock rules may restrict the ability of* broker/dealers to sell our securities, and may negatively affect the ability* of holders of shares of our Ordinary Shares to resell them. These disclosures* require you to acknowledge that you understand the risks associated with* buying penny stocks and that you can absorb the loss of your entire* investment. Penny stocks generally do not have a very high trading volume.* Consequently, the price of the stock is often volatile and you may not be* able to buy or sell the stock when you want to.

Substantial future sales of our Ordinary Shares or the anticipation of future* sales of our Ordinary Shares in the public market could cause the price of* our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after* this offering, or the perception that these sales could occur, could cause* the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and* expansion of our business, and we do not expect to declare or pay any* dividends in the foreseeable future. As a result, you may only receive a* return on your investment in our Ordinary Shares if the market price of* our Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about* our business, or if the publish a negative report regarding our Ordinary* Shares, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares may depend in part on the research* and reports that industry or securities analysts publish about us or our* business. We do not have any control over these analysts. If one or more of* the analysts who cover us downgrade us, the price of our Ordinary Shares* would likely decline. If one or more of these analysts cease coverage of our* company or fail to regularly publish reports on us, we could lose visibility* in the financial markets, which could cause the price of our Ordinary Shares* and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline* regardless of our operating performance, and you may not be able to resell* your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined* through negotiations between the Underwriter and us and may vary from the* market price of our Ordinary Shares following our initial public offering.*
If you purchase our Ordinary Shares in our initial public offering, you may* not be able to resell those shares at or above the initial public offering* price. We cannot assure you that the initial public offering price of our* Ordinary Shares, or the market price following our initial public offering,* will equal or exceed prices in privately negotiated transactions of our* shares that have occurred from time to time prior to our initial public* offering. The market price of our Ordinary Shares may fluctuate significantly* in response to numerous factors, many of which are beyond our control,* including:


actual or anticipated fluctuations in our revenue and other operating results;



the financial projections we may provide to the public, any changes in these* projections or our failure to meet these projections;



actions of securities analysts who initiate or maintain coverage of us,* changes in financial estimates by any securities analysts who follow our* company, or our failure to meet these estimates or the expectations of* investors;



announcements by us or our competitors of significant products or features,* technical innovations, acquisitions, strategic partnerships, joint ventures,* or capital commitments;



price and volume fluctuations in the overall stock market, including as a* result of trends in the economy as a whole;



lawsuits threatened or filed against us; and



other events or factors, including those resulting from war or incidents of* terrorism, or responses to these events.


In addition, the stock markets have experienced extreme price and volume* fluctuations that have affected and continue to affect the market prices of* equity securities of many companies. Stock prices of many companies have* fluctuated in a manner unrelated or disproportionate to the operating* performance of those companies. In the past, stockholders have filed* securities class action litigation following periods of market volatility.* If we were to become involved in securities litigation, it could subject us* to substantial costs, divert resources and the attention of management from* our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised* in the offering and may use them in ways that may not enhance our results of* operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working* capital and other corporate purposes. Our management will have significant* discretion as to the use of the net proceeds to us from this offering and* could spend the proceeds in ways that do not improve our results of* operations or enhance the market price of our Ordinary Shares.

We may need additional capital and may sell additional Ordinary Shares* or other equity securities or incur indebtedness, which could result in* additional dilution to our shareholders or increase our debt service* obligations.

We may require additional cash resources due to changed business conditions or* other future developments, including any investments or acquisitions we may* decide to pursue. If our cash resources are insufficient to satisfy our cash* requirements, we may seek to sell additional equity or debt securities or* obtain a credit facility. The sale of additional equity securities or* equity-linked debt securities could result in additional dilution to our* shareholders. The incurrence of indebtedness would result in debt service* obligations and could result in operating and financing covenants that would* restrict our operations. We cannot assure you that financing will be available* in amounts or terms acceptable to us, if at all.

Certain existing shareholders have substantial influence over our company and* their interests may not be aligned with the interests of our other* shareholders.

Upon the completion of this offering, our directors and officers will*
collectively own an aggregate of         % of the total voting power of our*
outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option.
As a result, they have substantial influence over our business, including* significant corporate actions such as mergers, consolidations, election of* directors and other significant corporate actions.

They may take actions that are not in the best interest of us or our other* shareholders. This concentration of ownership may discourage, delay or prevent* a change in control of our company, which could deprive our shareholders of* an opportunity to receive a premium for their shares as part of a sale of our* company and may reduce the price of the Ordinary Shares. These actions may be* taken even if they are opposed by our other shareholders, including those who* purchase Ordinary Shares in this offering. In addition, the significant* concentration of share ownership may adversely affect the trading price of* the Ordinary Shares due to investors perception that conflicts of interest may* exist or arise. For more information regarding our principal shareholders and* their affiliated entities, see Principal Shareholders.

We are an emerging growth company within the meaning of the Securities Act and* may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take* advantage of certain exemptions from various requirements applicable to other* public companies that are not emerging growth companies including, most* significantly, not being required to comply with the auditor attestation* requirements of Section 404 of the Sarbanes-Oxley Act of 2002 so long as we* are an emerging growth company. As a result, if we elect not to comply with* such auditor attestation requirements, our investors may not have access to* certain information they may deem important.

In addition, under the JOBS Act, emerging growth companies can also delay* adopting new or revised accounting standards until such time as those* standards apply to private companies. We have elected to avail ourselves of* an exemption that allows us to delay adopting new or revised accounting* standards until such time as those standards apply to private companies.*
As a result, we will not be subject to the same new or revised accounting* standards as other public companies that comply with the public company* effective dates. We have also elected to take advantage of certain of the* reduced disclosure obligations in the registration statement of which this* prospectus is a part and may elect to take advantage of other reduced* reporting requirements in future filings. As a result of these elections,* the information that we provide to our stockholders may be different than* you might receive from other public reporting companies.

Risks Relating to Doing Business in China

There are significant legal and other obstacles to obtaining information* needed for shareholder investigations or litigation outside China or* otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a* majority of our directors and senior management are based in China, which* is an emerging market. The SEC, U.S. Department of Justice and other* authorities often have substantial difficulties in bringing and enforcing* actions against non-U.S. companies and non-U.S. persons, including company* directors and officers, in certain emerging markets, including China.* Additionally, our public shareholders may have limited rights and few* practical remedies in emerging markets where we operate, as shareholder* claims that are common in the United States, including class action* securities law and fraud claims, generally are difficult to pursue as* a matter of law or practicality in many emerging markets, including China.* For example, in China, there are significant legal and other obstacles to* obtaining information needed for shareholder investigations or litigation* outside China or otherwise with respect to foreign entities. Although the* local authorities in China may establish a regulatory cooperation mechanism* with the securities regulatory authorities of another country or region to* implement cross-border supervision and administration, the regulatory* cooperation with the securities regulatory authorities in the Unities States* has not been efficient in the absence of a mutual and practical cooperation* mechanism. According to Article 177 of the PRC Securities Law which became* effective in March 2020, no foreign securities regulator is allowed to* directly conduct investigation or evidence collection activities within the* territory of the PRC. Accordingly, without the consent of the competent PRC* securities regulators and relevant authorities, no organization or individual* may provide the documents and materials relating to securities business* activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting* their interests in the face of actions taken by management, members of the* board of directors or controlling shareholders than they would as public* shareholders of a company incorporated in the United States.

It may be difficult for you to enforce a judgment against us.

We are a Delaware corporation and most of our assets are and will be located* outside the United States. Almost all of our business will be conducted in* China. In addition, our officers and directors are nationals and residents of* countries outside of the United States. All of their assets are located* outside of the United States. As a result, it may be difficult for you to* serve process on them within the United States. It may also be difficult for* you to enforce a judgment in a U.S. court against us and our officers and* directors under the civil liability provisions of the U.S. federal securities* laws because he is not a U.S. resident. In addition, there is uncertainty as* to whether courts in other Asian countries will recognize or enforce judgments* in U.S. courts.

PRC regulation of loans to, and direct investments in, PRC entities by* offshore holding companies may delay or prevent us from using proceeds from* this offering and/or future financing activities to make loans or additional* capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning* Foreign Exchange Control on Domestic Residents Offshore Investment and* Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE* Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37* requires PRC residents, including PRC individuals and PRC corporate entities,* to register with SAFE or its local branches in connection with their direct* or indirect offshore investment activities. SAFE Circular 37 is applicable to* our shareholders who are PRC residents and may be applicable to any offshore* acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the* implementation of SAFE Circular 37 made, direct or indirect investments in* offshore special purpose vehicles, or SPVs, are required to register such* investments with SAFE or its local branches. In addition, any PRC resident* who is a direct or indirect shareholder of an SPV, is required to update its* registration with the local branch of SAFE with respect to that SPV, to* reflect any material change. Moreover, any subsidiary of such SPV in China is* required to urge the PRC resident shareholders to update their registration* with the local branch of SAFE to reflect any material change. If any PRC* resident shareholder of such SPV fails to make the required registration or* to update the registration, the subsidiary of such SPV in China may be* prohibited from distributing its profits or the proceeds from any capital* reduction, share transfer or liquidation to the SPV, and the SPV may also be* prohibited from making additional capital contributions into its subsidiaries* in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying* and Improving Foreign Exchange Administration Policy on Direct Investment, or* SAFE Notice 13.

Under SAFE Notice 13, applications for foreign exchange registration of* inbound foreign direct investments and outbound direct investments, including* those required under SAFE Circular 37, must be filed with qualified banks* instead of SAFE. Qualified banks should examine the applications and accept* registrations under the supervision of SAFE. We have used our best efforts* to notify PRC residents or entities who directly or indirectly hold shares* in our Cayman Islands holding company and who are known to us as being PRC* residents to complete the foreign exchange registrations. However, we may* not be informed of the identities of all the PRC residents or entities holding* direct or indirect interest in our company, nor can we compel our beneficial* owners to comply with SAFE registration requirements. We cannot assure you* that all other shareholders or beneficial owners of ours who are PRC residents* or entities have complied with, and will in the future make, obtain or update* any applicable registrations or approvals required by, SAFE regulations.* Failure by such shareholders or beneficial owners to comply with SAFE* regulations, or failure by us to amend the foreign exchange registrations of* our PRC subsidiaries, could subject us to fines or legal sanctions, restrict* our overseas or cross-border investment activities, and limit our PRC* subsidiaries ability to make distributions or pay dividends to us or affect* our ownership structure, which could adversely affect our business and* prospects.

Furthermore, as these foreign exchange and outbound investment related* regulations are relatively new and their interpretation and implementation* has been constantly evolving, it is unclear how these regulations, and any* future regulation concerning offshore or cross-border investments and* transactions, will be interpreted, amended and implemented by the relevant* government authorities. For example, we may be subject to a more stringent* review and approval process with respect to our foreign exchange activities,* such as remittance of dividends and foreign-currency-denominated borrowings,* which may adversely affect our financial condition and results of operations.* We cannot assure you that we have complied or will be able to comply with all* applicable foreign exchange and outbound investment related regulations.*
In addition, if we decide to acquire a PRC domestic company, we cannot assure* you that we or the owners of such company, as the case may be, will be able to* obtain the necessary approvals or complete the necessary filings and* registrations required by the foreign exchange regulations. This may restrict* our ability to implement our acquisition strategy and could adversely affect* our business and prospects.

As an offshore holding company with PRC subsidiaries, we may transfer funds to* our Affiliate Entities or finance our operating entity by means of loans or* capital contributions. Any capital contributions or loans that we, as an* offshore entity, make to our Companys PRC subsidiaries, including from the* proceeds of this offering, are subject to the above PRC regulations. We may* not be able to obtain necessary government registrations or approvals on a* timely basis, if at all. If we fail to obtain such approvals or make such* registration, our ability to make equity contributions or provide loans to* our Companys PRC subsidiaries or to fund their operations may be negatively* affected, which may adversely affect their liquidity and ability to fund their* working capital and expansion projects and meet their obligations and* commitments. As a result, our liquidity and our ability to fund and expand* our business may be negatively affected.

We must remit the offering proceeds to China before they may be used to* benefit our business in China, and this process may take several months* to complete.

The process for sending the proceeds from this offering back to China may* take as long as six months after the closing of this offering. In utilizing* the proceeds of this offering in the manner described in Use of Proceeds, as* an offshore holding company of our PRC operating subsidiaries, we may make* loans to our Affiliated Entities, or we may make additional capital* contributions to our Affiliate Entities. Any loans to our Affiliated Entities* are subject to PRC regulations. For example, loans by us to our subsidiaries* in China, which are foreign-invested enterprises, to finance their activities* cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the offering, we must take the following steps:

We may also decide to finance our subsidiaries by means of capital* contributions. These capital contributions must be approved by MOFCOM* or its local counterpart. We cannot assure you that we will be able to* obtain these government approvals on a timely basis, if at all, with respect* to future capital contributions by us to our subsidiaries. If we fail to* receive such approvals, our ability to use the proceeds of this offering and* to capitalize our Chinese operations may be or its local counterpart. We* cannot assure you that we will be able to obtain these government approvals* on a timely basis, if at all, with respect to future capital contributions by* us to our subsidiaries. If we fail to receive such approvals, our ability to* use the proceeds of this offering and to capitalize our Chinese operations may* be negatively affected, which could adversely affect our liquidity and our* ability to fund and expand our business. If we fail to receive such approvals,* our ability to use the proceeds of this offering and to capitalize our Chinese* operations may be negatively affected, which could adversely affect our* liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could* have a material adverse effect on the overall economic growth of China, which* could reduce the demand for our products and services and materially and* adversely affect our competitive position.

Substantially all of our business operations are conducted in China.* Accordingly, our business, results of operations, financial condition and* prospects are subject to economic, political and legal developments in China.* Although the Chinese economy is no longer a planned economy, the PRC* government continues to exercise significant control over Chinas economic* growth through direct allocation of resources, monetary and tax policies, and* a host of other government policies such as those that encourage or restrict* investment in certain industries by foreign investors, control the exchange* between RMB and foreign currencies, and regulate the growth of the general* or specific market.

From time to time, we may have to resort to administrative and court* proceedings to enforce our legal rights. Any administrative and court* proceedings in China may be protracted, resulting in substantial costs* and diversion of resources and management attention. Since PRC administrative* and court authorities have significant discretion in interpreting and* implementing statutory provisions and contractual terms, it may be more* difficult to evaluate the outcome of administrative and court proceedings and* the level of legal protection we enjoy than in more developed legal systems.* These uncertainties may impede our ability to enforce the contracts we have* entered into and could materially and adversely affect our business and* results of operations.

Furthermore, the PRC legal system is based in part on government policies and* internal rules, some of which are not published on a timely basis or at all* and may have retroactive effect. As a result, we may not be aware of our* violation of any of these policies and rules until sometime after the* violation. Such unpredictability towards our contractual, property (including* intellectual property) and procedural rights could adversely affect our* business and impede our ability to continue our operations.

These government involvements have been instrumental in Chinas significant* growth in the past 30 years. In response to the recent global and Chinese* economic downturn, the PRC government has adopted policy measures aimed at* stimulating the economic growth in China. If the PRC governments current or* future policies fail to help the Chinese economy achieve further growth or if* any aspect of the PRC governments policies limits the growth of our industry* or otherwise negatively affects our business, our growth rate or strategy, our* results of operations could be adversely affected as a result.

Changes in Chinas economic, political or social conditions or government* policies could have a material adverse effect on our business and results of* operations.

All of our operations are located in China. Accordingly, our business,* prospects, financial condition and results of operations may be influenced* to a significant degree by political, economic and social conditions in China* generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in* many respects, including the amount of government involvement, level of* development, growth rate, control of foreign exchange and allocation of* resources.

Although the Chinese government has implemented measures emphasizing the* utilization of market forces for economic reform, the reduction of state* ownership of productive assets and the establishment of improved corporate* governance in business enterprises, a substantial portion of productive* assets in China is still owned by the government. In addition, the Chinese* government continues to play a significant role in regulating industry* development by imposing industrial policies.

The Chinese government also exercises significant control over Chinas* economic growth through allocating resources, controlling payment of foreign* currency-denominated obligations, setting monetary policy, and providing* preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past* decades, growth has been uneven, both geographically and among various* sectors of the economy. The Chinese government has implemented various* measures to encourage economic growth and guide the allocation of resources.* Some of these measures may benefit the overall Chinese economy, but may have a* negative effect on us. For example, our financial condition and results of* operations may be adversely affected by government control over capital* investments or changes in tax regulations. In addition, in the past the* Chinese government has implemented certain measures, including interest rate* increases, to control the pace of economic growth. These measures may cause* decreased economic activity in China, and since 2012, Chinas economic growth* has slowed down. Any prolonged slowdown in the Chinese economy may reduce the* demand for our products and services and materially and adversely affect our* business and results of operations.

Under the Enterprise Income Tax Law, we may be classified as a Resident* Enterprise of China. Such classification will likely result in unfavorable* tax consequences to us and our non-PRC stockholders.

China passed the Enterprise Income Tax Law, or the EIT Law, and its* implementing rules, both of which became effective on January 1, 2008.Under* the EIT Law, an enterprise established outside of China with de facto* management bodies within China is considered a resident enterprise, meaning* that it can be treated in a manner similar to a Chinese enterprise for* enterprise income tax purposes. The implementing rules of the EIT Law define* de facto management as substantial and overall management and control over the* production and operations, personnel, accounting, and properties of the* enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the* Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment* Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant* to Criteria of de facto Management Bodies, or the Notice, further interpreting* the application of the EIT Law and its implementation to offshore entities* controlled by a Chinese enterprise or group. Pursuant to the Notice, an* enterprise incorporated in an offshore jurisdiction and controlled by a* Chinese enterprise or group will be classified as a non-domestically* incorporated resident enterprise if (i) its senior management in charge of* daily operations reside or perform their duties mainly in China; (ii) its* financial or personnel decisions are made or approved by bodies or persons* in China; (iii) its substantial assets and properties, accounting books,* corporate stamps, board and stockholder minutes are kept in China; and*
(iv) all of its directors with voting rights or senior management reside* in China. A resident enterprise would be subject to an enterprise income tax* rate of 25% on its worldwide income and must pay a withholding tax at a rate* of 10% when paying dividends to its non-PRC stockholders. Because* substantially all of our operations and senior management are located within* the PRC and are expected to remain so for the foreseeable future, we may be* considered a PRC resident enterprise for enterprise income tax purposes and* therefore subject to the PRC enterprise income tax at the rate of 25% on its* worldwide income. However, it remains unclear as to whether the Notice is* applicable to an offshore enterprise controlled by a Chinese natural person.* Therefore, it is unclear how tax authorities will determine tax residency* based on the facts of each case.

If the PRC tax authorities determine that we are a resident enterprise for PRC* enterprise income tax purposes, a number of unfavorable PRC tax consequences* could follow. First, we may be subject to the enterprise income tax at a rate* of 25% on our worldwide taxable income as well as PRC enterprise income tax* reporting obligations. In our case, this would mean that income such as* non-China source income would be subject to PRC enterprise income tax at a* rate of 25%. Currently, we do not have any non-China source income, as we* conduct our sales in China. However, under the EIT Law and its implementing* rules, dividends paid to us from our PRC subsidiaries would be deemed as* qualified investment income between resident enterprises and therefore qualify* as tax-exempt income pursuant to clause 26 of the EIT Law. Second, it is* possible that future guidance issued with respect to the new resident* enterprise classification could result in a situation in which the dividends* we pay with respect to our Ordinary Shares, or the gain our non-PRC* shareholders may realize from the transfer of our Ordinary Shares, may be* treated as PRC-sourced income and may therefore be subject to a 10% PRC* withholding tax. The EIT Law and its implementing regulations are, however,* relatively new and ambiguities exist with respect to the interpretation and* identification of PRC-sourced income, and the application and assessment of* withholding taxes. If we are required under the EIT Law and its implementing* regulations to withhold PRC income tax on dividends payable to our non-PRC* shareholders, or if non-PRC stockholders are required to pay PRC income tax* on gains on the transfer of their Ordinary Shares, our business could be* negatively impacted and the value of your investment may be materially* reduced. Further, if we were treated as a resident enterprise by PRC tax* authorities, we would be subject to taxation in both China and such countries* in which we have taxable income, and our PRC tax may not be creditable against* such other taxes.

We must comply with the Foreign Corrupt Practices Act and Chinese* anti-corruption laws.

We are required to comply with the United States Foreign Corrupt Practices* Act, or FCPA, which prohibits US companies from engaging in bribery or other* prohibited payments to foreign officials for the purpose of obtaining or* retaining business. Foreign companies, including some of our competitors,* are not subject to these prohibitions. The PRC also strictly prohibits* bribery of government officials. Certain of our suppliers are owned by the*
PRC government and our dealings with them are likely to be considered to be* with government officials for these purposes. Corruption, extortion, bribery,* pay-offs, theft and other fraudulent practices occur from time-to-time in* China. It is our policy to prohibit our employees, and to discourage our* agents, representatives and consultants, from engaging in such practices.*
If our competitors engage in these practices, they may receive preferential* treatment from personnel of some companies, giving our competitors an* advantage in securing business or from government officials who might give* them priority in obtaining new licenses, which would put us at a disadvantage.* Our employees, agents, representatives and consultants may not always be* subject to our control. If any of them violates FCPA or other anti-corruption* law, we might be held responsible. We could suffer severe penalties in that* event. In addition, the US government may seek to hold us liable for* successor liability FCPA violations committed by companies in which we invest* or which we acquire.

Uncertainties with respect to the PRC legal system, including those regarding* the enforcement of laws, and sudden or unexpected changes, with little advance* notice, in laws and regulations in China could adversely affect us and limit* the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and* application of PRC laws and regulations including, but not limited to, the* laws and regulations governing our business and the enforcement and* performance of our arrangements with customers in certain circumstances.*
The laws and regulations are sometimes vague and may be subject to future* changes, and their official interpretation and enforcement could be* unpredictable, with little advance notice. The effectiveness and* interpretation of newly enacted laws or regulations, including amendments to* existing laws and regulations, may be delayed, and our business may be* affected if we rely on laws and regulations which are subsequently adopted or* interpreted in a manner different from our understanding of these laws and* regulations. New laws and regulations that affect existing and proposed future* businesses may also be applied retroactively. We cannot predict what effect* the interpretation of existing or new PRC laws or regulations may have on our* business.

We conduct all of our business through our subsidiary and VIE in China. Our* operations in China are governed by PRC laws and regulations. Our PRC* subsidiary and VIE are generally subject to laws and regulations applicable to* foreign investments in China and, in particular, laws and regulations* applicable to wholly foreign-owned enterprises. The PRC legal system is based* on statutes. Prior court decisions may be cited for reference but have limited* precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the* protections afforded to various forms of foreign investments in China.* However, China has not developed a fully integrated legal system and recently* enacted laws and regulations may not sufficiently cover all aspects of* economic activities in China. In particular, because these laws and* regulations are relatively new, and because of the limited volume of published* decisions and their nonbinding nature, the interpretation and enforcement of* these laws and regulations involve uncertainties. In addition, the PRC legal* system is based in part on government policies and internal rules (some of* which are not published on a timely basis or at all) that may have a* retroactive effect. As a result, we may not be aware of our violation of these* policies and rules until sometime after the violation. In addition, any* litigation in China may be protracted and result in substantial costs and* diversion of resources and management attention.

The PRC government has significant oversight and discretion over the conduct* of our business and may intervene or influence our operations as the* government deems appropriate to further regulatory, political and societal* goals. The PRC government has recently published new policies that* significantly affected certain industries such as the education and internet* industries, and we cannot rule out the possibility that it will in the future* release regulations or policies regarding our industry that could adversely* affect our business, financial condition and results of operations.* Furthermore, the PRC government has recently indicated an intent to assert* more oversight and control over securities offerings and other capital markets* activities that are conducted overseas and foreign investment in China-based* companies like us. Any such action, once taken by the PRC government, could* significantly limit or completely hinder our ability to offer or continue to* offer securities to investors and cause the value of such securities to* significantly decline or in extreme cases, become worthless.

Governmental control of currency conversion may affect the value of your* investment.

The PRC government imposes controls on the convertibility of the RMB into* foreign currencies and, in certain cases, the remittance of currency out of* China. We receive substantially all of our revenues in RMB. Under our current* corporate structure, our income is primarily derived from dividend payments* from our PRC subsidiaries. Shortages in the availability of foreign currency* may restrict the ability of our PRC subsidiaries to remit sufficient foreign* currency to pay dividends or other payments to us, or otherwise satisfy their* foreign currency denominated obligations. Under existing PRC foreign exchange* regulations, payments of current account items, including profit* distributions, interest payments and expenditures from trade-related* transactions can be made in foreign currencies without prior approval from* SAFE by complying with certain procedural requirements. However, approval from* appropriate government authorities is required where RMB is to be converted* into foreign currency and remitted out of China to pay capital expenses such* as the repayment of loans denominated in foreign currencies. The PRC* government may also at its discretion restrict access in the future to foreign* currencies for current account transactions. If the foreign exchange control* system prevents us from obtaining sufficient foreign currency to satisfy our* currency demands, we may not be able to pay dividends in foreign currencies to* our security-holders.

Substantial uncertainties exist with respect to the interpretation of the PRC* Foreign Investment Law and how it may impact the viability of our current* corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign* Investment Law in January 2015, or the 2015 FIL Draft, which expands the* definition of foreign investment and introduces the principle of actual* control in determining whether a company is considered a foreign-invested* enterprise, or an FIE. Under the 2015 FIL Draft, VIEs that are controlled* via contractual arrangement would also be deemed as foreign invested* enterprises, if they are ultimately controlled by foreign investors.

On March 15, 2019, the National Peoples Congress approved the Foreign* Investment Law of the PRC, or the FIL, which will come into effect on*
January 1, 2020, repealing simultaneously the Law of the PRC on Sino-foreign* Equity Joint Ventures, the Law of the PRC on Wholly Foreign-owned Enterprises* and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together* with their implementation rules and ancillary regulations. Pursuant to the* FIL, foreign investment refers to any investment activity directly or* indirectly carried out by foreign natural persons, enterprises, or other* organizations, including investment in new construction project, establishment* of foreign funded enterprise or increase of investment, merger and* acquisition, and investment in any other way stipulated under laws,* administrative regulations, or provisions of the State Council. Although* the FIL has deleted the particular reference to the concept of actual control* and contractual arrangements compared to the 2015 FIL Draft, there is still* uncertainty regarding whether our VIE would be identified as a FIE in the* future.

Furthermore, the PRC Foreign Investment Law provides that foreign invested* enterprises established according to the existing laws regulating foreign* investment may maintain their structure and corporate governance within five* years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective* rules and principles for foreign investors and their investments in the PRC,* including, among others, that a foreign investor may freely transfer into or* out of China, in Renminbi or a foreign currency, its contributions, profits,* capital gains, income from disposition of assets, royalties of intellectual* property rights, indemnity or compensation lawfully acquired, and income from* liquidation, among others, within China; local governments shall abide by* their commitments to the foreign investors; governments at all levels and* their departments shall enact local normative documents concerning foreign* investment in compliance with laws and regulations and shall not impair* legitimate rights and interests, impose additional obligations onto FIEs,* set market access restrictions and exit conditions, or intervene with the* normal production and operation activities of FIEs; except for special* circumstances, in which case statutory procedures shall be followed and fair* and reasonable compensation shall be made in a timely manner, expropriation* or requisition of the investment of foreign investors is prohibited; and* mandatory technology transfer is prohibited.

Notwithstanding the above, the PRC Foreign Investment Law stipulates that* foreign investment includes foreign investors invest through any other methods* under laws, administrative regulations or provisions prescribed by the State* Council. Therefore, there are possibilities that future laws, administrative* regulations or provisions prescribed by the State Council may regard* contractual arrangements as a form of foreign investment, and then whether our* contractual arrangement will be recognized as foreign investment, whether our* contractual arrangement will be deemed to be in violation of the foreign* investment access requirements and how the above-mentioned contractual* arrangement will be handled are uncertain.

The Chinese government asserts substantial influence over the manner in which* we must conduct our business activities. We are currently not required to* obtain approval from Chinese authorities to list on U.S exchanges, however,* if our VIE or the holding company were required to obtain approval in the* future and were denied permission from Chinese authorities to list on U.S.* exchanges, we will not be able to continue listing on U.S. exchange and the* value of our Ordinary Shares may significantly decline or become worthless,* which would materially affect the interest of the investors.

The Chinese government has exercised and continues to exercise substantial* control over virtually every sector of the Chinese economy through regulation* and state ownership. Under the current government leadership, the government* of the PRC has been pursuing reform policies which have adversely affected* China-based operating companies whose securities are listed in the United* States, with significant policies changes being made from time to time without* notice. There are substantial uncertainties regarding the interpretation and* application of PRC laws and regulations, including, but not limited to, the* laws and regulations governing our business, or the enforcement and* performance of our contractual arrangements with borrowers in the event of the* imposition of statutory liens, bankruptcy or criminal proceedings. Our ability* to operate through our VIE in China may be harmed by changes in its laws and* regulations, including those relating to taxation, environmental regulations,* land use rights, property and other matters. The central or local governments* of these jurisdictions may impose new, stricter regulations or interpretations* of existing regulations that would require additional expenditures and efforts* on our part to ensure our compliance with such regulations or interpretations.* Accordingly, government actions in the future, including any decision not to* continue to support recent economic reforms and to return to a more centrally* planned economy or regional or local variations in the implementation of* economic policies, could have a significant effect on economic conditions in* China or particular regions thereof, and could require us to divest ourselves* of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to* assert more oversight and control over offerings that are conducted overseas* and/or foreign investment in China-based issuers, any such action could* significantly limit or completely hinder our ability to offer or continue to* offer securities to investors and cause the value of such securities to* significantly decline or become worthless.

Recently, the General Office of the Central Committee of the Communist Party* of China and the General Office of the State Council jointly issued the* Opinions on Severely Cracking Down on Illegal Securities Activities According* to Law, or the Opinions, which was made available to the public on July 6,* 2021. The Opinions emphasized the need to strengthen the administration over* illegal securities activities, and the need to strengthen the supervision over* overseas listings by Chinese companies. Effective measures, such as promoting* the construction of relevant regulatory systems, will be taken to deal with* the risks and incidents of China-concept overseas listed companies. As of the* date of this prospectus, we have not received any inquiry, notice, warning, or* sanctions from PRC government authorities in connection with the Opinions.

In early July 2021, regulatory authorities in China launched cybersecurity* investigations with regard to several China-based companies that are listed in* the United States. The Chinese cybersecurity regulator announced on July 2,* 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and* two days later ordered that the companys app be removed from smartphone app* stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same* investigation on two other Internet platforms, Chinas Full Truck Alliance of* Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED*
(Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of* China Central Committee and the General Office of the State Council jointly* released the Guidelines for Further Easing the Burden of Excessive Homework* and Off-campus Tutoring for Students at the Stage of Compulsory Education,* pursuant to which foreign investment in such firms via mergers and* acquisitions, franchise development, and variable interest entities are banned* from this sector.

On August 17, 2021, the State Council promulgated the Regulations on the* Protection of the Security of Critical Information Infrastructure, or the* Regulations, which took effect on September 1, 2021. The Regulations* supplement and specify the provisions on the security of critical* information infrastructure as stated in the Cybersecurity Review Measures.* The Regulations provide, among others, that protection department of certain* industry or sector shall notify the operator of the critical information* infrastructure in time after the identification of certain critical* information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection* Law of the PRC, or the Personal Information Protection Law, which took effect* on November 1, 2021. As the first systematic and comprehensive law* specifically for the protection of personal information in the PRC, the* Personal Information Protection Law provides, among others, that (i) an* individuals consent shall be obtained to use sensitive personal information,* such as biometric characteristics and individual location tracking,*
(ii) personal information operators using sensitive personal information shall* notify individuals of the necessity of such use and impact on the individuals* rights, and (iii) where personal information operators reject an individuals* request to exercise his or her rights, the individual may file a lawsuit with* a Peoples Court.

On December 24, 2021, the CSRC, together with other relevant government* authorities in China issued the Provisions of the State Council on the* Administration of Overseas Securities Offering and Listing by Domestic* Companies (Draft for Comments), and the Measures for the Filing of Overseas* Securities Offering and Listing by Domestic Companies (Draft for Comments)* (Draft Overseas Listing Regulations). The Draft Overseas Listing Regulations* requires that a PRC domestic enterprise seeking to issue and list its shares* overseas (Overseas Issuance and Listing) shall complete the filing procedures* of and submit the relevant information to CSRC. The Overseas Issuance and* Listing includes direct and indirect issuance and listing. Where an enterprise* whose principal business activities are conducted in PRC seeks to issue and* list its shares in the name of an overseas enterprise (Overseas Issuer)on the* basis of the equity, assets, income or other similar rights and interests of* the relevant PRC domestic enterprise, such activities shall be deemed an* indirect overseas issuance and listing ( Indirect Overseas Issuance and* Listing) under the Draft Overseas Listing Regulations. Therefore, the proposed* offering would be deemed an Indirect Overseas Issuance and Listing under the* Draft Overseas Listing Regulations. As such, the Company would be required to* complete the filing procedures of and submit the relevant information to CSRC* after the Draft Overseas Listing Regulations become effective.

As such, the Companys business segments may be subject to various government* and regulatory interference in the provinces in which they operate. The* Company could be subject to regulation by various political and regulatory* entities, including various local and municipal agencies and government* sub-divisions. The Company may incur increased costs necessary to comply with* existing and newly adopted laws and regulations or penalties for any failure* to comply. The Chinese government may intervene or influence our operations at* any time with little advance notice, which could result in a material change* in our operations and in the value of our Ordinary Shares. Any actions by the* Chinese government to exert more oversight and control over offerings that are* conducted overseas and/or foreign investment in China-based issuers could* significantly limit or completely hinder our ability to offer or continue to* offer securities to investors and cause the value of such securities to* significantly decline or become worthless.

Furthermore, it is uncertain when and whether the Company will be required to* obtain permission from the PRC government to list on U.S. exchanges in the* future, and even when such permission is obtained, whether it will be denied* or rescinded. Although the Company is currently not required to obtain* permission from any of the PRC federal or local government to obtain such* permission and has not received any denial to list on the U.S. exchange, our* operations could be adversely affected, directly or indirectly, by existing or* future laws and regulations relating to its business or industry. As a result,* our Ordinary Shares may decline in value dramatically or even become worthless* should we become subject to new requirement to obtain permission from the PRC* government to list on U.S. exchange in the future.

Fluctuations in exchange rates could adversely affect our business and the* value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other* foreign currencies are affected by, among other things, changes in Chinas* political and economic conditions. Any significant revaluation of the RMB* may have a material adverse effect on our revenues and financial condition,* and the value of, and any dividends payable on our shares in U.S. dollar* terms. For example, to the extent that we need to convert U.S. dollars we* receive from our public offering into RMB for our operations, appreciation* of the RMB against the U.S. dollar would have an adverse effect on RMB amount* we would receive from the conversion. Conversely, if we decide to convert our* RMB into U.S. dollars for the purpose of paying dividends on our Ordinary* Shares or for other business purposes, appreciation of the U.S. dollar against* the RMB would have a negative effect on the U.S. dollar amount available to* us. In addition, fluctuations of the RMB against other currencies may increase* or decrease the cost of imports and exports, and thus affect the* price-competitiveness of our products against products of foreign* manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the* Peoples Bank of China regularly intervenes in the foreign exchange market to* prevent significant short-term fluctuations in the exchange rate, the RMB may* appreciate or depreciate significantly in value against the U.S. dollar in the* medium to long term. Moreover, it is possible that in the future PRC* authorities may lift restrictions on fluctuations in the RMB exchange rate and* lessen intervention in the foreign exchange market.

We may become subject to a variety of laws and regulations in the PRC* regarding privacy, data security, cybersecurity, and data protection. We may* be liable for improper use or appropriation of personal information provided* by our customers.

We may become subject to a variety of laws and regulations in the PRC* regarding privacy, data security, cybersecurity, and data protection. These* laws and regulations are continuously evolving and developing. The scope and* interpretation of the laws that are or may be applicable to us are often* uncertain and may be conflicting, particularly with respect to foreign laws.* In particular, there are numerous laws and regulations regarding privacy and* the collection, sharing, use, processing, disclosure, and protection of* personal information and other user data. Such laws and regulations often vary* in scope, may be subject to differing interpretations, and may be inconsistent* among different jurisdictions.

We expect to obtain information about various aspects of our operations as* well as regarding our employees and third parties. We also maintain* information about various aspects of our operations as well as regarding our* employees. The integrity and protection of our customer, employee and company* data is critical to our business. Our customers and employees expect that we* will adequately protect their personal information. We are required by* applicable laws to keep strictly confidential the personal information that we* collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28,*
2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions,* companies and their employees from selling or otherwise illegally disclosing a* citizens personal information obtained during the course of performing duties* or providing services or obtaining such information through theft or other* illegal ways. On November 7, 2016, the Standing Committee of the PRC National* Peoples Congress issued the Cyber Security Law of the PRC, or Cyber Security* Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users* consent, collect their personal information, and may only collect users* personal information necessary to provide their services. Providers are also* obliged to provide security maintenance for their products and services and* shall comply with provisions regarding the protection of personal information* as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National Peoples Congress on May* 28, 2020 and effective from January 1, 2021) provides main legal basis for* privacy and personal information infringement claims under the Chinese civil* laws. PRC regulators, including the Cyberspace Administration of China, MIIT,* and the Ministry of Public Security have been increasingly focused on* regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly* evolving. For instance, various regulatory bodies in China, including the* Cyberspace Administration of China, the Ministry of Public Security and the* SAMR, have enforced data privacy and protection laws and regulations with* varying and evolving standards and interpretations. In April 2020, the Chinese* government promulgated Cybersecurity Review Measures, which came into effect* on June 1, 2020. According to the Cybersecurity Review Measures, operators of* critical information infrastructure must pass a cybersecurity review when* purchasing network products and services which do or may affect national* security.

In November 2016, the Standing Committee of Chinas National Peoples Congress* passed Chinas first Cybersecurity Law (CSL), which became effective in June* 2017. The CSL is the first PRC law that systematically lays out the regulatory* requirements on cybersecurity and data protection, subjecting many previously* under-regulated or unregulated activities in cyberspace to government* scrutiny. The legal consequences of violation of the CSL include penalties of* warning, confiscation of illegal income, suspension of related business,* winding up for rectification, shutting down the websites, and revocation of* business license or relevant permits. In April 2020, the Cyberspace* Administration of China and certain other PRC regulatory authorities* promulgated the Cybersecurity Review Measures, which became effective in*
June 2020. Pursuant to the Cybersecurity Review Measures, operators of* critical information infrastructure must pass a cybersecurity review when* purchasing network products and services which do or may affect national* security. On July 10, 2021, the Cyberspace Administration of China issued a* revised draft of the Measures for Cybersecurity Review for public comments* (Draft Measures), which required that, in addition to operator of critical* information infrastructure, any data processor carrying out data processing* activities that affect or may affect national security should also be subject* to cybersecurity review, and further elaborated the factors to be considered* when assessing the national security risks of the relevant activities,* including, among others, (i) the risk of core data, important data or a large* amount of personal information being stolen, leaked, destroyed, and illegally* used or exited the country; and (ii) the risk of critical information* infrastructure, core data, important data or a large amount of personal* information being affected, controlled, or maliciously used by foreign* governments after listing abroad. The Cyberspace Administration of China has* said that under the proposed rules companies holding data on more than* 1,000,000 users must now apply for cybersecurity approval when seeking* listings in other nations because of the risk that such data and personal* information could be affected, controlled, and maliciously exploited by* foreign governments, The cybersecurity review will also investigate the* potential national security risks from overseas IPOs. We do not know what* regulations will be adopted or how such regulations will affect us and our* listing on Nasdaq. In the event that the Cyberspace Administration of China* determines that we are subject to these regulations, we may be required to* delist from Nasdaq and we may be subject to fines and penalties. On June 10,* 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law,* which took effect on September 1, 2021. The Data Security Law also sets forth* the data security protection obligations for entities and individuals handling* personal data, including that no entity or individual may acquire such data by* stealing or other illegal means, and the collection and use of such data* should not exceed the necessary limits The costs of compliance with, and* other burdens imposed by, CSL and any other cybersecurity and related laws* may limit the use and adoption of our products and services and could have* an adverse impact on our business. Further, if the enacted version of the* Measures for Cybersecurity Review mandates clearance of cybersecurity review* and other specific actions to be completed by companies like us, we face* uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised* draft of the Measures for Cybersecurity Review for public comments (the Review* Measures), and on December 28, 2021, the Cyberspace Administration of China* jointly with the relevant authorities published Measures for Cybersecurity* Review (2021) which will take effect on February 15, 2022 and replace the* Review Measures, which required that, operators of critical information* infrastructure purchasing network products and services, and data processors* (together with the operators of critical information infrastructure, the* Operators) carrying out data processing activities that affect or may affect* national security, shall conduct a cybersecurity review, any operator who* controls more than one million users personal information must go through a* cybersecurity review by the cybersecurity review office if it seeks to be* listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for* Cybersecurity Review (2021) to be implemented on February 15, 2022, since we* are not an Operator, nor do we control more than one million users personal* information, we would not be required to apply for a cybersecurity review by* the CAC. However, if the CSRC, CAC or other regulatory agencies later* promulgate new rules or explanations requiring that we obtain their approvals* for this offering and any follow-on offering, we may be unable to obtain such* approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory* agencies for failure to seek their approval which could significantly limit* or completely hinder our ability to offer or continue to offer securities to* our investors and the securities currently being offered may substantially* decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the* Protection of the Security of Critical Information Infrastructure, or the* Regulations, which took effect on September 1, 2021. The Regulations* supplement and specify the provisions on the security of critical information* infrastructure as stated in the Cybersecurity Review Measures. The Regulations* provide, among others, that protection department of certain industry or* sector shall notify the operator of the critical information infrastructure in* time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal* Information Protection Law (PIPL), which became effective on November 1, 2021.* The PIPL regulates collection of personal identifiable information and seeks* to address the issue of algorithmic discrimination. Companies in violation of* the PIPL may be subject to warnings and admonishments, forced corrections,* confiscation of corresponding income, suspension of related services, and* fines. We had not collected identifiable or sensitive personal information of* individual end-users, such as ID card numbers and real names, which means our* potential access or exposure to customers personal information is limited.* However, in the event we inadvertently access or become exposed to customers* personal identifiable information, then we may face heightened exposure to the* PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would* take the same view as we do, and there is no assurance that we can fully or* timely comply with such laws. In the event that we are subject to any* mandatory cybersecurity review and other specific actions required by the CAC,* we face uncertainty as to whether any clearance or other required actions can* be timely completed, or at all. Given such uncertainty, we may be further* required to suspend our relevant business, shut down our website, or face* other penalties, which could materially and adversely affect our business,* financial condition, and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative* publicity involving U.S.-listed Chinese companies, we may have to expend* significant resources to investigate and resolve the matter which could harm* our business operations, this offering and our reputation and could result in* a loss of your investment in our Ordinary Shares, especially if such matter* cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their* operations in China, have been the subject of intense scrutiny, criticism and* negative publicity by investors, financial commentators and regulatory* agencies, such as the SEC. Much of the scrutiny, criticism and negative* publicity has centered around financial and accounting irregularities, a* lack of effective internal controls over financial accounting, inadequate* corporate governance policies or a lack of adherence thereto and, in many* cases, allegations of fraud. As a result of the scrutiny, criticism and* negative publicity, the publicly traded stock of many U.S. listed Chinese* companies has sharply decreased in value and, in some cases, has become* virtually worthless. Many of these companies are now subject to shareholder* lawsuits and SEC enforcement actions and are conducting internal and external* investigations into the allegations. It is not clear what effect this* sector-wide scrutiny, criticism and negative publicity will have on our* Company, our business and this offering. If we become the subject of any* unfavorable allegations, whether such allegations are proven to be true or* untrue, we will have to expend significant resources to investigate such* allegations and/or defend the Company. This situation may be a major* distraction to our management. If such allegations are not proven to be* groundless, our Company and business operations will be severely hampered and* your investment in our Ordinary Shares could be rendered worthless.

The M&A Rules and certain other PRC regulations establish complex procedures* for some acquisitions of Chinese companies by foreign investors, which could* make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign* Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August* 2006 and amended in 2009, and some other regulations and rules concerning* mergers and acquisitions established additional procedures and requirements* that could make merger and acquisition activities by foreign investors more* time consuming and complex, including requirements in some instances that the* MOC be notified in advance of any change-of-control transaction in which a* foreign investor takes control of a PRC domestic enterprise. For example, the* M&A Rules require that MOFCOM be notified in advance of any change-of-control* transaction in which a foreign investor takes control of a PRC domestic* enterprise, if (i) any important industry is concerned, (ii) such transaction* involves factors that impact or may impact national economic security, or*
(iii) such transaction will lead to a change in control of a domestic* enterprise which holds a famous trademark or PRC time-honored brand.*
Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008* requires that transactions which are deemed concentrations and involve parties* with specified turnover thresholds (i.e., during the previous fiscal year,*
(i) the total global turnover of all operators participating in the* transaction exceeds RMB10 billion and at least two of these operators each had* a turnover of more than RMB400 million within China, or (ii) the total* turnover within China of all the operators participating in the concentration* exceeded RMB 2 billion, and at least two of these operators each had a* turnover of more than RMB 400 million within China) must be cleared by MOFCOM* before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in* advance of any concentration of undertaking if certain thresholds are* triggered. In addition, the security review rules issued by the MOC that* became effective in September 2011 specify that mergers and acquisitions by* foreign investors that raise national defense and security concerns and* mergers and acquisitions through which foreign investors may acquire de facto* control over domestic enterprises that raise national security concerns are* subject to strict review by the MOC, and the rules prohibit any activities* attempting to bypass a security review, including by structuring the* transaction through a proxy or contractual control arrangement.
In the future, we may grow our business by acquiring complementary businesses.* Complying with the requirements of the above-mentioned regulations and other* relevant rules to complete such transactions could be time consuming, and any* required approval processes, including obtaining approval from the MOC or its* local counterparts may delay or inhibit our ability to complete such* transactions, which could affect our ability to expand our business or* maintain our market share

Our shareholders face greater uncertainty because we operate through a VIE* structure due to restrictions on the transfer of shares under applicable PRC* law, although PRC laws and regulations do not currently prohibit direct* foreign ownership of our operating companies.

Foreign investors and foreign-invested enterprises investing in China must* comply with the Special Administrative Measures for the Admission of Foreign* Investment (the "Special Administrative Measures") implemented by the Ministry* of Commerce and the National Development and Reform Commission since July 28,* 2017, as last amended and published in the Guidance Catalogue for Foreign* Investment Industries (the "Catalogue") (as amended in 2017) on June 28, 2017.* The "Measures for Special Administration of Foreign Investment Access (2018* Version)" or "Negative List" shall be implemented as of July 28, 2018. Both* the Catalogue and the Negative List contain specific provisions guiding market* access and detailing the industry sectors for encouraged industries,* restricted industries and prohibited industries. VIE structures have been* adopted by many Chinese companies operating in industries where foreign* investment is currently restricted or included in the Negative List in*
China, as these companies are prohibited from being directly owned by foreign* investors. Any industry not listed on the Negative List is a permitted* industry, unless otherwise prohibited or restricted by other Chinese laws or* regulations. Currently, the financial consulting industry falls into the* categories permitted under the Catalogue and the Negative List. Accordingly,* we are not prohibited from directly owning our VIE in Guangzhou, China. Any* industry not listed on the Negative List is a permitted industry unless* otherwise prohibited or restricted by other PRC laws or regulations.* Currently, the financial consulting industry falls into the categories* permitted under the Catalogue and the Negative List. Accordingly, we are not* prohibited from directly owning our VIE in Guangzhou, China. Any industry not* listed on the Negative List is a permitted industry unless otherwise* prohibited or restricted by other PRC laws or regulations.
Currently, the financial consulting industry falls into the categories* permitted under the Catalogue and the Negative List. Accordingly, we are not* prohibited from directly owning our VIEs in China.

However, the Company has chosen a VIE structure rather than direct ownership* due to restrictions on certain share transfers under Article 141 of the* Company Law of the People's Republic of China (the "Company Law"), which was* enacted on December 29, 1993. Last amended on October 26, 2018. Under Article* 141, directors, supervisors and senior management of a "joint stock company"* may not transfer more than 25% of the Company's shares during their term of* office, or transfer their shares during their term of office. This shall be* one year from the date of listing of the Company's shares on the stock* exchange. These persons are also prohibited from transferring their shares in* the Company within six months of their departure from office.

We believe that our corporate structure and contractual arrangements are in* compliance with the current applicable PRC laws and regulations. Our PRC legal* counsel, based on its knowledge of the relevant laws and regulations, believes* that each contract between our wholly-owned PRC subsidiary, our VIE and its* shareholders is valid, binding and enforceable in accordance with its terms.* However, due to the substantial uncertainty in the interpretation and* application of PRC laws and regulations, there can be no assurance that a PRC* government agency, such as the Ministry of Commerce, the Ministry of Commerce* or others, will agree that our corporate structure or any of the above* contractual arrangements are in compliance with PRC licensing, registration* or other regulatory requirements, with existing policies or with requirements* or policies that may be adopted in the future. The PRC laws and regulations* governing the validity of these contractual arrangements are uncertain, and* the relevant governmental authorities have broad discretion in interpreting* these laws and regulations.






SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial* risks and uncertainties. In some cases, you can identify forward-looking* statements by the words may, might, will, could, would, should, expect,* intend, plan, objective, anticipate, believe, estimate, predict, potential,* continue and ongoing, or the negative of these terms, or other comparable* terminology intended to identify statements about the future. These statements* involve known and unknown risks, uncertainties and other important factors* that may cause our actual results, levels of activity, performance or* achievements to be materially different from the information expressed or* implied by these forward-looking statements. The forward-looking statements* and opinions contained in this prospectus are based upon information available* to us as of the date of this prospectus and, while we believe such information* forms a reasonable basis for such statements, such information may be limited* or incomplete, and our statements should not be read to indicate that we have* conducted an exhaustive inquiry into, or review of, all potentially available* relevant information. Forward-looking statements include statements about:


our future financial performance, including our expectations regarding our* revenue, cost of revenue, operating expenses, including capital expenditures* related to asset-intensive offerings, our ability to determine reserves and* our ability to achieve and maintain future profitability;



our ability to develop and market new products;



the continued market acceptance of our products;



the sufficiency of our cash, cash equivalents and investments to meet our* liquidity needs;



our ability to manage operations-related risk;



our expectations and management of future growth;



our expectations concerning relationships with third parties;



the impact of COVID-19 on the Company;



our ability to maintain, protect and enhance our intellectual property;



our ability to successfully acquire and integrate companies and assets;



the increased expenses associated with being a public company exposure to product liability and defect claims;



protection of our intellectual property rights;



changes in the laws that affect our operations



inflation and fluctuations in foreign currency exchange rates;



our ability to obtain all necessary government



certifications, approvals, and/or licenses to conduct our business;



continued development of a public trading market for our securities;



the cost of complying with current and future governmental regulations and the* impact of any changes in the regulations on our operations;



managing our growth effectively;



fluctuations in operating results;



dependence on our senior management and key employees; and



other factors set forth under Risk Factors.
We caution you that the foregoing list may not contain all of the* forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future* events. We have based the forward-looking statements contained in this* prospectus primarily on our current expectations and projections about future* events and trends that we believe may affect our business, financial* condition, results of operations and prospects. The outcome of the events* described in these forward-looking statements is subject to risks,* uncertainties and other factors, including those described in the section* titled Risk Factors and elsewhere in this prospectus. Moreover, we operate in* a very competitive and rapidly changing environment. New risks and* uncertainties emerge from time to time and it is not possible for us to* predict all risks and uncertainties that could have an impact on the* forward-looking statements contained in this prospectus. We cannot assure you* that the results, events and circumstances reflected in the forward-looking* statements will be achieved or occur, and actual results, events or* circumstances could differ materially from those described in the* forward-looking statements.Neither we nor any other person assumes* responsibility for the accuracy and completeness of any of these* forward-looking statements. Moreover, the forward-looking statements made in* this prospectus relate only to events as of the date on which the statements* are made. We undertake no obligation to update any forward-looking statements* made in this prospectus to reflect events or circumstances after the date of* this prospectus or to reflect new information or the occurrence of* unanticipated events, except as required by law. We may not actually achieve* the plans, intentions or expectations disclosed in our forward-looking* statements and you should not place undue reliance on our forward-looking* statements. Our forward-looking statements do not reflect the potential impact* of any future acquisitions, mergers, dispositions, joint ventures or* investments we may make.In addition, statements that we believe and similar* statements reflect our beliefs and opinions on the relevant subject. These* statements are based upon information available to us as of the date of this* prospectus, and while we believe such information forms a reasonable basis for* such statements, such information may be limited or incomplete, and our* statements should not be read to indicate that we have conducted an exhaustive* inquiry into, or review of, all potentially available relevant information.* These statements are inherently uncertain and investors are cautioned not to* unduly rely upon these statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of*
approximately $            million after deducting estimated underwriting*
discounts and commissions and the estimated offering expenses payable by us*
and based upon an assumed initial offering price of $           per ordinary*
share (excluding any exercise of the underwriters over-allotment option).

A $1.00 increase (decrease) in the assumed initial public offering price of*
$           per share would increase (decrease) the net proceeds to us from*
this offering by approximately $            million, after deducting the*
estimated underwriting discounts and commissions and estimated aggregate* offering expenses payable by us and assuming no change to the number of* ordinary share offered by us as set forth on the cover page of this* prospectus, provided, however, that in no case would we decrease the initial* public offering price to less than $4.00 per share.




Description of Use
Estimated
Amount of
Net Proceeds
(US $)



Percentage
Expanding and growing the scale of our business development services

30%



Working capital and general corporate matters

20%



Scale up our operations by hiring and training additional employees and* increasing marketing activities

20%



Marketing and branding (including online and offline advertisement and* public relations activities)

18%



Improvement of the internal control system

10%



Expand our office space

2%




The foregoing represents our current intentions based upon our present plans* and business conditions to use and allocate the net proceeds of this offering.* Our management, however, will have some flexibility and discretion to apply* the net proceeds of this offering. If an unforeseen event occurs or business* conditions change, we may use the proceeds of this offering differently than* as described in this prospectus. To the extent that the net proceeds we* receive from this offering are not imminently used for the above purposes, we* intend to invest in short-term, interest-bearing bank deposits or debt* instruments.

The net proceeds from this offering must be remitted to China before we will* be able to use the funds to grow our business. The procedure to remit funds* may take several months after completion of this offering, and we will be* unable to use the offering proceeds in China until remittance is completed.* See Risk Factors for further information.




DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we* do not currently intend to pay any cash dividends on our common stock in the* foreseeable future.

We currently intend to retain all available funds and any future earnings to* support operations and to finance the growth and development of our business.

Any future determination to pay dividends will be made at the discretion of* our board of directors, subject to applicable laws, and will depend upon,* among other factors, our results of operations, financial condition,* contractual restrictions, and capital requirements.

From time to time, we may also enter into other loan or credit agreements or* similar borrowing arrangements that may further restrict our ability to* declare or pay dividends on our common stock. Our board of directors will* have sole discretion in making any future determination to pay dividends,* subject to applicable laws, taking into account, among other factors, our* results of operations, financial condition, contractual restrictions, and* capital requirements.





CAPITALIZATION

       The following table sets forth our capitalization as of Dec 31, 2021* as follows:


on an actual basis; and

on an adjusted basis to reflect the sale of            ordinary shares in*
this offering, at an assumed initial public offering price of $5.00 per share,* after deducting the underwriting discounts and commissions and estimated* offering expenses payable by us.



       The adjustments reflected below are subject to change and are based* upon available information and certain assumptions that we believe are* reasonable. Total shareholders equity and total capitalization following the* completion of this offering are subject to adjustment based on the actual* initial public offering price and other terms of this offering determined at* pricing. You should read this capitalization table in conjunction with Use of* Proceeds, Summary Consolidated Financial and Operating Data, Managements* Discussion and Analysis of Financial Condition and Results of Operations and* the consolidated financial statements and the related notes appearing* elsewhere in this prospectus.


As of
December 31,
2021

Actual

Pro Forma As Adjusted
Short term bank loans



Shareholders Equity:



Ordinary shares, US$0.0001 par value per share



Additional paid-in capital(2)



Subscription receivable



Statutory reserve



Retained earnings



Accumulated other comprehensive loss



Total shareholders equity



Total capitalization




(1)	Gives effect to the sale of 3,000,000 Ordinary Shares in this offering*
at an assumed initial public offering price of $ 5 per share and reflects the* application of the proceeds after deducting the underwriting discounts,* non-accountable expense allowance and our estimated offering expenses.

(2)	Pro forma adjusted additional paid in capital reflects the net proceeds*
we expect to receive, after deducting underwriting discounts and*
non-accountable expense allowance, and other expenses. We expect to receive*
net proceeds of approximately $           ($            offering, less*
underwriting discounts of $          , non-accountable expense allowance*
of $          , accountable expenses of $          and offering expenses*
of $          ).


Each $1.00 increase (decrease) in the assumed initial public offering price of*
$       per Ordinary Share would increase (decrease) the pro forma as*
adjusted amount of total capitalization by $ million, assuming that the number* of Ordinary Shares offered by us, as set forth on the cover page of this* prospectus, remains the same, and after deducting underwriting discounts,* non-accountable expense allowance and estimated offering expenses payable by* us. An increase (decrease) of one million in the number of Ordinary Shares* offered by us, as set forth on the cover page of this prospectus, would* increase (decrease) the pro forma as adjusted amount of total capitalization* by $ million, assuming no change in the assumed initial public offering price* per Ordinary Share as set forth on the cover page of this prospectus.







DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the* extent of the difference between the initial public offering price per* Ordinary Share and the pro forma net tangible book value per Ordinary Share* after the offering. Dilution results from the fact that the offering price per* Ordinary Share is substantially in excess of the book value per Ordinary Share* attributable to the existing shareholders for our presently outstanding* Ordinary Shares. Our net tangible book value attributable to shareholders on*
December 31, 2021 was $         or approximately $         per Ordinary Share.*
Net tangible book value per Ordinary Share as of December 31, 2021 represents* the amount of total assets less intangible assets and total liabilities,* divided by the number of Ordinary Shares outstanding.

We will have Ordinary Shares issued and outstanding upon completion of the* offering or Ordinary Shares assuming the full exercise of over-allotment* option.

Our post offering pro forma net tangible book value, which gives effect to* receipt of the net proceeds from the offering and issuance of additional* shares in the offering, but does not take into consideration any other* changes in our net tangible book value after December 31, 2021, will be*
$         or approximately $         per Ordinary Share. This would result*
in dilution to investors in this offering of approximately $          per*
Ordinary Share or approximately          % from the assumed offering price*
of $          per Ordinary Share. Net tangible book value per Ordinary Share*
would increase to the benefit of present shareholders by $          per share*
attributable to the purchase of the Ordinary Shares by investors in this* offering.

The following table sets forth the estimated net tangible book value per* Ordinary Share after the offering and the dilution to persons purchasing* Ordinary Shares based on the foregoing firm commitment offering assumptions.* The number of our Ordinary Shares had been adjusted retrospectively to reflect* the increasing of share capital. See Description of Share Capital for more* details.


Offering
without
Over-allotment
Option

Offering with Full
Exercise of
Over-allotment
Option
Assumed public offering price per share



Net tangible book value per share as of December 31, 2021



Increase in pro forma net tangible book value per share attributable to price* paid by new investors



Pro forma net tangible book value per share after this offering



Dilution in pro forma net tangible book value per share to new investors in* this offering




You will experience further dilution if the underwriters exercise their* over-allotment option. If the underwriters exercise their over-allotment* option in full, the pro forma net tangible book value per share would be*
$          per share, and the dilution per share to new investors in this*
offering would be $          per share.

The following table sets forth, on an as adjusted basis as of December 30,* 2021, the difference between the number of common stock purchased from us,* the total cash consideration paid, and the average price per share paid by* our existing shareholders and by new public investors before deducting* estimated underwriting discounts and commissions and estimated offering* expenses payable by us, using an assumed public offering price of $5 per share:



Shares Purchased

Total Cash Consideration





Number


Percent


Amount


Percent

Average Price
Per Shares
Existing shareholders










New investors from public offering










Total











After giving effect to the sale of common stock in this offering by us, if the* underwriters exercise in full their over-allotment option, our existing*
shareholders would own          % and purchasers of common stock in this*
offering would own          % of the total number of shares of common stock*
outstanding upon completion of this offering.




MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF* OPERATIONS

The following discussion and analysis of our financial condition and results* of operations should be read in conjunction with our financial statements and* the related notes included elsewhere in this prospectus. This discussion* contains forward-looking statements reflecting our current expectations that* involve risks and uncertainties. See Disclosure Regarding Forward-Looking* Statements for a discussion of the uncertainties, risks and assumptions* associated with these statements. Actual results and the timing of events* could differ materially from those discussed in our forward-looking* statements as a result of many factors, including those set forth under Risk* Factors and elsewhere in this prospectus.

Company Overview

BFFI GROUP INC. (the Company or BFFI), was incorporated in the State of* Delaware on May 03, 2019. We provide cross-border financial solutions and* compliance service to small and medium-size businesses located in China.*
BFFI provides a range of services as a package solution (the Package Solution)* to our clients and we believe that our clients can reduce their business costs* and improve their revenues.

Business Overview

We mainly provide the following services to our clients.

Corporate Compliance-Based on Chinese Legal System.


Compliance Survey Services;



Legal Checkup Service;



Due Diligence Services;



Corporate Legal Counsel and



Corporate Internal Control.



Corporate Operations.


Advertising Marketing;



Management Consulting and



Enterprise Architecture.


Corporate Finance.


Equity Incentives;



Enterprise Tax Planning (China);



Industrial investment and M&A;



Valuation Report;



Equity Investment and



Other Financial Consulting.



Corporate Capital Markets.


Coaching for National Equities Exchange And Quotations (The NEEQ, OTC market* in China) IPO and Listing;



Coaching for OTC MARKETS Listing (Including OTC PINK and OTCQB);



Coaching for IPO and listing on Nasdaq and



Coaching for SPAC Founding and M&A.



Securities issuance advisory.


Regulation A Issuance and Compliance Services and



Regulation D Issuance and Compliance Services.



Since our financial data are unaudited, we do not elaborate on the contents of* the operating results and financial data in order to avoid misleading* information to investors.


INDUSTRY, MARKET AND OTHER DATA

The Status of China's Corporate Consulting Industry

i. Management consulting definition and classification

Management consulting is an independent, professional consulting service that* helps enterprises and entrepreneurs to identify and seize new opportunities,* enhance learning and implement changes to achieve corporate goals by solving* management and business problems. According to the different levels of* enterprise management, management consulting can be divided into strategy* consulting, financial consulting, tax consulting, marketing consulting, human* resource consulting, production management consulting, IT consulting, business* process reengineering and information consulting. Through management* consulting, enterprises can achieve to reduce production costs, improve* product quality and production efficiency, complete customization, optimize* talent introduction and training mechanism, and realize to take innovative* enterprise development route, so as to enhance the overall competitiveness* and sustainable development ability of enterprises.


ii. Business model of business management consulting industry

Business management consulting companies mainly provide consulting services* to enterprises and entrepreneurs by accepting clients' requests and using* management expertise and consulting experience to gain revenue. According to* the specific consulting content, management consulting companies can be* divided into professional consulting companies and comprehensive consulting* companies. Professional consulting firms only provide consulting services for* one or several functions such as marketing, human resources, information* systems and financial management, while comprehensive consulting firms can* provide more extensive consulting services for strategic planning, corporate* culture and organizational structure of enterprises.



Management consulting industry development status

In recent years, with the development of China's economy, the market size of* China's management consulting industry has shown rapid growth. The market size* of China's management consulting industry was about 73.4 billion RMB in 2008,* increasing to 215 billion RMB in 2020, with an average annual compound growth* rate of 9.37%.(Data source: IBIS World)




In terms of growth rate, the market size of the management consulting industry* will grow by 6.70% year-on-year in 2020. Looking at the development history* from 2009 to 2020, it can be found that the growth rate is the fastest from* 2012 to 2015, with a stable growth rate of more than 10% per year, and the* growth rate decreases year by year after 2015, but still maintains a growth* rate of more than 6%.


China is the world's factory, and the scale of domestic manufacturing and* energy industries has expanded rapidly in the past decades, and the industries* are becoming more and more mature. With the development of information* technology in various industries since the new century, more and more* companies are attempting to improve their management efficiency. In this* context, seeking support from external management consulting business has* become an important task on the way to seek greater development. At present,* management consulting business has a high penetration rate in domestic* manufacturing industry, especially in electronics and automobile manufacturing.

In recent years, the boom of Chinese concept IPO in the U.S. has continued,* with a large number of Chinese companies choosing to go public in the U.S.


The IPO market in the U.S. is growing rapidly, which will mean more capital* invested in public company equity investments and more companies choosing to* raise capital and expand their securities trading by way of IPOs.

Chinese Government Policy

The Chinese government has adopted a policy of subsidizing newly listed* companies to encourage them to list in and outside of China. Among them, the* overseas stock exchanges include: New York Stock Exchange, NASDAQ Stock* Exchange, Hong Kong Stock Exchange, London Stock Exchange, Singapore Stock* Exchange, Frankfurt Stock Exchange, Tokyo Stock Exchange and other overseas* stock exchanges.

I. Beijing

In May 2018, Beijing issued "Opinions on Further Supporting the Development* of Enterprise Listing" to strongly support the development of listing of* enterprises under Beijing's jurisdiction.The scope of applying for municipal* subsidy funds for enterprise listing: enterprises to be listed that are* established or relocated according to the law, registered in the city and have* independent legal personality, including: enterprises listed for the first* time on major domestic and foreign stock exchanges, A-share listed companies* that have come to Beijing for development, and overseas listed companies that* have returned to A-share and are registered in Beijing.
For those registered in Beijing and listed directly on the main board of major* overseas stock exchanges, the municipal government will provide a one-time* subsidy of RMB 3 million.

i. Chaoyang District, Beijing

For enterprises completing IPO in overseas well-known stock exchange market,* they will be rewarded with reference to the standard of domestic listing*
(5 million RMB in total).

ii. Haidian District, Beijing

Subsidies totaling up to 3 million yuan are given to enterprises in the region* that are listed (listed) both domestically and abroad.

Subsidies of up to 4 million RMB for the implementation of domestic and* foreign mergers and acquisitions of listed companies in the region.

iii. Changping District Beijing

Enterprises that successfully make their initial listing on major overseas* stock exchanges will be given a financial subsidy of 1 million yuan at the* district level; enterprises that successfully go public and raise capital to* invest mainly in Changping or achieve growth in tax contribution to Changping in that year will be given* a one-time reward of no more than 2 million yuan in the second year by way of* land acquisition, purchase or lease of housing, and project construction* subsidies after providing relevant supporting documents.

II. Guangdong Province

On August 31, 2018, the People's Government of Guangdong Province issued the* Notice of the People's Government of Guangdong Province on the Issuance of* Several Policy Measures for Reducing the Cost of Manufacturing Enterprises to* Support the Development of the Real Economy in Guangdong Province*
(Revised Version)

I. For new listings in domestic and foreign securities markets and listed* companies moving in from overseas, the Guangdong government gives a one-time* subsidy of 3 million RMB.

i. Huangpu District, Guangzhou City, Guangdong Province

For enterprises listed in domestic and overseas capital markets, a total of*
6 million RMB will be rewarded in stages according to the shareholding system* transformation, counseling and acceptance, and successful listing.

For enterprises listed in overseas capital markets, a one-time reward of*
5 million RMB will be given after they receive the listing support funds from* the Guangzhou financial authorities.

For new enterprises listed in the domestic and overseas capital markets in the* district, a 5 million RMB reward will be given.

ii. Nansha District, Guangzhou City, Guangdong Province

In October 2017, the Development and Reform Bureau of Nansha District issued* the "Support Measures for Promoting the Development of Financial Services* Industry in Guangzhou Nansha New District (Free Trade Area)", which provides* incentives to enterprises that use the capital market for financing* development according to the following criteria.

If a back-up listed enterprise is listed on the domestic main board, GEM, SME* board or overseas, a total of 5 million yuan will be awarded in stages.

iii. Meizhou City, Guangdong Province

For enterprises that intend to be listed on the Hong Kong and overseas stock* exchanges and obtain a hearing receipt from the competent hearing department,* the Meizhou government will give 3 million RMB.

iv. Shanwei City, Guangdong Province

Enterprises listed outside the country, Shanwei City Government to give* incentive funds of 3 million RMB.

v. Ping Shan District, Shenzhen, Guangdong Province

For enterprises listed in domestic and overseas major capital markets, a total* of 5 million RMB will be granted in three stages: share reformation, listing* counseling and successful listing.

vi. Fu Tian District, Shenzhen, Guangdong Province

For direct listing on major overseas stock exchanges such as Hong Kong,* New York, London, Tokyo, Singapore and NASDAQ, a one-time incentive of a* minimum of RMB 2 million and a maximum of RMB 10 million will be given* according to their comprehensive contribution to Futian District.

III. Zhejiang Province

i. Gongshu District, Hangzhou, Zhejiang Province

The district government gives a one-time subsidy of 1 million RMB to those* who submit listing materials by IPO and are accepted.

For enterprises listed and traded in major overseas capital markets, the* district government gives a bonus of RMB 5 million.

IV. Henan Province

For enterprises listed on the New York Stock Exchange, the NASDAQ Stock* Exchange and the Main Board of the Hong Kong Stock Exchange, a one-time* incentive of 5 million yuan is given.

V. Hebei Province

For enterprises that intend to be listed on the overseas main board and GEM* and have their application materials formally accepted by the management* bodies of overseas stock exchanges, a one-time award of 1 million RMB; for* enterprises that complete their initial public offering and go public, another* one-time award of 2 million RMB.

We believe that subsidies from various local governments in China will quickly* stimulate demand for IPOs and listings.
BUSINESS

Overview

We currently operate and provide a wide range of business solutions services* to small and medium-sized businesses in Asia, with an initial focus on China* and the United States.

Our comprehensive range of services includes cross-border business solutions,* management and legal advisory services and financial advisory services. Our* cross-border business services include cross-border listing advisory services* and SPAC-related advisory services, among others. Our legal service consulting* mainly includes corporate internal control system, corporate structure,* management consulting, and corporate legal medical examination. Our financial* consulting mainly includes equity incentive, corporate tax avoidance,* industrial investment and M&A and corporate valuation, etc.These will greatly* optimize the management of companies, promote compliance-based operations,* expand their financing capabilities, and improve their revenue capacity.

Our Services

We provide a range of services to our clients as part of the Package Solution* that we have developed. We believe that our clients can reduce their business* costs and improve their revenues by utilizing our Package Solution.

Corporate Compliance-Based on Chinese Legal System.


Compliance Survey Services;



Legal Checkup Service;



Due Diligence Services;



Corporate Legal Counsel and



Corporate Internal Control.



Corporate Operations.


Advertising Marketing;



Management Consulting and



Enterprise Architecture.



Corporate Finance.


Equity Incentives;



Enterprise Tax Planning (China);



Industrial investment and M&A;



Valuation Report;



Equity Investment and



Other Financial Consulting.



Corporate Capital Markets.


Coaching for National Equities Exchange And Quotations (The NEEQ, OTC market* in China) IPO and Listing;



Coaching for IPO and listing on Nasdaq and



Coaching for SPAC Founding and M&A.



Securities Issuance Advisory.


Regulation A Issuance and Compliance Services and



Regulation D Issuance and Compliance Services.







Cross-border Business Solutions

We offer a full range of cross-border services for small and medium-sized* enterprises to help them do business effectively. Our "Cross Border Business* Solutions" include the following services.

The mainland China market continues to expand and, to some extent, this trend* continues globally for companies seeking to go public and list on a recognized* exchange in a foreign jurisdiction. With respect to cross-border listing* advisory services, we are assisting private companies to list and trade on* public exchanges, including the OTC market in the U.S. The Jumpstart Our* Business Startups Act, signed into law in 2012, simplifies the process for*
(1) streamlined the initial public offering (IPO) process for "emerging growth* companies" and reduced their regulatory burden; (2) improved the ability of* these companies to obtain capital through private offerings and small public* offerings (IPOs) without SEC registration; and (3) allowed private companies* with a large shareholder base to delay becoming listed reporting company.

Through our cross-border listing advisory services, we seek to bridge the gap* between these companies seeking to conduct IPOs (and in some cases,* self-directed public offerings) and their goal of becoming public companies on* recognized U.S. exchanges such as the NASDAQ and NYSE.

While there are several options for companies seeking to list and trade on* U.S. over-the-counter markets, we focus on three main approaches.


IPO;



Reg A offerings and



SPAC


NASDAQ Global Select Market
As the largest and most actively traded stock market on the NASDAQ, the NASDAQ* Global Select Market has higher financial and liquidity requirements than any* other market in the world.

Nasdaq Global Market
The NASDAQ Global Market is in between the NASDAQ Global Select and Capital* Markets. To be traded on the NASDAQ National Market, this company must meet* strict financial, capitalization and co-management metrics.

Nasdaq Capital Market
NASDAQ is a marketplace exclusively for growth stage companies, and its* listing criteria do not require as stringent financial metrics as the Global* Market listing criteria, but their co-management criteria are the same. When* Capital Market companies grow stable, they usually choose to upgrade to the* NASDAQ Global Market.

Our Strategies

Our growth strategy depends in large part on our ability to effectively market* our services. We are focused on two primary marketing strategies, including* offline marketing and online marketing.

Due to the nature of our business, where trust is a key factor in customer* engagement, we spend approximately 60% of our time on offline marketing* activities and approximately 40% on online marketing activities. For offline* marketing, we believe that a physical presence in the marketplace is key to* building public trust and targeted marketing.

Educational events and seminars

In line with this principle of practical engagement, we frequently organize* targeted events such as industry conferences and other investor education and* social events in order to share our knowledge with potential clients. We* invite prospects and potential clients to participate in our events through* our partners and existing databases. At these events, we present our services* to see if any potential clients would like to participate in any of our* services. These events are usually organized in cooperation with chambers of* commerce, industrial zones and well-known entrepreneurs.

Roadshow Platform and Networking Events

For our venture capital portfolio and business solutions services, our* priority goal is to identify potential investments with solid businesses.*
In line with this objective, we participate in company roadshows. These* roadshow events allow companies to present themselves and their potential* for future growth. From these events, we are able to promote and source* potential projects or companies that need our business solutions services in* their company development.

Reputation

Reputation is one of the most effective marketing tools for our business. We* intend to conduct a nationwide marketing campaign to further increase our* brand awareness while continuing to increase customer satisfaction to* strengthen our reputation referrals. We intend to continue to use referrals as* a primary avenue for new client development. We also encourage our employees* to refer or recommend new clients to us by offering incentive bonuses.

Online Marketing

We believe that our public brand awareness will further promote our brand* recognition and improve our performance. We also believe that the most* cost-effective method is to utilize the Internet and various mobile social* networking applications.

Social Network Marketing

WeChat has been the dominant mobile online marketing tool for Chinese* companies. According to Tencent's 3Q 2021 financial report, WeChat has*
1,262.6 million monthly active users worldwide as of 3Q 2021. The two main* reasons for collective conversations via WeChat are internal corporate* communication and professional networking. Because of the nature of how WeChat* works, we believe using WeChat can enhance our brand and networking* opportunities.

Weibo is the leading social media platform for people to create, distribute* and discover content in Chinese. Weibo combines a means of real-time public* self-expression with a powerful platform for social interaction and content* aggregation and distribution. Sina Weibo's Q3 2021 financial report stated* that Sina Weibo had 573 million monthly active users in September 2021. Weibo* serves a wide range of users, including ordinary citizens, celebrities and* other public figures, as well as media, businesses, government agencies,* charities and other organizations, making it a microcosm of Chinese society.* For many people in China, Weibo allows them to publicly express their* opinions and gain access to the richness of ideas, cultures and experiences* of the wider world.

We have company accounts on WeChat and Weibo, which serve as a contact* platform for potential clients to contact us. At the same time, we continually* inform our members of basic product and service information, market research* and updates, and publish articles and proprietary research reports on key* business and financial topics to our clients.

Legal Proceedings

       We are currently not a party to any material legal or administrative* proceedings. We may from time to time be subject to various legal or* administrative claims and proceedings arising in the ordinary course of* business. Litigation or any other legal or administrative proceeding,* regardless of the outcome, is likely to result in a substantial cost and* diversion to our resources, including our managements time and attention.






REGULATIONS

This section sets forth a summary of the principal PRC laws and regulations* relevant to our business and operations in China.

Regulations Relating to Business Scope of Company

The business scope of a company in China is primarily regulated by the SAMR,* including its provincial and local branches. We are subject to regulations* and oversight by the SAMR and its provincial and local branches. The* establishment, operation and management of companies in China are mainly* governed by the Company Law of the PRC (the Company Law) which was adopted at* the Fifth Session of the Standing Committee of the Eighth NPC on December 29,* 1993 and amended in 1999, 2004, 2005, 2013 and 2018. The Company Law provides* that a companys business scope shall be defined in its bylaws and shall be* registered with the registration authority of the company. A company may* change its business scope by modifying its bylaws, but it shall update its* registration. If the business scope of a company covers any item subject to* approval pursuant to any law or any administrative regulation, approval shall* be obtained. According to the Administrative Provisions on the Registration of* Business Scope of Enterprises (the Business Scope Provisions) which was issued* in 2015 by the former State Administration for Industry and Commerce, one or* several small, middle or big categories by reference to the Classification of* Industries in National Economy shall be quoted and selected by the companies* for filing and registering their business scope. According to the Business* Scope Provisions, where a business item in the business scope for which the* company files a registration application is subject to approval after* registration, the company shall, after the registration authority confirms* registration, report such a business item subject approval to the relevant* department for approval, otherwise the company shall not conduct any operation* of such unapproved business item. To modify its domicile, a company shall,* before moving into the new domicile, apply for modification registration and* submit a certificate of use of the new domicile to the registration authority* of the company.

Regulations Relating to Domicile and Office of Our Company

Pursuant to the Company Law, a company shall register its main office as its* domicile in the companys business license, and if the company changes its* domicile, a modification registration as to the domicile shall be completed* before the register of the company. In order to standardize the registration* of companies, the State Council issued the Regulation of the People's Republic* of China on the Administration of Company Registration requiring that the* domicile of a company shall be the place of the principal office of the* company. There shall be only one domicile registered with the company* registration authority. The domicile of a company shall be within the* jurisdiction of the company registration authority.

Regulations Relating to Enterprise Information Disclosure

The State Council issued the Interim Regulation on Enterprise Information* Disclosure (the Interim Regulation) which took effective on October 1, 2014.* According to such Interim Regulation, an enterprise shall, from January 1 to* June 30 each year, submit the annual report of the previous year to the* administrative department for industry and commerce through the enterprise* credit information disclosure systems, and make it available to the public.* The mailing address, postal code, telephone number, e-mail and other* information of the enterprise shall be included in such annual report.* According to the Interim Regulation, where an enterprise fails to disclose its* annual report within the time limit as prescribed in the Interim Regulation* or to disclose the relevant enterprise information within the time limit as* ordered by the administrative department for industry and commerce, an* administrative department for industry and commerce at or above the county* level may incorporate an enterprise into the list of the enterprises with* abnormal operations, make it available to the public through the enterprise* credit information disclosure systems, and remind it to perform its disclosure* obligation; where the circumstances are serious, the relevant competent* department shall impose administrative punishments on the enterprise in* accordance with the provisions of laws and administrative regulations;* where any losses are caused to another person, the enterprise shall assume* compensation liability in accordance with the law; or where any crime is* constituted, the enterprise shall be subject to criminal liability in* accordance with the law.


PRC Laws and Regulations relating to Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises* shall comply with the Catalogue for the Guidance of Foreign Investment* Industries (the Catalogue) (2017 Revision), which was last amended and issued* by MOFCOM and NDRC on June 28, 2017 and became effective since July 28, 2017,* and the Special Management Measures for Foreign Investment Access*
(2018 version), or the Negative List, which came into effect on July 28, 2018.* The Catalogue and the Negative List contains specific provisions guiding* market access for foreign capital and stipulates in detail the industry* sectors grouped under the categories of encouraged industries, restricted* industries and prohibited industries. Any industry not listed in the Negative* List is a permitted industry unless otherwise prohibited or restricted by* other PRC laws or regulations. The management consulting industry falls within* the permitted category in accordance with the Catalogue and the Negative List.


PRC Laws and Regulations relating to Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are* governed by the PRC Company Law, which was promulgated by the Standing* Committee of the National Peoples Congress on December 29, 1993 and became* effective on July 1, 1994. It was last amended on December 28, 2013 and the* amendments became effective on March 1, 2014. Under the PRC Company Law,* companies are generally classified into two categories, namely, limited* liability companies and joint stock limited companies. The PRC Company Law* also applies to limited liability companies and joint stock limited companies* with foreign investors. Where there are otherwise different provisions in any* law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and* became effective on April 12, 1986, and was last amended and became effective* on October 1, 2016. The Implementing Regulations of the PRC Law on* Foreign-invested Enterprises were promulgated by the State Council on October* 28, 1990. They were last amended on February 19, 2014 and the amendments* became effective on March 1, 2014. The Provisional Measures on Administration* of Filing for Establishment and Change of Foreign Investment Enterprises were* promulgated by MOFCOM and became effective on October 8, 2016, and were last* amended on July 20, 2017 with immediate effect. The above-mentioned laws form* the legal framework for the PRC Government to regulate WFOEs. These laws and* regulations govern the establishment, modification, including changes to* registered capital, shareholders, corporate form, merger and split,* dissolution and termination of WFOEs.

PRC Laws and Regulations relating to Management Consulting Industry

Law of the Peoples Republic of China on Promotion of Small and Medium-sized* Enterprises (the SME Promotion Law) was promulgated by the standing committee* of the National Peoples Congress on June 29, 2002, amended on September 1,* 2017, and became effective on January 1, 2018. According to the SME Promotion* Law, the government encourage all kinds of services organization to provide* services including training and counselling on entrepreneurship, intellectual* property protection, management consulting, information consulting, credit* service, marketing, development of projects, investment and financing,* accounting and taxation, equity transaction, technology support, talent* introduction, foreign cooperation, exhibition and legal consulting.

Pursuant to the Opinions of the State Council on Further Promoting The* Development of Small And Medium-sized Enterprises (the Opinions) which were* promulgated by the State Council on September 19, 2009, the government support* to foster organizations of management consulting for small and medium-sized* enterprises (SMEs) and conduct activities of management consulting to guide* SMEs to use external sources to improve their level on management.

According to the SME Promotion Law and the Opinions, our business is* encouraged by the government and is in compliance with relevant regulations* in PRC. There are no further regulations on management consulting industry in* the PRC presently. However, we cannot assure that there will not be more* regulations on management consulting industry to be issued by PRC government* in the future that could affect our business.

PRC Laws and Regulations relating to Merger and Acquisition

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign* Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August* 2006 and amended in 2009, requires an overseas special purpose vehicle formed* for listing purposes through acquisitions of PRC domestic companies and* controlled by PRC companies or individuals to obtain the approval of the China* Securities Regulatory Commission, or the CSRC, prior to the listing and* trading of such special purpose vehicles securities on an overseas stock* exchange. In September 2006, the CSRC published a notice on its official* website specifying documents and materials required to be submitted to it by* a special purpose vehicle seeking CSRC approval of its overseas listings.*
The application of the M&A Rules remains unclear.

Our PRC counsel has advised us based on their understanding of the current*
PRC laws, rules and regulations that the CSRCs approval should not be required* for the listing and trading of our ordinary shares on the NASDAQ in the* context of this offering, given that: (i) we established our PRC subsidiary,* WFOE, by means of direct investment rather than by merger with or acquisition* of PRC domestic companies; and (ii) no explicit provision in the M&A Rules* classifies the respective contractual arrangements between WFOE and its* shareholders as a type of acquisition transaction falling* under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be* interpreted or implemented in the context of an overseas offering and the* CSRCs opinions summarized above are subject to any new laws, rules and* regulations or detailed implementations and interpretations in any form* relating to the M&A Rules. We cannot assure you that relevant PRC government* agencies, including the CSRC, would reach the same conclusion as we do. If the* CSRC or any other PRC regulatory agencies subsequently determines that we need* to obtain the CSRCs approval for this offering or if the CSRC or any other PRC* government agencies promulgates any interpretation or implements rules before* our listing that would require us to obtain CSRC or other governmental* approvals for this offering, we may face adverse actions or sanctions by the* CSRC or other PRC regulatory agencies. Sanctions may include fines and* penalties on our operations in the PRC, limitations on our operating* privileges in the PRC, delays in or restrictions on the repatriation of the* proceeds from this offering into the PRC, restrictions on or prohibition of* the payments or remittance of dividends by our PRC subsidiary, or other* actions that could have a material adverse effect on our business, financial* condition, results of operations, reputation and prospects, as well as the* trading price of our ordinary shares. The CSRC or other PRC regulatory* agencies may also take actions requiring us, or making it advisable for* us, to halt this offering before the settlement and delivery of ordinary* shares that we are offering. Consequently, if you engage in market trading* or other activities in anticipation of and prior to the settlement and* delivery of ordinary shares we are offering, you would be doing so at the* risk that the settlement and delivery may not occur. In addition, if the*
CSRC or other PRC regulatory agencies later promulgate new rules or* explanations requiring that we obtain their approvals for this offering,* we may be unable to obtain a waiver of such approval requirements, if and* when procedures are established to obtain such a waiver. Any uncertainties* and/or negative publicity regarding such approval requirement could have a* material adverse effect on the trading price of ordinary shares.

On August 8, 2006, six PRC governmental and regulatory agencies, MOFCOM,* the State-owned Assets Supervision and Administration Commission of the*
State Council, SAT, CSRC, SAIC and SAFE jointly promulgated the Provisions* on the Acquisitions of Domestic Enterprises by Foreign Investors (the*
M&A Rules), which became effective on September 8, 2006 and were amended on* June 22, 2009. Under the M&A Rules, a foreign investor is required to obtain* necessary approvals when (1) a foreign investor acquires equity in a PRC* domestic non-foreign invested enterprise (the domestic company) thereby* converting it into a foreign-invested enterprise (FIE), or subscribes for new* equity in a domestic company via an increase of registered capital thereby* converting it into a foreign-invested enterprise; or (2) a foreign investor* establishes a foreign-invested enterprise which purchases and operates the* assets of a domestic enterprise, or which purchases the assets of a domestic* enterprise and injects those assets to establish a foreign-invested* enterprise. According to Article 11 of the M&A Rules, where a domestic* individual intends to have a domestic company taken over by an offshore* company which he lawfully controls, the takeover shall be subject to the* examination and approval of MOFCOM. Where a foreign investor purchases the* equity interest of a domestic foreign-invested enterprise or subscribe for* the increased capital of a domestic foreign-invested enterprise, it shall be* subject to the current laws, administrative regulations on foreign-invested* enterprises and the relevant provisions on alteration in investors equity* interest of foreign-invested enterprises.

PRC Laws and Regulations relating to Foreign Exchange

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is* the Administrative Regulations of the PRC on Foreign Exchange (the Foreign* Exchange Regulations), which were promulgated on January 29, 1996, became* effective on April 1, 1996 and were last amended on August 5, 2008. Under* these rules, Renminbi is generally freely convertible for payments of* current account items, such as trade- and service-related foreign exchange* transactions and dividend payments, but not freely convertible for capital* account items, such as capital transfer, direct investment, investment in* securities, derivative products or loans unless prior approval by competent* authorities for the administration of foreign exchange is obtained. Under* the Foreign Exchange Regulations, foreign-invested enterprises in the PRC* may purchase foreign exchange without the approval of SAFE to pay dividends* by providing certain evidentiary documents, including board resolutions, tax* certificates, or for trade- and services-related foreign exchange* transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75* which had been in effect since November 1, 2005. Pursuant to Circular 37, a* PRC resident should apply to SAFE for foreign exchange registration of* overseas investments before it makes any capital contribution to a special* purpose vehicle, or SPV, using his or her legitimate domestic or offshore* assets or interests. SPVs are offshore enterprises directly established or* indirectly controlled by domestic residents for the purpose of investment* and financing by utilizing domestic or offshore assets or interests they* legally hold. Following any significant change in a registered offshore SPV,* such as capital increase, reduction, equity transfer or swap, consolidation* or division involving domestic resident individuals, the domestic individuals* shall amend the registration with SAFE. Where an SPV intends to repatriate* funds raised after completion of offshore financing to the PRC, it shall* comply with relevant PRC regulations on foreign investment and foreign debt* management. A foreign-invested enterprise established through return* investment shall complete relevant foreign exchange registration formalities* in accordance with the prevailing foreign exchange administration regulations* on foreign direct investment and truthfully disclose information on the* actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No.*
37) holds any interest in an offshore SPV and fails to fulfil the required* foreign exchange registration with the local SAFE branches, the PRC* subsidiaries of that offshore SPV may be prohibited from distributing* their profits and dividends to their offshore parent company or from carrying* out other subsequent cross-border foreign exchange activities. The offshore* SPV may also be restricted in its ability to contribute additional capital to* its PRC subsidiaries. Where a domestic resident fails to complete relevant* foreign exchange registration as required, fails to truthfully disclose* information on the actual controller of the enterprise involved in the return* investment or otherwise makes false statements, the foreign exchange control* authority may order them to take remedial actions, issue a warning, and impose* a fine of less than RMB300,000 on an institution or less than RMB50,000 on* an individual.

Circular 13 was issued by SAFE on February 13, 2015, and became effective on* June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital* contribution to an SPV using his or her legitimate domestic or offshore assets* or interests is no longer required to apply to SAFE for foreign exchange* registration of his or her overseas investments. Instead, he or she shall* register with a bank in the place where the assets or interests of the* domestic enterprise in which he or she has interests are located if the* domestic resident individually seeks to make a capital contribution to the*
SPV using his or her legitimate domestic assets or interests; or he or she* shall register with a local bank at his or her permanent residence if the* domestic resident individually seeks to make a capital contribution to the*
SPV using his or her legitimate offshore assets or interests.

As of the date of this prospectus, our Beneficial Shareholders have not* completed registrations in accordance with Circular 37, they are currently* working on their registrations in the local Administration of Exchange* Control. The failure of our Beneficial Shareholders to comply with the* registration procedures may subject each of our Beneficial Shareholders to* fines of less than RMB50,000 (approximately US$ ). If the registration* formalities cannot be processed retrospectively, then the repatriation of* the financing funds, profits or any other interests of our shareholders* obtained through special purpose vehicles, for use in China, would be* prohibited. As a result, any cross-border capital flows between our PRC* subsidiary and its offshore parent company, including dividend distributions* and capital contributions, would be illegal.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015, and became effective on* June 1, 2015. According to Circular 19, foreign exchange capital of* foreign-invested enterprises shall be granted the benefits of Discretional* Foreign Exchange Settlement (Discretional Foreign Exchange Settlement). With* Discretional Foreign Exchange Settlement, foreign exchange capital in the* capital account of a foreign-invested enterprise for which the rights and* interests of monetary contribution has been confirmed by the local foreign* exchange bureau, or for which book-entry registration of monetary contribution* has been completed by the bank, can be settled at the bank based on the actual* operational needs of the foreign-invested enterprise. The allowed Discretional* Foreign Exchange Settlement percentage of the foreign exchange capital of a* foreign-invested enterprise has been temporarily set to be 100%. The Renminbi* converted from the foreign exchange capital will be kept in a designated* account and if a foreign-invested enterprise needs to make any further payment* from such account, it will still need to provide supporting documents and to* complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall* make bona fide use of their capital for their own needs within their business* scopes. The capital of a foreign-invested enterprise and the Renminbi if* obtained from foreign exchange settlement shall not be used for the* following purposes:


directly or indirectly used for expenses beyond its business scope or* prohibited by relevant laws or regulations;



directly or indirectly used for investment in securities unless otherwise* provided by relevant laws or regulations;



directly or indirectly used for entrusted loan in Renminbi (unless within* its permitted scope of business), repayment of inter-company loans (including* advances by a third party) or repayment of bank loans in Renminbi that have* been sub-lent to a third party; and



directly or indirectly used for expenses related to the purchase of real* estate that is not for self-use (except for foreign-invested real estate* enterprises).



Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16,* enterprises registered in the PRC may also convert their foreign debts from* foreign currency to Renminbi on a self-discretionary basis. Circular 16* provides an integrated standard for conversion of foreign exchange capital* items (including but not limited to foreign currency capital and foreign* debts) on a self-discretionary basis applicable to all enterprises registered* in the PRC. Circular 16 reiterates the principle that an enterprises Renminbi* converted from foreign currency-denominated capital may not be directly or* indirectly used for purposes beyond its business scope or purposes prohibited* by PRC laws or regulations, and such converted RMB shall not be provided as* loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and* stipulate the procedures applicable to foreign exchange settlement. As we do* not plan to transfer proceeds raised in this offering to our WFOE or VIE in* the PRC, the proceeds raised in this offering would not be subject to Circular* 19 or Circular 16. However, if and when circumstances require funds to be* transferred to our WFOE or VIE in the PRC from our offshore entities, then any* such transfer would be subject to Circulars 16 and 19.

PRC Laws and Regulations relating to Taxation

Enterprise Income Tax

The Enterprise Income Tax Law of the Peoples Republic of China (the EIT Law)* was promulgated by the Standing Committee of the National Peoples Congress on* March 16, 2007 and became effective on January 1, 2008, and was later amended* on February 24, 2017. The Implementation Rules of the EIT Law (the* Implementation Rules) were promulgated by the State Council on December 6,* 2007 and became effective on January 1, 2008. According to the EIT Law and the* Implementation Rules, enterprises are divided into resident enterprises and* non-resident enterprises. Resident enterprises shall pay enterprise income tax* on their incomes obtained in and outside the PRC at the rate of 25%. * Non-resident enterprises setting up institutions in the PRC shall pay* enterprise income tax on the incomes obtained by such institutions in and* outside the PRC at the rate of 25%. Non-resident enterprises with no* institutions in the PRC, and non-resident enterprises whose incomes having no* substantial connection with their institutions in the PRC, shall pay* enterprise income tax on their incomes obtained in the PRC at a reduced rate* of 10%.

Qukuaiyun and Guangzhou are resident enterprises and pay EIT tax at the rate* of 25% in PRC. It is more likely than not that the Company and its offshore* subsidiary would be treated as a non-resident enterprise for PRC tax purposes.*


Value-added Tax

The Provisional Regulations on Value-Added Tax of the PRC (the VAT Regulations* ) were promulgated by the State Council on December 13, 1993 and took effect* on January 1, 1994, which were last amended on November 19, 2017. The Rules* for the Implementation of the Provisional Regulations on Value Added Tax of* the PRC (the Rules) were promulgated by the Ministry of Finance (MOF) on* December 25, 1993 and were last amended on October 28, 2011. Pursuant to the* VAT Regulations and the Rules, entities or individuals in the PRC engaged in* the sale of goods, the provision of processing, repairs and replacement* services and the importation of goods are required to pay VAT, on the value* added during the course of the sale of goods or provision of services. Unless* otherwise specified, the applicable VAT rate for the sale or importation of* goods and provision of processing, repair and replacing services is 17%.

The SAT and the MOF jointly promulgated the Circular on Comprehensively* Promoting the Pilot Program of the Collection of Valued-added Tax in lieu of* Business Tax on March 23, 2016, which became effective on 1 May 2016. Pursuant* to this new circular, entities and individuals shall pay VAT at a rate of 6%* for any taxable activities unless otherwise stipulated.

According to the above-regulations, our PRC subsidiaries and consolidated* affiliated entities are generally subject to a 6% VAT rate.

PRC Laws and Regulations relating to Employment and Social Welfare

Labor Law of the PRC

Pursuant to the Labor Law of the PRC, which was promulgated by the Standing* Committee of the NPC on July 5, 1994 with an effective date of January 1, 1995* and was last amended on August 27, 2009 and the Labor Contract Law of the PRC,* which was promulgated on June 29, 2007, became effective on January 1, 2008* and was last amended on December 28, 2012, with the amendments coming into* effect on July 1, 2013, enterprises and institutions shall ensure the safety* and hygiene of a workplace, strictly comply with applicable rules and* standards on workplace safety and hygiene in China, and educate employees on* such rules and standards. Furthermore, employers and employees shall enter* into written employment contracts to establish their employment relationships.* Employers are required to inform their employees about their job* responsibilities, working conditions, occupational hazards, remuneration and* other matters with which the employees may be concerned. Employers shall pay* remuneration to employees on time and in full accordance with the commitments* set forth in their employment contracts and with the relevant PRC laws and* regulations. Guangzhou has entered into written employment contracts with all* the employees and performed its obligations required under the relevant PRC* laws and regulations.

Social Insurance and Housing Fund

Pursuant to the Social Insurance Law of the PRC, which was promulgated by the* Standing Committee of the NPC on October 28, 2010 and became effective on*
July 1, 2011, employers in the PRC shall provide their employees with welfare* schemes covering basic pension insurance, basic medical insurance,* unemploymentinsurance, maternity insurance, and occupational injury insurance.* Guangzhou did not deposit social insurance fees for employees in full for the* period from its establishment to September 2018. However, Guangzhou has* deposited the social insurance fees in full for all the employees in* compliance with the relevant regulations since October 2018. Guangzhou social* insurance fund administration has issued a statement showing that there is no* significant violations of relevant laws and regulations by Guangzhou since its* establishment.

In accordance with the Regulations on Management of Housing Provident Fund,* which were promulgated by the State Council on April 3, 1999 and last amended* on March 24, 2002, employers must register at the designated administrative* centers and open bank accounts for depositing employees housing funds.* Employer and employee are also required to pay and deposit housing funds,* with an amount no less than 5% of the monthly average salary of the employee* in the preceding year in full and on time.

Guangzhou has registered at the designated administrative centers and opened* bank accounts for depositing employees housing funds, however, Guangzhou has* not deposited employees housing funds in full according the Regulations of* HPF. There is a risk of administrative penalty imposed by the designated* administrative center.

HongBin Chen and Haoquan Lin, shareholders of Guangzhou, have signed the* consent to undertake and guarantee to fully reimburse and compensate the* Company for any possible losses due to its non-compliance of the rules and* regulations governing Employees social insurance and housing funds, in case* the Company is required by relevant government authorities to make up for* any outstanding payments and penalties for Employees social insurance and* housing funds in the future.

Regulations Relating to Anti-Money Laundering Activities

The Anti-Money Laundering Law of the People's Republic of China (the AML Law)* was adopted at the 24th meeting of the Standing Committee of the 10th NPC of* the PRC and promulgated and came into force as of January 1, 2007. According* to the AML Law, "anti-money laundering" refers to an act of adopting the* relevant measures according to the provisions of the present Law to prevent* any money laundering activity for the purpose of concealing or disguising, by* all means, the sources and nature of criminal proceeds generated from any* drug-related crime, organizational crime of any gangland, terrorist crime,* crime of smuggling, crime of corruption or bribery, crime of disrupting the* financial management order, crime of financial fraud and so on. All financial* institutions and special non-financial institutions established within the* territory of the PRC shall perform their respective obligations of anti-money* laundering.

For the purposes of preventing activities of money laundering and financing of* terrorism, suppressing crimes of money laundering and related crimes, and* enhancing the designated non-financial institutions' anti-money laundering* work and work of combating the financing of terrorism, the General Office of* the PBOC issued its Notice of Strengthening the Anti-money Laundering* Supervision of Designated Non-financial Businesses Institutions on July 13,* 2018, providing that the special non-financial institutions designated in the AML Law shall include the company* service providers carrying out or preparing for transactions for their clients* concerning: the creation, operation or management of companies, acting as or* arranging for another person to act as a director of a company or a partner of* a partnership or a nominee shareholder of a company, or providing a registered* address, business address or correspondence address for a company.

Regulation under the PRC Securities Law

The PRC Securities Law was promulgated in December 1998 and was subsequently* revised in October 2005, June 2013, August 2014 and December 2019. According* to Article 177 of the PRC Securities Law, or Article 177, which became* effective in March 2020, no overseas securities regulator is allowed to* directly conduct investigation or evidence collection activities within the* territory of the PRC. While there is no detailed interpretation regarding the* rule implementation under Article 177, it will be difficult for an overseas* securities regulator to conduct investigation or evidence collection* activities in China.

Regulations on Dividend Distribution

The principal regulations governing the distribution of dividends of* foreign-invested enterprises are included in the Company Law of the PRC.* According to such law, a WFOE, being established as a limited liability* company, shall retain certain amounts from its profits after the income tax* has been paid in accordance with Chinese tax law as statutory reserve funds.* The amount retained for the statutory reserve funds shall not be less than 10%* of the profits (profits after the income tax has been paid), the withdrawal* for statutory reserve funds may stop when the accumulated amount reaches 50%* of the registered capital of the enterprise. After the WFOE has withdrawn* statutory reserve funds from the after-tax profits, it may, by virtue of a* shareholder(s)s resolution, withdraw discretionary reserve funds from the* after-tax profits. After the losses have been made up and reserve funds have* allocated, the remaining after-tax profits may be distributed to shareholders. According to the Company Law of the PRC, shareholders shall receive the* dividends based on the percentages of the capital that they actually* contributed. The exception shall be given if all shareholders agree that* they will not be distributed with the dividends based on the percentages* of the capital that they contributed.

Regulations on Overseas Listing and M&A

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted* the M&A Rules, which became effective on September 8, 2006 and was amended* on June 22, 2009. Foreign investors shall comply with the M&A Rules when they* purchase equity interests of a domestic company or subscribe to the increased* capital of a domestic company and thus change the nature of the domestic* company into a foreign-invested enterprise; or when the foreign investors* establish a foreign-invested enterprise in the PRC, purchase the assets of a* domestic company and operate the assets; or when the foreign investors* purchase the assets of a domestic company, establish a foreign-invested* enterprise by injecting such assets and operate the assets. The M&A Rules* purport to require offshore special purpose companies/vehicles formed for* overseas listing purposes through acquisitions of PRC domestic companies and* controlled by PRC companies or individuals, to obtain approval from the CSRC* prior to publicly listing their securities on an overseas stock exchange.

In addition, according to the Notice on Establishing the Security Review* System for Mergers and Acquisitions of Domestic Enterprises by Foreign* Investors issued by the General Office of the State Council on February*
3, 2011 and which became effective 30 days thereafter, the Rules on* Implementation of Security Review System for the Merger and Acquisition of* Domestic Enterprises by Foreign Investors issued by the MOFCOM on August 25,* 2011 and which became effective on September 1, 2011, mergers and acquisitions* by foreign investors that raise national defense and security concerns and* mergers and acquisitions through which foreign investors may acquire de factor* control over domestic enterprises that raise national security concerns are* subject to strict review by the MOFCOM, and the regulations prohibit any* activities attempting to bypass such security review, including by structuring* the transaction through a proxy or contractual control arrangement.

On July 6, 2021, the State Council and General Office of the CPC Central* Committee issued Opinions on Strictly Cracking Down Illegal Securities* Activities in Accordance with the Law. The opinions emphasized the need to* strengthen the administration over illegal securities activities and the* supervision on overseas listings by China-based companies and proposed to* take effective measures, such as promoting the construction of relevant* regulatory systems to deal with the risks and incidents faced by China-based* overseas-listed companies.

In December 2019, the newly revised Securities Law of the PRC clarified that* direct and indirect overseas issuances and listings should comply with the* relevant regulations of the State Council. On December 24, 2021, the CSRC* released the Administrative Provisions of the State Council Regarding the* Overseas Issuance and Listing of Securities by Domestic Enterprises (the* Administrative Provisions) and the Measures for the Overseas Issuance of* Securities and Listing Record-Filings by Domestic Enterprises (Draft for* Comments) (the Filing Measures), both of which have a comment period that* expires on January 23, 2022. The Administrative Provisions and Filing*
Measures regulate the system, filing management, and other related rules in* respect of the direct or indirect overseas issuance of listed and traded* securities by domestic enterprises. The Administrative Provisions and Filing* Measures provide directional guidance to the PRC's reform plan for the* supervision of overseas listings. The Filing Measures adopt an ex-post filing* mechanism where the filer completes its filing obligation within 3 working* days after it submits its listing application to the regulator in the place* of intended listing. With respect to the domestic enterprises, non-compliance* with the Administrative Provisions or an overseas listing completed in breach* of them may result in a warning or a fine of RMB 1 to RMB10 million. If the* circumstances are serious, they may be ordered to suspend their business or* suspend their business pending rectification, or their permits or businesses* license may be revoked. Furthermore, the controlling shareholder, actual* controllers, directors, supervisors, and other legally appointed persons of* the domestic enterprises may be warned, or fined between RMB 500,000 and RMB*
5 million either individually or collectively. If, during the filing process,* the domestic enterprises conceal important factors or the content is* materially false, and securities are not issued, they are subject to a fine of* RMB1 to RMB10 million. If the securities have been issued, the domestic* enterprise is subject to a fine of 10-100% of the listing proceeds. With* respect to the controlling shareholder, actual controllers, directors,* supervisors, and other legally appointed persons, they are subject to a* warning and fines between RMB 500,000 and RMB 5 million, individually or* collectively.

Cybersecurity Laws and Regulations

We are or may become subject to a variety of laws and regulations in the* United States and abroad regarding privacy, data security, cybersecurity and* data protection. These laws and regulations are continuously evolving and* developing. The scope and interpretation of the laws that are or may be* applicable to us are often uncertain and may be conflicting, particularly* with respect to foreign laws. In particular, there are numerous United States* federal, state, and local laws and regulations and foreign laws and* regulations regarding privacy and the collection, sharing, use, processing,* disclosure, and protection of personal information and other user data. Such* laws and regulations often vary in scope, may be subject to differing* interpretations, and may be inconsistent among different jurisdictions.

In June 2018, California adopted the California Consumer Privacy Act (CCPA),* which becomes effective in 2020. Under the law, any California consumer has a* right to demand to see all the information a company has saved on the consumer, as well as a full list of all the third parties that data is shared with. The* consumer also has the right to request that we delete the information it has* on the consumer. The CCPA broadly defines protected data. The CCPA also has* specific requirements for companies subject to the law. The CCPA provides for* a private right of action for unauthorized access, theft or disclosure of* personal information in certain situations, with possible damage awards of* $100 to $750 per consumer per incident, or actual damages, whichever is* greater. The CCPA also permits class action lawsuits.

In November 2016, the Standing Committee of Chinas National Peoples Congress* passed Chinas first Cybersecurity Law (CSL), which became effective in June* 2017. The CSL is the first PRC law that systematically lays out the regulatory* requirements on cybersecurity and data protection, subjecting many previously* under-regulated or unregulated activities in cyberspace to government* scrutiny. The legal consequences of violation of the CSL include penalties of* warning, confiscation of illegal income, suspension of related business,* winding up for rectification, shutting down the websites, and revocation of* business license or relevant permits. In April 2020, the CAC and certain* other PRC regulatory authorities promulgated the Cybersecurity Review* Measures, which became effective in June 2020. Pursuant to the Cybersecurity* Review Measures, operators of critical information infrastructure must pass a* cybersecurity review when purchasing network products and services which do* or may affect national security. On July 10, 2021, the CAC issued a revised* draft of the Measures for Cybersecurity Review for public comments, which* required that, in addition to operator of critical information* infrastructure,any data processor carrying out data processing activities* that affect or may affect national security should also be subject to* cybersecurity review, and further elaborated the factors to be considered* when assessing the national security risks of the relevant activities,* including, among others, (i) the risk of core data, important data or a large* amount of personal information being stolen, leaked, destroyed, and illegally* used or exited the country; and (ii) the risk of critical information* infrastructure, core data, important data or a large amount of personal* information being affected, controlled, or maliciously used by foreign* governments after listing abroad. The CAC has said that under the proposed* rules companies holding data on more than 1,000,000 users must now apply for* cybersecurity approval when seeking listings in other nations because of the* risk that such data and personal information could be affected, controlled,* and maliciously exploited by foreign governments, The cybersecurity review* will also look into the potential national security risks from overseas IPOs.* We do not know what regulations will be adopted or how such regulations will* affect us and our listing on Nasdaq. In the event that the CAC determines that* we are subject to these regulations, we may be required to delist from Nasdaq* and we may be subject to fines and penalties. On June 10, 2021, the Standing* Committee of the NPC promulgated the PRC Data Security Law, which took effect* on September 1, 2021. The Data Security Law also sets forth the data security* protection obligations for entities and individuals handling personal data,* including that no entity or individual may acquire such data by stealing or* other illegal means, and the collection and use of such data should not* exceed the necessary limits. The costs of compliance with, and other burdens* imposed by, CSL and any other cybersecurity and related laws may limit the use* and adoption of our products and services and could have an adverse impact on* our business. Further, if the enacted version of the Measures for* Cybersecurity Review mandates clearance of cybersecurity review and other* specific actions to be completed by companies like us, we face uncertainties* as to whether such clearance can be timely obtained, or at all.

The European Union Parliament approved a new data protection regulation, known* as the General Data Protection Regulation (GDPR), which came into effect in* May 2018. The GDPR includes operational requirements for companies that* receive or process personal data of residents of the European Economic Area.* The GDPR imposes significant penalties for non-compliance. Although we do not* conduct any business in the European Economic Area, in the event that* residents of the European Economic Area access our website and input protected* information, we may become subject to provisions of the GDPR.

We are also subject to laws restricting disclosure of information relating to* our employees. We strive to comply with all applicable laws, policies, legal* obligations, and industry codes of conduct relating to privacy, data security,* cybersecurity and data protection. However, given that the scope,* interpretation, and application of these laws and regulations are often* uncertain and may be conflicting, it is possible that these obligations may* be interpreted and applied in a manner that is inconsistent from one* jurisdiction to another and may conflict with other rules or our practices.* Any failure or perceived failure by us or our third-party service-providers* to comply with our privacy or security policies or privacy-related legal* obligations, or any compromise of security that results in the unauthorized* release or transfer of personally identifiable information or other user data,* may result in governmental enforcement actions, litigation, or negative* publicity, and could have an adverse effect on our business and operating* results. Although we maintain cybersecurity insurance, we cannot assure you* that this insurance will cover or satisfy any claim made against us or* adequately cover any defense costs we may incur.

The cybersecurity review measures of China

On January 4, 2022, Cyberspace Administration of China officially released* the cybersecurity review measures, the seventh of which explicitly mentions* that operators of online platforms with more than one million users' personal* information listed abroad must declare cybersecurity review to the* cybersecurity review office.

The cybersecurity review focuses on assessing the following national security* risk factors of the relevant object or situation.

(i) The risk of illegal control, interference or damage to the critical* information infrastructure brought about by the use of products and services.

(ii) products and services supply disruptions to the critical information* infrastructure business continuity hazards.

(iii) the security of products and services, openness, transparency, diversity* of sources, reliability of supply channels and the risk of supply disruption* due to political, diplomatic, trade and other factors.

(iv) compliance of product and service providers with Chinese laws,* administrative regulations, and departmental regulations.

(v) The risk of theft, leakage, destruction, and illegal use or illegal* exit of core data, important data or large amounts of personal information.

(vi) listed the existence of critical information infrastructure, core data,* important data or a large amount of personal information by foreign* governments to influence, control the risk of malicious use, as well as* network information security risks.

(vii) other factors that may endanger the security of critical information* infrastructure, network security and data security.

Measures for the Administration of Overseas Issuance of Securities and Filing* of Listing by Domestic Enterprises

On December 28, 2021, the China Securities Regulatory Commission (CSRC)* issued the Administrative Measures for Overseas Issuance of Securities and* Listing of Domestic Enterprises (Draft for Public Comments) to further* constrain overseas listing of Chinese domestic enterprises.

Article II
Domestic enterprises listed directly or indirectly in overseas issues shall* be filed in accordance with these Measures.

Overseas listing of domestic enterprises for the record, does not indicate* that the CSRC on the investment value of the enterprise or investors to make* substantive judgments or guarantees, nor does it indicate that the CSRC on* the authenticity, accuracy and completeness of the materials for the record* to guarantee.

Article III
Indirect issuance of domestic enterprises listed abroad shall be determined* in accordance with the principle of substance over form; the issuer is deemed* to be a domestic enterprise listed indirectly abroad if it meets the following* circumstances.

(a) The domestic enterprise's operating revenue, total profit, total assets* or net assets for the most recent fiscal year, accounting for more than 50%* of the relevant data in the issuer's audited consolidated financial statements* for the same period.

(b) The majority of senior management personnel responsible for business* operation and management are Chinese citizens or their usual place of* residence is located in the territory, and the main place of business* operation activities is located or mainly carried out in the territory.

Article IV

Domestic enterprises listed directly overseas, the issuer to perform the* filing procedures and report the relevant information.

For overseas indirect listing of domestic enterprises, the issuer shall* designate a major domestic operating entity to perform the filing procedures* and report the relevant information.

Article V
The issuer shall, within three working days after the filing of the* application documents for initial public offering abroad, submit to CSRC* the filing materials, including but not limited to

(a) filing report and relevant commitments.

(b) Regulatory opinions, filings or approvals issued by industry authorities,* etc. (if applicable).

(c) the relevant departments issued by the security assessment review opinion* (if applicable).

(d) domestic legal opinion.

(e) prospectus.

Issuers listed in other foreign markets after the issuance of foreign issues,* shall perform the filing procedures in accordance with the provisions of this* article.

Article VI

Issuers issuing overseas listed securities after their overseas listing shall,* within three working days after the completion of the issue, submit filing* materials to the CSRC, including but not limited to

(a) A filing report and relevant undertakings.

(b) Domestic legal opinion.

Article VII

Issuers listed abroad after the issuance of overseas listed securities to* purchase assets, does not constitute the circumstances of Article 8 of these* Measures, shall perform the filing procedures in accordance with the* provisions of Article 6 of these Measures; the assets purchased for domestic* assets, shall perform the filing procedures within 3 working days from the* date of the first announcement of the transaction.

The filing report shall provide adequate explanation on the following matters.

(a) the transaction is conducive to the issuer to enhance the ability to* continue operations, there is no situation that may lead to the issuer's main* assets in cash or no specific business operations.

(b) The ownership of the assets involved is clear, there are no legal* obstacles to the transfer of assets or transfer, the relevant claims and debts* are handled in accordance with the law and the necessary internal* decision-making procedures have been fulfilled.

(c) If the assets purchased are domestic operating assets, the relevant* domestic enterprises do not violate the provisions of Article 7 and Article 8* of the Administrative Regulations.

(d) In compliance with the national industrial policy and relevant regulations* on foreign investment, overseas investment, state-owned assets management,* foreign exchange management, cross-border RMB management, etc., the necessary* filing and approval procedures have been fulfilled.

If the issuer uses the funds raised from the same issue to purchase assets* from the specific target after the specific target has subscribed for the* overseas listed securities issued by the issuer with cash or assets, it is* deemed to be the issuer's issuance of overseas listed securities to purchase* assets.

Article IX

If a domestic enterprise is listed in an overseas direct issue, shareholders* holding its domestic unlisted shares apply to convert their domestic unlisted* shares into overseas listed shares and list them for circulation on an* overseas trading venue, they shall comply with the relevant provisions of* the CSRC and entrust the domestic enterprise to submit filing materials to* the CSRC, including but not limited to

(a) filing report and related commitments.

(b) domestic legal opinion.

Article XIII

The issuer shall report to the CSRC in a timely manner and update the filing* materials within three working days from the date of occurrence of the* relevant matter if the following significant matters occur after the issuer* has filed and before the completion of the overseas issuance and listing.

(a) Significant change in the main business or business license qualification.

(b) Significant change in shareholding structure or change in control.

(c) major adjustments to the issuance and listing program.

Article XV

The issuer shall report to the CSRC within three working days from the date of* occurrence of the following significant matters after the issuer's overseas* listing.

(a) Change of control.

(b) overseas securities regulatory authorities or relevant competent* authorities to take measures such as investigation, punishment.

(c) Active termination of listing or mandatory termination of listing.

If the issuer's main business activities have changed significantly after the* overseas listing and no longer fall within the scope of the record, it should* submit a special report and a legal opinion issued by a domestic law firm to* the CSRC within 3 working days from the date of the change to explain the* situation.





MANAGEMENT

The following table sets forth information regarding our directors and* executive officers as of the date of this prospectus.

Set forth below is information concerning our directors, executive officers,* and other key employees.

Name


Position(s)
Hongbin Chen


Chief Executive Officer and Chairman of the Board




Haoquan Lin


Chief Financial Officer and director




Jieyou Zheng


Co-Founder





Introduction

Hongbin Chen, is our founder, CEO and Chairman of the Board since its* establishment in May 2019. Mr.Chen, as a practitioner of China Securities* Association, has very adequate financial knowledge, and has sufficient level* and ability in M&A, IPO, and cross-border finance. He brings to us a full and* comprehensive financial knowledge that will largely help our business.

Haoquan Lin, has been our chief financial officer and legal officer since its* establishment in May 2019. Mr. Lin has extensive knowledge in accounting and* law, and has years of experience as a securities lawyer. He not only has a* wealth of knowledge in accounting, taxation, law and company listing, and he* has practical experience in due diligence processes, initial public offering,* warrant issuance, corporate and debt restructuring in different fields and* industries. All of the above make him good at these small and medium-sized* Enterprise Services Business Consulting, risk management, listing counseling,* internal control. He brings deep financial, legal and management experience to* the board.

Jieyou Zheng, since May 2019, has been our Chief Marketing Officer and* Business Model Manager, responsible for the team's promotion, marketing,* and part of the art design, business model design, a more professional* knowledge and insight into the industry, especially the technology industry,* he brings more profound industry analysis, business route planning and* internal group building, development of meeting charter, etc. to the board.

Family Relationships
There are no family relationships between our directors or executive officers.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our* board of directors.

Code of Business Conduct and Ethics

In connection with this offering, we have adopted a code of business conduct* and ethics, which is applicable to all of our directors, executive officers* and employees and is publicly available.

Board of Directors

Our board of directors will consist of        directors upon declaration of*
effectiveness of the registration statement of which this prospectus forms a* part. A director is not required to hold any shares in our company to qualify* to serve as a director. Subject to the rules of the relevant stock exchange* and disqualification by the chairman of the board of directors, a director may* vote with respect to any contract, proposed contract, or arrangement in which* he or she is materially interested. A director may exercise all the powers of* the company to borrow money, mortgage its business, property and uncalled* capital and issue debentures or other securities whenever money is borrowed* or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of* which this prospectus forms a part, we intend to establish an audit committee,* a compensation committee and a nominating and corporate governance committee* under the board of directors. We intend to adopt a charter for each of the* three committees prior to the completion of this offering. Each committees* members and functions are described below.

Audit Committee.

Our audit committee will consist of         ,         , and        . We have*
determined that these three individuals satisfy the independence requirements* of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934.* We have determined that qualifies as an audit committee financial expert. The* audit committee will oversee our accounting and financial reporting processes* and the audits of the financial statements of our company. The audit committee* will be responsible for, among other things:


selecting the independent registered public accounting firm and pre-approving* all auditing and non-auditing services permitted to be performed by the* independent registered public accounting firm;



reviewing with the independent registered public accounting firm any audit* problems or difficulties and managements response;



reviewing and approving all proposed related party transactions, as defined* in Item 404 of Regulation S-K under the Securities Act;



discussing the annual audited financial statements with management and the* independent registered public accounting firm;



reviewing major issues as to the adequacy of our internal controls and any* special audit steps adopted in light of material control deficiencies;



annually reviewing and reassessing the adequacy of our audit committee charter;



meeting separately and periodically with management and the independent* registered public accounting firm; and



reporting regularly to the board.


Compensation Committee.

Our compensation committee will consist of          ,          and         .*
 We have determined that these three individuals satisfy the independence* requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange* Act of 1934. The compensation committee will assist the board in reviewing and* approving the compensation structure, including all forms of compensation,* relating to our directors and executive officers. Our chief executive officer* may not be present at any committee meeting during which his compensation is* deliberated upon. The compensation committee will be responsible for, among* other things:


reviewing the total compensation package for our executive officers and making* recommendations to the board;



reviewing the compensation of our non-employee directors and making* recommendations to the board with respect to it; and



periodically reviewing and approving any long-term incentive compensation or* equity plans, programs or similar arrangements, annual bonuses, and employee* pension and welfare benefit plans.


Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee will consist of           ,*
          and          . We have determined that these three individuals*
satisfy the independence requirements of Nasdaq Rule 5605 and Rule 10A-3 under* the Securities Exchange Act of 1934. The nominating and corporate governance* committee will assist the board in selecting individuals qualified to become* our directors and in determining the composition of the board and its* committees.

The nominating and corporate governance committee will be responsible for,* among other things:


recommending nominees to the board for election or re-election to the board,* or for appointment to fill any vacancy on the board;



reviewing annually with the board the current composition of the board with* regards to characteristics such as independence, age, skills, experience and* availability of service to us;



selecting and recommending to the board the names of directors to serve as* members of the audit committee and the compensation committee, as well as* of the nominating and corporate governance committee itself; and



monitoring compliance with our code of business conduct and ethics, including* reviewing the adequacy and effectiveness of our procedures to ensure proper* compliance.


Duties of Directors
Our directors owe duties to the company and all shareholders, including a duty* of loyalty, a duty to act honestly, in good faith and with a view to our best* interests. Our directors must also exercise their powers only for a proper* purpose. Our directors also owe to our company a duty to act with skill and* care.

Our board of directors has all the powers necessary for managing, and for* directing and supervising, our business affairs. The functions and powers of* our board of directors include, among others:


convening shareholders annual general meetings and reporting its work to* shareholders at such meetings;



declaring dividends and distributions;



appointing officers and determining the term of office of the officers;



exercising the borrowing powers of our company and mortgaging the property of* our company; and



approving the transfer of shares in our company, including the registration of* such shares in our share register.


Involvement in Certain Legal Proceedings

During the past ten years no current director, executive officer, promoter or* control person of the Company has been involved in the following:

(1) A petition under the Federal bankruptcy laws or any state insolvency law* which was filed by or against, or a receiver, fiscal agent or similar officer* was appointed by a court for the business or property of such person, or any* partnership in which he was a general partner at or within two years before the time of such* filing, or any corporation or business association of which he was an* executive officer at or within two years before the time of such filing;

(2) Such person was convicted in a criminal proceeding or is a named subject* of a pending criminal proceeding (excluding traffic violations and other* minor offenses);

(3) Such person was the subject of any order, judgment, or decree, not* subsequently reversed, suspended or vacated, of any court of competent* jurisdiction, permanently or temporarily enjoining him from, or otherwise* limiting, the following activities:

i
Acting as a futures commission merchant, introducing broker, commodity trading* advisor, commodity pool operator, floor broker, leverage transaction merchant,* any other person regulated by the Commodity Futures Trading Commission, or an* associated person of any of the foregoing, or as an investment adviser,* underwriter, broker or dealer in securities, or as an affiliated person,* director or employee of any investment company, bank, savings and loan* association or insurance company, or engaging in or continuing any conduct* or practice in connection with such activity;


ii
Engaging in any type of business practice; or


iii
Engaging in any activity in connection with the purchase or sale of any* security or commodity or in connection with any violation of Federal or* State securities laws or Federal commodities laws.


(4) Such person was the subject of any order, judgment or decree, not* subsequently reversed, suspended or vacated, of any Federal or State authority* barring, suspending or otherwise limiting for more than 60 days the right of* such person to engage in any activity described in paragraph (f)(3)(i) of* this section, or to be associated with persons engaged in any such activity;

(5) Such person was found by a court of competent jurisdiction in a civil* action or by the Commission to have violated any Federal or State securities* law, and the judgment in such civil action or finding by the Commission has* not been subsequently reversed, suspended, or vacated;

(6) Such person was found by a court of competent jurisdiction in a civil* action or by the Commodity Futures Trading Commission to have violated any* Federal commodities law, and the judgment in such civil action or finding* by the Commodity Futures Trading Commission has not been subsequently* reversed, suspended or vacated;

(7) Such person was the subject of, or a party to, any Federal or State* judicial or administrative order, judgment, decree, or finding, not* subsequently reversed, suspended or vacated, relating to an alleged violation* of:

i
Any Federal or State securities or commodities law or regulation; or


ii
Any law or regulation respecting financial institutions or insurance companies* including, but not limited to, a temporary or permanent injunction, order of* disgorgement or restitution, civil money penalty or temporary or permanent* cease-and-desist order, or removal or prohibition order; or


iii
Any law or regulation prohibiting mail or wire fraud or fraud in connection* with any business entity; or


(8) Such person was the subject of, or a party to, any sanction or order, not* subsequently reversed, suspended or vacated, of any self-regulatory* organization (as defined in Section 3(a)(26) of the Exchange Act*
(15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29)* of the Commodity*Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange,* association, entity or organization that has disciplinary authority over its* members or persons associated with a member.

Employment Agreements, Director Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive* officers, pursuant to which such individuals initially agreed to serve as* our executive officers until December 31, 2022. Such terms will be* automatically extended for successive 36 months periods, unless the agreements* are terminated in accordance with their terms. We may terminate the employment* for cause at any time for certain acts, such as conviction or plea of guilty* to a felony or any crime involving moral turpitude, negligent or dishonest* acts to our detriment, or misconduct or a failure to perform agreed duties.*
We may also terminate the employment without cause at any time upon 60 days* advance written notice. Each executive officer may resign at any time upon*
60 days advance written notice.

Each executive officer has agreed to hold, both during and after the* termination or expiry of his employment agreement, in strict confidence* and not to use, except as required in the performance of his duties in* connection with the employment or pursuant to applicable law, any of our* confidential or proprietary information or the confidential or proprietary* information of any third party received by us and for which we have* confidential obligations. Each executive officer has also agreed to disclose* in confidence to us all inventions, designs and trade secrets which he* conceives, develops or reduces to practice during his employment with us* and to assign all right, title and interest in them to us, and assist us in* obtaining and enforcing patents, copyrights and other legal rights for these* inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition* and non-solicitation restrictions during the term of the employment and for* one year following the last date of employment. Specifically, each executive* officer has agreed not to: (i) engage or assist others in engaging in any* business or enterprise that is competitive with our business, (ii) solicit,* divert or take away the business of our clients, customers or business* partners, or (iii) solicit, induce or attempt to induce any employee or* independent contractor to terminate his or her employment or engagement with* us. The employment agreements also contain other customary terms and* provisions.

We have also entered into indemnification agreements with each of our* executive officers and directors. Under these agreements, we have agreed to* indemnify our directors and executive officers against certain liabilities and* expenses incurred by such persons in connection with claims made by reason of* their being a director or officer of our company.

We have also entered into director agreements with each of our directors which* agreements set forth the terms and provisions of their engagement.

Equity Awards

We have not granted any equity awards to our directors or executive officers* during the six months ended June 30, 2021 or the fiscal year ended*
December 31, 2020.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial* ownership of our ordinary shares as of the date of this prospectus for:


each beneficial owner of 5% or more of our outstanding ordinary shares;



each of our directors and executive officers; and



all of our directors and executive officers as a group.


Beneficial ownership is determined in accordance with the rules of the SEC.* These rules generally attribute beneficial ownership of securities to persons* who possess sole or shared voting power or investment power with respect to* those securities and include ordinary shares issuable upon the exercise of* options that are immediately exercisable or exercisable within 60 days of the* date of this prospectus. Percentage ownership calculations prior to this*
offering are based on         ordinary shares, par value $      per share,*
outstanding as of the date of this prospectus. Percentage ownership*
calculations after this offering are based on           ordinary shares,*
par value $0.0001 per share, outstanding after this offering.

Except as otherwise indicated, all of the shares reflected in the table are* ordinary shares and all persons listed below have sole voting and investment* power with respect to the shares beneficially owned by them, subject to* applicable community property laws. Fractional shares are rounded to the* nearest whole share herein. The information is not necessarily indicative of* beneficial ownership for any other purpose.

Information relating to beneficial ownership of common stock by our principal* stockholders and management is based upon information furnished by each person* using beneficial ownership concepts under the rules of the SEC.

Under these rules, a person is deemed to be a beneficial owner of a security* if that person directly or indirectly has or shares voting power, which* includes the power to vote or direct the voting of the security, or investment* power, which includes the power to dispose or direct the disposition of the* security. The person is also deemed to be a beneficial owner of any security* of which that person has a right to acquire beneficial ownership within 60* days. Under the SEC rules, more than one person may be deemed to be a* beneficial owner of the same securities, and a person may be deemed to be a* beneficial owner of securities as to which he or she may not have any* pecuniary interest.

The percentages below are calculated based on        shares of common stock*
issued and outstanding as of February 25, 2022.



Shares Beneficially Owned
Prior to the Offerings

Shares Beneficially Owned
After the Offerings

Name of Beneficial Owner

Shares

Percentage

Shares

Percentage

Executive Officers and Directors:









Hongbin Chen

4,050,000

45%





Haoquan Lin

3,600,000

40%





5% or Greater Holders:









Jieyou Zheng

1,350,000

15%






MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR* COMMON STOCK

The following discussion is a summary of the material U.S. federal* income tax consequences to Non-U.S. Holders (as defined below) of the* purchase, ownership and disposition of our common stock, but does not purport* to be a complete analysis of all potential tax effects. The effects of other* U.S. federal tax laws, such as estate and gift tax laws, and any applicable* state, local or non-U.S. tax laws are not discussed. This discussion is based* on the Code, Treasury Regulations promulgated thereunder, judicial decisions,* and published rulings and administrative pronouncements of the U.S. Internal* Revenue Service (the IRS), in each case in effect as of the date hereof. These* authorities may change or be subject to differing interpretations. Any such* change or differing interpretation may be applied retroactively in a manner* that could adversely affect a Non-U.S. Holder. We have not sought and will* not seek any rulings from the IRS regarding the matters discussed below.*
There can be no assurance the IRS or a court will not take a contrary position* to that discussed below regarding the tax consequences of the purchase,* ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as* a capital asset within the meaning of Section 1221 of the Code (generally,* property held for investment). This discussion does not address all U.S.* federal income tax consequences relevant to a Non-U.S. Holders particular* circumstances, including the impact of the Medicare contribution tax on net* investment income or the alternative minimum tax. In addition, it does not* address consequences relevant to Non-U.S. Holders subject to special rules,* including, without limitation:


U.S. expatriates and former citizens or long-term residents of the United*
States;



persons holding our common stock as part of a hedge, straddle, or other* risk reduction strategy or as part of a conversion transaction or other* integrated investment;



banks, insurance companies, and other financial institutions;



brokers, dealers, or traders in securities;



controlled foreign corporations, passive foreign investment companies, and* corporations that accumulate earnings to avoid U.S. federal income tax;



partnerships or other entities or arrangements treated as partnerships for* U.S. federal income tax purposes (and investors therein);



tax-exempt organizations or governmental organizations;



persons deemed to sell our common stock under the constructive sale* provisions of the Code;



persons who hold or receive our common stock pursuant to the exercise of any* employee stock option or otherwise as compensation;



tax-qualified retirement plans;



qualified foreign pension funds as defined in Section 897(l)(2) of the Code* and entities all of the interests of which are held by qualified foreign* pension funds; and



persons subject to special tax accounting rules as a result of any item of* gross income with respect to our common stock being taken into account in* an applicable financial statement



If an entity treated as a partnership for U.S. federal income tax purposes* holds our common stock, the tax treatment of a partner in the partnership* will depend on the status of the partner, the activities of the partnership* and certain determinations made at the partner level. Accordingly,* partnerships holding our common stock and the partners in such partnerships* should consult their tax advisors regarding the U.S. federal income tax* consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS* WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR* PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE,* OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S.*
FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL,*
OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a Non-U.S. Holder is any beneficial owner* of our common stock that is neither a U.S. person nor an entity treated as* a partnership for U.S. federal income tax purposes. A U.S. person is any* person that, for U.S. federal income tax purposes, is or is treated as any* of the following:


an individual who is a citizen or resident of the United States;



a corporation created or organized under the laws of the United States, any* state thereof, or the District of Columbia;



an estate, the income of which is subject to U.S. federal income tax* regardless of its source; or



a trust that (i) is subject to the primary supervision of a U.S. court and all* substantial decisions of which are subject to the control of one or more* United States persons (within the meaning of Section 7701(a)(30) of the Code),* or (ii) has a valid election in effect to be treated as a United States* person for U.S. federal income tax purposes.



Distributions

As described in the section titled Dividend Policy, we do not anticipate* declaring or paying any cash dividends in the foreseeable future. However,* if we do make distributions of cash or property on our common stock, such* distributions will constitute dividends for U.S. federal income tax purposes* to the extent paid from our current or accumulated earnings and profits, as* determined under U.S. federal income tax principles. Amounts not treated as* dividends for U.S. federal income tax purposes will constitute a return of* capital and first be applied against and reduce a Non-U.S. Holders adjusted* tax basis in its common stock, but not below zero. Any excess will be treated* as capital gain and will be treated as described below under the subsection* titled Sale or Other Taxable Disposition.

Subject to the discussion below on effectively connected income, dividends* paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax* at a rate of 30% of the gross amount of the dividends (or such lower rate* specified by an applicable income tax treaty, provided the Non-U.S. Holder* furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable* documentation) certifying qualification for the lower treaty rate).*
A Non-U.S. Holder that does not timely furnish the required documentation,* but that qualifies for a reduced treaty rate, may obtain a refund of any* excess amounts withheld by timely filing an appropriate claim for refund* with the IRS. Non-U.S. Holders should consult their tax advisors regarding* their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the* Non-U.S. Holders conduct of a trade or business within the United States (and,* if required by an applicable income tax treaty, the Non-U.S. Holder maintains* a permanent establishment in the United States to which such dividends are* attributable), the Non-U.S. Holder will be exempt from the U.S. federal* withholding tax described above. To claim the exemption, the Non-U.S. Holder* must furnish to the applicable withholding agent a valid IRS Form W-8ECI,* certifying that the dividends are effectively connected with the Non-U.S.* Holders conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal* income tax on a net income basis at the regular rates. A Non-U.S. Holder* that is a corporation also may be subject to a branch profits tax at a* rate of 30% (or such lower rate specified by an applicable income tax treaty)* on such effectively connected dividends, as adjusted for certain items.* Non-U.S. Holders should consult their tax advisors regarding any applicable* tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding, a Non-U.S.* Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:


the gain is effectively connected with the Non-U.S. Holders conduct of a trade* or business within the United States (and, if required by an applicable income* tax treaty, the Non-U.S. Holder maintains a permanent establishment in the* United States to which such gain is attributable);



the Non-U.S. Holder is a nonresident alien individual present in the United* States for 183 days or more during the taxable year of the disposition and* certain other requirements are met; or



Gain described in the first bullet point above generally will be subject to* U.S. federal income tax on a net income basis at the regular rates. A*
Non-U.S. Holder that is a corporation also may be subject to a branch profits* tax at a rate of 30% (or such lower rate specified by an applicable income tax* treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject* to U.S. federal income tax at a rate of 30% (or such lower rate specified by* an applicable income tax treaty) on any gain realized upon the sale or other* taxable disposition, which may be offset by certain U.S. source capital* losses of theNon-U.S. Holder (even though the individual is not considered* a resident of the United States), provided the Non-U.S. Holder has timely* filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding any applicable* tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup* withholding, provided the Non-U.S. Holder certifies its non-U.S. status,* such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or* otherwise establishes an exemption. However, information returns are* required to be filed with the IRS in connection with any distributions* on our common stock paid to the Non-U.S. Holder, regardless of whether* any tax was actually withheld. In addition, proceeds of the sale or other* taxable disposition of our common stock within the United States or conducted* through certain U.S.-related brokers generally will not be subject to backup* withholding or information reporting if the applicable withholding agent* receives the certification described above or the Non-U.S. Holder otherwise* establishes an exemption. Proceeds of a disposition of our common stock* conducted through a non-U.S. office of a non-U.S. broker that does not have* certain enumerated relationships with the United States generally will not be* subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made* available under the provisions of an applicable treaty or agreement to the tax* authorities of the country in which the Non-U.S. Holder resides or is* established.

Backup withholding is not an additional tax. Any amounts withheld under the* backup withholding rules may be allowed as a refund or a credit against a* Non-U.S. Holders U.S. federal income tax liability, provided the required* information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code* (such Sections commonly referred to as the Foreign Account Tax Compliance*
Act (FATCA)) on certain types of payments made to non-U.S. financial* institutions and certain other non-U.S. entities. Specifically, a 30%* withholding tax may be imposed on dividends on, or (subject to the proposed* Treasury Regulations discussed below) gross proceeds from the sale or other* disposition of, our common stock paid to a foreign financial institution or* a non-financial foreign entity (each as defined in the Code), unless (i) the* foreign financial institution undertakes certain diligence and reporting* obligations, (ii) the non-financial foreign entity either certifies it does* not have any substantial United States owners (as defined in the Code) or* furnishes identifying information regarding each substantial United States* owner, or (iii) the foreign financial institution or non-financial foreign* entity otherwise qualifies for an exemption from these rules. If the payee* is a foreign financial institution and is subject to the diligence and* reporting requirements in (i) above, it must enter into an agreement with* the U.S. Department of the Treasury requiring, among other things, that it* undertake to identify accounts held by certain specified United States* persons or United States owned foreign entities (each as defined in the Code)* , annually report certain information about such accounts, and withhold 30%* on certain payments to non-compliant foreign financial institutions and* certain other account holders. Foreign financial institutions located in* jurisdictions that have an intergovernmental agreement with the United States* governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance,* withholding under FATCA generally applies to payments of dividends on our* common stock. While withholding under FATCA would have applied also to* payments of gross proceeds from the sale or other disposition of stock on or* after January 1, 2019, proposed Treasury Regulations eliminate FATCA* withholding on payments of gross proceeds entirely. Taxpayers generally may* rely on these proposed Treasury Regulations until final Treasury Regulations* are issued.

Prospective investors should consult their tax advisors regarding the* potential application of withholding under FATCA to their investment in our* common stock.





DESCRIPTION OF SHARE CAPITAL

 The following description summarizes important terms of our securities.*
For a complete description, you should refer to our certificate of* incorporation and bylaws, forms of which are incorporated by reference to* the exhibits to the registration statement of which this prospectus is a part,* as well as the relevant portions of the Delaware law. References to our* certificate of incorporation and bylaws are to our certificate of* incorporation and our bylaws, respectively, each of which will become* effective upon completion of this offering.

General
As of the date of this prospectus, we are authorized to issue      shares of*
common stock, par value $0.0001 per share. As of the date of this prospectus,*
                 shares of common stock were issued and outstanding and no* shares of preferred stock were issued and outstanding.

Ordinary Shares

As at the date of this Prospectus, the Company has no outstanding options,* warrants and other convertible securities.

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market* under the symbol BFFI. We cannot guarantee that we will be successful in* listing on Nasdaq; however, we will not complete this offering unless we* receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is                 .

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may* be declared by our board of directors, subject to the Companies Act. Our* articles of association provide that the directors may from time to time* declare dividends (including interim dividends) and other distributions on* shares of the Company in issue and authorize payment of the same out of the* funds of the Company lawfully available therefor. No dividend shall be paid* otherwise than out of profits or, subject to the restrictions of the Companies* Act, the share premium account.However, we have never declared or paid any* cash dividends on our common stock, and we do not currently intend to pay any* cash dividends on our common stock in the foreseeable future.

Voting Rights

At each general meeting, each shareholder who is present in person or by proxy* (or, in the case of a shareholder being a corporation, by its duly authorized* representative) will have one (1) vote for each Ordinary Share.

An ordinary resolution to be passed by the shareholders requires the* affirmative vote of a simple majority of the votes attached to the Ordinary Shares cast by those shareholders entitled to vote who are present in person* or by proxy (or, in the case of corporations, by their duly authorized* representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes* attached to the Ordinary Shares cast by those shareholders who are present in* person or by proxy (or,in the case of corporations, by their duly authorized* representatives) at a general meeting. Both ordinary resolutions and special* resolutions may also be passed by a unanimous written resolution signed by all* the shareholders of our company, as permitted by the Companies Act and our* memorandum and articles of association. A special resolution will be required* for important matters such as a change of name or making changes to our* memorandum and articles of association.

Cumulative Voting

Delaware law permits cumulative voting for the election of directors only if* expressly authorized in the certificate of incorporation.

Pre-emptive Rights

There are no pre-emptive rights applicable to the issue by us of Ordinary* Shares under our memorandum and articles of association.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our memorandum and* articles of association and the Cayman Islands Companies Act, insofar as they* relate to the material terms of our Ordinary Shares. They do not purport to* be complete. Copies of which are filed or will be filed as an exhibit to the* registration statement of which this prospectus is a part (and which is* referred to in this section as, respectively, the memorandum and the articles).

Meetings of Shareholders

The directors may convene a meeting of shareholders whenever they think* necessary or desirable. We must provide notice counting from the date* service is deemed to take place, stating the place, the day and the hour* of the general meeting and, in the case of special business, the general* nature of that business, to such persons who are entitled to receive such* notices from the Company. Our board of directors must convene a general* meeting upon the written requisition of one or more shareholders entitled* to attend and vote at general meeting of the Company holding not less than* 10% of the paid up voting share capital of the Company in respect to the* matter for which the meeting is requested.

No business may be transacted at any general meeting unless a quorum is* present at the time the meeting proceeds to business. A meeting of members* is duly constituted if, at the commencement of the meeting, there are present* in person, through their authorized representative or by proxy two or more* members entitled to vote on resolutions of members to be considered at the* meeting except where there is only one member entitled to vote on resolutions* of members to be considered at the meeting in which case the quorum shall be* one member. If, within two hours from the time appointed for the meeting, a* quorum is not present, the meeting, if convened upon the requisition of* shareholders, shall be dissolved. In any other case, it shall stand adjourned* to the next business day in the jurisdiction in which the meeting was to have* been held at the same time and place and if, at the adjourned meeting, a* quorum is not present within half an hour from the time appointed for the* meeting, the shareholders present and entitled to vote shall be a quorum.*
At every meeting of members, the chairman of the board of directors shall* preside as chairman of the meeting.

Meetings of Directors

The business of our company is managed by the directors. Our directors are* free to meet at such times and in such manner and places within or outside* the Delaware as the directors determine to be necessary or desirable. The* quorum necessary for the transaction of the business of the directors may* be fixed by the directors, and unless so fixed, if there be more than two* directors shall be two, and if there are two or less Directors shall be one.* An action that may be taken by the directors at a meeting may also be taken* by a resolution of directors consented to in writing by all of the directors.

Winding Up

If we are wound up and the assets available for distribution among our* shareholders are more than sufficient to repay the whole of the paid up* capital at the commencement of the winding up, the excess shall be* distributable among those shareholders in proportion to the capital paid up* at the commencement of the winding up on the shares held by them respectively.* If we are wound up and the assets available for distribution among the* shareholders as such are insufficient to repay the whole of the paid up* capital, such assets shall be distributed so that, as nearly as may be, the* losses shall be borne by the shareholders in proportion to the capital paid* up at the commencement of the winding up on the shares held by them,* respectively. If we are wound up, the liquidator may with the sanction of a* special resolution and any other sanction required by the Delaware Companies* Act, divide among our shareholders in specie or kind the whole or any part of* our assets (whether they shall consist of property of the same kind or not),* and may, for such purpose, set such value as the liquidator deems fair upon* any property to be divided and may determine how such division shall be* carried out as between the shareholders or different classes of* shareholders.

The liquidator may also vest the whole or any part of these assets in* trusts for the benefit of the shareholders as the liquidator shall think* fit, but so that no shareholder will be compelled to accept any assets,* shares or other securities upon which there is a liability.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders* for any amounts unpaid on their Ordinary Shares in a notice served to such* shareholders not earlier than the expiration of 14 days from the specified* time of payment. The Ordinary Shares that have been called upon and remain* unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption,* at our option, on such terms and in such manner as may be determined,* before the issue of such shares, by our board of directors or by an ordinary* resolution of our shareholders. Subject to the Companies Act, our memorandum* and articles of association and to any applicable requirements imposed from* time to time by the Nasdaq, the Securities and Exchange Commission, or by* any other recognized stock exchange on which our securities are listed, we* may purchase our own shares (including any redeemable shares) on such terms* and in such manner as been approved by the directors or by an ordinary* resolution of our shareholders. Under the Companies Act, the repurchase of* any share may be paid out of our Companys profits, or out of the share* premium account, or out of the proceeds of a fresh issue of shares made* for the purpose of such repurchase, or out of capital. If the repurchase* proceeds are paid out of our Companys capital, our Company must, immediately* following such payment, be able to pay its debts as they fall due in the* ordinary course of business. In addition, under the Companies Act, no such* share may be repurchased (1) unless it is fully paid up, and (2) if such* repurchase would result in there being no shares outstanding other than* shares held as treasury shares. The repurchase of shares may be effected in* such manner and upon such terms as may be authorized by or pursuant to the* Companys articles of association. If the articles do not authorize the manner* and terms of the purchase, a company shall not repurchase any of its own* shares unless the manner and terms of purchase have first been authorized by* a resolution of the company. In addition, under the Companies Act and our* memorandum and articles of association, our Company may accept the surrender* of any fully paid share for no consideration unless, as a result of the* surrender, the surrender would result in there being no shares outstanding* (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares,*
 all or any of the rights attached to any class of our shares may (unless* otherwise provided by the terms of issue of the shares of that class) be* varied with the consent in writing of the holders of two-thirds of the* issued shares of that class or with the sanction of a resolution passed* by at least a two-thirds majority of holders of shares of that class as may* be present in person or by proxy at a separate general meeting of the holders* of shares of that class.

Changes in Capital

We may from time to time by an ordinary resolution of our shareholders:


increase the share capital of our Company by new shares of such amount as* it thinks expedient;



consolidate and divide all or any of our share capital into shares of larger* amount than its existing shares of shares;



subdivide its existing shares, or any of them, into shares of a smaller amount* provided that in the subdivision the proportion between the amount paid and* the amount, if any, unpaid on each reduced share shall be the same as it was* in case of the share from which the reduced share is derived; and



cancel any shares that, at the date of the passing of the resolution, have* not been taken or agreed to be taken by any person and diminish the amount* of its share capital by the amount of the shares so cancelled.



Our shareholders may by special resolution, reduce its share capital and any* capital redemption reserve in any manner authorized by the Companies Act.


SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have Ordinary Shares outstanding* assuming the underwriters do not exercise their over-allotment option to* purchase additional Ordinary Shares. Of that amount, Ordinary Shares will be* publicly held by investors participating in this offering, and Ordinary*
Shares will be held by our existing shareholders, some of whom may be our* affiliates as that term is defined in Rule 144 under the Securities Act. As* defined in Rule 144, an affiliate of an issuer is a person that directly, or* indirectly through one or more intermediaries, controls, or is controlled by,* or is under common control with, the issuer. Prior to this offering, there has* been no public market for our Ordinary Shares. While we intend to list the* Ordinary Shares on the Nasdaq Capital market, we cannot assure you that a* regular trading market will develop in our Ordinary Shares.

Future sales of substantial amounts of our Ordinary Shares in the public* markets after this offering, or the perception that such sales may occur,* could adversely affect market prices prevailing from time to time. As* described below, only a limited number of our Ordinary Shares currently* outstanding will be available for sale immediately after this offering due to* contractual and legal restrictions on resale. Nevertheless, after these* restrictions lapse, future sales of substantial amounts of our ordinary share,* including ordinary share issued upon exercise of outstanding options, in the* public market in the United States, or the possibility of such sales, could* negatively affect the market price in the United States of our ordinary share* and our ability to raise equity capital in the future.

All of the ordinary shares sold in the offering will be freely transferable* by persons other than our affiliates in the United States without restriction* or further registration under the Securities Act. Ordinary shares purchased by* one of our affiliates may not be resold, except pursuant to an effective* registration statement or an exemption from registration, including an* exemption under Rule 144 under the Securities Act described below.

The ordinary share held by existing shareholders are, and any ordinary share* issuable upon exercise of options outstanding following the completion of this* offering will be, restricted securities, as that term is defined in Rule 144* under the Securities Act. These restricted securities may be sold in the* United States only if they are registered or if they qualify for an exemption* from registration under Rule 144 or Rule 701 under the Securities Act.*
These rules are described below.

Lock-Up Agreements

Our directors, executive officers and shareholders have agreed, subject to* limited exceptions, not to offer, pledge, announce the intention to sell,* contract to sell, sell any option or contract to purchase, purchase any option* or contract to sell, grant any option, right or warrant to purchase or* otherwise dispose of, directly or indirectly, or enter into any swap or other* agreement that transfers, in whole or in part, any of the economic consequences* of ownership of our Ordinary Shares or such other securities for a period of 6* months after the date of this prospectus, without the prior written consent of* the presentative. The Company is also prohibited from conducting offerings* during this period and from re-pricing or changing the terms of existing* options and warrants. See Underwriting.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are restricted* shares as that term is defined in Rule 144 under the Securities Act and may be* sold publicly in the United States only if they are subject to an effective* registration statement under the Securities Act or pursuant to an exemption* from the registration requirements. Under Rule 144 as currently in effect,* a person who has beneficially owned our restricted shares for at least six* months is generally entitled to sell the restricted securities without* registration under the Securities Act beginning 90 days after the date of* this prospectus, subject to certain additional restrictions.

Our affiliates are subject to additional restrictions under Rule 144.* Our affiliates may only sell a number of restricted shares within any* three-month period that does not exceed the greater of the following:


1% of the then outstanding Ordinary Shares, which will equal approximately* Ordinary Shares immediately after this offering; or



the average weekly trading volume of our Ordinary Shares during the four* calendar weeks preceding the date on which notice of the sale is filed with* the SEC.


Affiliates who sell restricted securities under Rule 144 may not solicit* orders or arrange for the solicitation of orders, and they are also subject* to notice requirements and the availability of current public information* about us.

Persons who are not our affiliates are only subject to one of these additional* restrictions, the requirement of the availability of current public* information about us, and this additional restriction does not apply if they* have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each* of our employees, consultants or advisors who purchases our Ordinary Shares* from us in connection with a compensatory stock or option plan or other* written agreement relating to compensation is eligible to resell such Ordinary* Shares 90 days after we became a reporting company under the Exchange Act in* reliance on Rule 144, but without compliance with some of the restrictions,* including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are* not subject to the registration or prospectus-delivery requirements of the* Securities Act.







UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement*
with      , as representative of the Underwriters, or the Representative, in*
this offering. The Representative may retain other brokers or dealers to act* as a sub-agents or selected dealers on their behalf in connection with this* offering. The Underwriters will be agreed to purchase from us, on a firm* commitment basis, the number of ordinary shares set forth opposite its name* below, at the offering price less the underwriting discounts set forth on the* cover page of this prospectus:

Name of Underwriters

Number of Ordinary Shares







The Underwriter is committed to purchase all the ordinary shares offered by* this prospectus if it purchases any ordinary shares. The Underwriter is not* obligated to purchase the ordinary shares covered by the Underwriters* Over-Allotment option to purchase ordinary shares as described below. The* Underwriter is offering the ordinary shares, subject to prior sale, when, as* and if issued to and accepted by them, subject to approval of legal matters* by their counsel, and other conditions contained in the underwriting* agreement, such as the receipt by the Underwriter of officers certificates* and legal opinions. The Underwriter reserves the right to withdraw, cancel* or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Underwriter a 45-day option to purchase up to an* aggregate of additional ordinary shares (equal to 15% of the number of* ordinary shares sold in the offering), at the offering price per ordinary* shares less underwriting discounts and commissions. The Underwriter may* exercise this option for 45 days from the date of closing of this offering* solely to cover sales of ordinary shares by the Underwriter in excess of the* total number of ordinary shares set forth in the table above. If any of the* additional ordinary shares are purchased, the Underwriter will offer the*
additional ordinary shares at $      per ordinary share, the offering price*
of each ordinary share.

Fees, Commissions and Expense Reimbursement

We will pay the Underwriter a discount equivalent to seven percent (7%) of* the gross proceeds of this offering. The Underwriter proposes initially to* offer the ordinary shares to the public at the offering price set forth on* the cover page of this prospectus and to dealers at those prices less the* aforesaid fee (underwriting discount) set forth on the cover page of this* prospectus. If all of the ordinary shares offered by us are not sold at the* offering price, the Underwriter may change the offering price and other* selling terms by means of a supplement to this prospectus

The following table shows the underwriting fees/commission payable to the* Underwriter with this offering:




Per
Ordinary
Share

Total
Without
Over-
Allotment
Option


Total With
Full Over-
Allotment
Option
Public offering price





Underwriting fees and commissions (7%)(1)





Proceeds, before expenses, to us






(1)	The fees do not include the Underwriter Warrants or expense*
reimbursement as described below.
In addition to the cash commission, we will also reimburse the Underwriter*
for accountable out-of-pocket expenses not to exceed $      . Such accountable*
out-of-pocket expenses include no more than $       in Underwriters legal*
counsel fees, due diligence and other like expenses not to exceed $      and*
road show, travel, on-boarding fees and other reasonable out-of-pocket*
accountable expenses not to exceed $      , background checks expenses not*
to exceed $      , and DTC eligibility fees and expenses not to exceed $     .*
We have paid to $ in accountable expenses as of the date hereof, which will be* refundable to us to the extent actually not incurred by the Underwriter in* accordance with FINRA Rule 5110(f)(2)(C).

We estimate that the total expenses payable by us in connection with the* offering, other than the underwriting fees and commissions, will be*
approximately $     .

We are discussing the offering with some underwriters. As of the date of* this prospectus, we have not yet determined that the underwriters have* entered into an underwriting agreement. The underwriting data used below* is derived from industry practice and normal fees, which will not be formally* recognized until an underwriting agreement is reached. The foregoing does not* purport to be a complete statement of the terms and conditions of the* underwriting agreement and subscription agreement.

Right of First Refusal

Until 24 months from the closing of this public offering, the Underwriter* shall have a right of first refusal to act as lead or managing underwriter,* exclusive or joint financial advisor or in any other similar capacity, on* the representatives customary terms and conditions, in the event we pursue* a registered, underwritten public offering of securities (in addition to* this offering), a public or private offering of securities (debt or equity),* a merger, acquisition of another company or business, change of control,* sale of substantially all assets, business combination, recapitalization* or other similar transaction (regardless of whether we would be considered* an acquiring party, a selling party or neither in such transaction). In* accordance with FINRA Rule 5110(f)(2)(E)(i), such right of first refusal* shall not have a duration of more than three years from the date of* commencement of sales of the public offering or the termination date of* the engagement between the us and the Underwriter.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the* underwriting agreement, we will not, without the prior written consent of* the Underwriter, from the date of execution of the underwriting agreement* and continuing for a period of 6 months from the date on which the trading* of the Ordinary Shares on a National Securities Exchange commences, (i)* offer, pledge, announce the intention to sell, sell, contract to sell, sell* any option or contract to purchase, purchase any option or contract to sell,* grant any option, right or warrant to purchase or otherwise transfer or* dispose of, directly or indirectly, or file with the SEC a registration* statement under the Securities Act relating to, any ordinary shares or any* securities convertible into or exercisable or exchangeable for Ordinary* Shares, or (ii) enter into any swap or other agreement that transfers, in* whole or in part, any of the economic consequences of ownership of the* Ordinary Shares or any such other securities.

Our officers, directors, and all existing shareholders agree not to offer,* issue, sell, contract to sell, encumber, grant any option for the sale of* or otherwise dispose of any Ordinary Shares or other securities convertible* into or exercisable or exchangeable for Ordinary Shares for a period of up to* 6 months after the date of the underwriting agreement between the Company and* the Underwriter without the prior written consent of the Underwriter.

We are prohibited from conducting any other offerings during this period and* from re-pricing or changing the terms of existing options and warrants.

The Underwriter may in its sole discretion and at any time without notice* release some or all of the Ordinary Shares subject to lock-up agreements prior* to the expiration of the lock-up period. When determining whether or not to* release shares from the lock-up agreements, the Underwriter will consider,* among other factors, the security holders reasons for requesting the release,* the number of shares for which the release is being requested and market* conditions at the time.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the* Exchange Act, including without limitation, Rule 10b-5 and Regulation M under* the Exchange Act. These rules and regulations may limit the timing of* purchases and sales of shares of capital stock by the Underwriter acting as* principal. Under these rules and regulations, the Underwriter:


may not engage in any stabilization activity in connection with our* securities; and



may not bid for or purchase any of our securities or attempt to induce* any person to purchase any of our securities, other than as permitted* under the Exchange Act, until it has completed its participation in the* distribution.



Determination of Offering Price

The public offering price of the Ordinary Shares we are offering was* determined by us in consultation with the Underwriter based on discussions* with potential investors in light of the history and prospects of our* Company, the stage of development of our business, our business plans for* the future and the extent to which they have been implemented, an assessment* of our management, the public stock price for similar companies, general* conditions of the securities markets at the time of the offering and such* other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by* the Underwriter. The prospectus in electronic format will be identical to the* paper version of such prospectus. Other than the prospectus in electronic* format, the information on the Underwriter website and any information* contained in any other website maintained by the Underwriter is not part of* the prospectus or the registration statement of which this Prospectus forms a* part.

Application for NYSE American/Nasdaq Listing

We plan to apply to have our Ordinary Shares approved for listing/quotation* on the Nasdaq Capital Market under the symbol BFFI. We will not consummate* and close this offering without a listing approval letter from Nasdaq Capital* Market.

Our receipt of a listing approval letter is not the same as an actual listing* on the Nasdaq Capital Market. The listing approval letter will serve only to* confirm that, if we sell a number of Ordinary Shares in this offering sufficient to satisfy applicable listing criteria, our Ordinary Shares will in* fact be listed.

If the application is approved, trading of our Ordinary Shares on the Nasdaq* Capital Market will begin within five days following the closing of this* offering. If our Ordinary Shares are listed on the Nasdaq Capital Market,* we will be subject to continued listing requirements and corporate governance* standards. We expect these new rules and regulations to significantly* increase our legal, accounting and financial compliance costs.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States)* that would permit a public offering of the ordinary shares, or the possession,* circulation or distribution of this prospectus or any other material relating* to us or the ordinary shares in any jurisdiction where action for that purpose* is required. Accordingly, the ordinary shares may not be offered or sold,* directly or indirectly, and neither this prospectus nor any other material* or advertisements in connection with the ordinary shares may be distributed or* published, in or from any country or jurisdiction except in compliance with* any applicable laws, rules and regulations of any such country or* jurisdiction. Persons into whose possession this prospectus comes are advised* to inform themselves about and to observe any restrictions relating to the* offering and the distribution of this prospectus. This prospectus does not* constitute an offer to sell or a solicitation of an offer to buy any* securities offered by this prospectus in any jurisdiction in which such an* offer or a solicitation is unlawful.


European Economic

In relation to each Member State of the European Economic Area, or each, a* Relevant State, no securities have been offered or will be offered pursuant* to the offering to the public in that Relevant State prior to the publication* of a prospectus in relation to the securities which has been approved by the* competent authority in that Relevant State or, where appropriate, approved in* another Relevant State and notified to the competent authority in that Relevant* State, all in accordance with the Prospectus Regulation, except that offers of* securities may be made to the public in that Relevant State at any time under* the following exemptions under the Prospectus Regulation:

(a)
to any legal entity which is a qualified investor as defined under the* Prospectus Regulation;


(b)
to fewer than 150 natural or legal persons (other than qualified investors as* defined under the Prospectus Regulation), subject to obtaining the prior* consent of the representatives; or


(c)
in any other circumstances falling within Article 1(4) of the Prospectus* Regulation,

provided that no such offer of shares shall require us or any of our* representatives to publish a prospectus pursuant to Article 3 of the* Prospectus Regulation or supplement a prospectus pursuant to Article 23 of* the Prospectus Regulation.

For the purposes of this provision, the expression an offer to the public in* relation to any shares in any Relevant State means the communication in any* form and by any means of sufficient information on the terms of the offer and* any shares to be offered so as to enable an investor to decide to purchase any* shares, and the expression Prospectus Regulation means Regulation (EU)* 2017/1129 (as amended).

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be* offered pursuant to this offering to the public in the United Kingdom prior to* the publication of a prospectus in relation to the shares that either (i) has* been approved by the Financial Conduct Authority, or (ii) is to be treated as* if it had been approved by the Financial Conduct Authority in accordance with* the transitional provision in Regulation 74 of the Prospectus (Amendment etc.)* (EU Exit) Regulations 2019, except that offers of shares may be made to the* public in the United Kingdom at any time under the following exemptions under* the UK Prospectus Regulation:

(a)
to any legal entity which is a qualified investor as defined under Article 2* of the UK Prospectus Regulation;


(b)
to fewer than 150 natural or legal persons (other than qualified investors as* defined under Article 2 of the UK Prospectus Regulation), subject to obtaining* the prior consent of representatives for any such offer; or


(c)
in any other circumstances falling within Section 86 of the Financial Services* and Markets Act 2000 (the FSMA),

provided that no such offer of the shares shall require the Issuer or any* representative to publish a prospectus pursuant to Section 85 of the FSMA or* supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an offer to the public in* relation to the shares in the United Kingdom means the communication in any* form and by any means of sufficient information on the terms of the offer and* any shares to be offered so as to enable an investor to decide to purchase or* subscribe for any shares and the expression UK Prospectus Regulation means* Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the* European Union (Withdrawal) Act 2018.

In addition, this prospectus is only being distributed to, and is only* directed at, and any investment or investment activity to which this* prospectus relates is available only to, and will be engaged in only with,* persons who are outside the United Kingdom or persons in the United Kingdom*
(i) having professional experience in matters relating to investments who* fall within the definition of investment professionals in Article 19(5) of the* Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the* Order); or (ii) who are high net worth entities falling within Article* 49(2)(a) to (d) of the Order (all such persons together being referred to as* relevant persons). Persons who are not relevant persons should not take any* action on the basis of this prospectus and should not act or rely on it.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be* purchasing, as principal that are accredited investors, as defined in National* Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities* Act (Ontario), and are permitted clients, as defined in National Instrument* 31-103 Registration Requirements, Exemptions and Ongoing Registrant* Obligations. Any resale of the ordinary shares must be made in accordance with* an exemption from, or in a transaction not subject to, the prospectus* requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may* provide a purchaser with remedies for rescission or damages if this prospectus* (including any amendment thereto) contains a misrepresentation, provided that* the remedies for rescission or damages are exercised by the purchaser within* the time limit prescribed by the securities legislation of the purchasers* province or territory. The purchaser should refer to any applicable provisions* of the securities legislation of the purchasers province or territory for* particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed* by the government of a non-Canadian jurisdiction, section 3A.4) of National* Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are* not required to comply with the disclosure requirements of NI 33-105 regarding* underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the ordinary shares,* whether by way of sale or subscription, in the Cayman Islands.

Hong Kong

Our ordinary shares may not be offered or sold by means of any document other* than (i) in circumstances which do not constitute an offer to the public* within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong),*
(ii) to professional investors within the meaning of the Securities and* Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder* or (iii) in other circumstances which do not result in the document being a* prospectus within the meaning of the Companies Ordinance (Cap.32, Laws of*
Hong Kong), and no advertisement, invitation or document relating to our* ordinary shares may be issued or may be in the possession of any person for* the purpose of issue (in each case whether in Hong Kong or elsewhere), which* is directed at, or the contents of which are likely to be accessed or read by,* the public in Hong Kong (except if permitted to do so under the laws of Hong*
Kong) other than with respect to our ordinary shares which are or are intended* to be disposed of only to persons outside Hong Kong or only to professional* investors within the meaning of the Securities and Futures Ordinance (Cap.571,* Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary* Authority of Singapore. Accordingly, this prospectus and any other document or* material in connection with the offer or sale, or invitation for subscription* or purchase, of our ordinary shares may not be circulated or distributed, nor* may the our ordinary shares be offered or sold, or be made the subject of an* invitation for subscription or purchase, whether directly or indirectly, to* persons in Singapore other than (i) to an institutional investor under Section* 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to* a relevant person, or any person pursuant to Section 275(1A), and in accordance* with the conditions, specified in Section 275 of the SFA, or (iii) otherwise* pursuant to, and in accordance with the conditions of, any other applicable* provision of the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 by a* relevant person which is: (i) a corporation (which is not an accredited* investor) the sole business of which is to hold investments and the entire* share capital of which is owned by one or more individuals, each of whom is* an accredited investor; or (ii) a trust (where the trustee is not an* accredited investor) whose sole purpose is to hold investments and each* beneficiary is an accredited investor, shares, debentures and units of shares* and debentures of that corporation or the beneficiaries rights and interest in* that trust shall not be transferable for six months after that corporation or* that trust has acquired our ordinary shares under Section 275 except: (i) to* an institutional investor under Section 274 of the SFA or to a relevant person,* or any person pursuant to Section 275(1A), and in accordance with the* conditions, specified in Section 275 of the SFA; (ii) where no consideration* is given for the transfer; (iii) where the transfer is by operation of law;*
(iv) as specified in Section 276(7) of the SFA; or (v) as specified in* Regulation 32 of the Securities and Futures (Offers of Investments) (Shares* and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the* SFA, we have determined, and hereby notify all relevant persons (as defined* in the CMP Regulations 2018), that the ordinary shares are prescribed capital* markets products (as defined in the CMP Regulations 2018) and Excluded* Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale* of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on* Investment Products).

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered* Securities Rules of the Dubai Financial Services Authority (the DFSA). This* prospectus is intended for distribution only to persons of a type specified in* the Offered Securities Rules of the DFSA. It must not be delivered to, or* relied on by, any other person. The DFSA has no responsibility for reviewing* or verifying any documents in connection with Exempt Offers. The DFSA has not* approved this prospectus nor taken steps to verify the information set forth* herein and has no responsibility for the prospectus. The ordinary shares to* which this prospectus relates may be illiquid or subject to restrictions on* its resale. Prospective purchasers of the ordinary shares offered should* conduct their own due diligence on the ordinary shares. If you do not* understand the contents of this prospectus you should consult an authorized* financial advisor.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments* and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the FIEL) has been* made or will be made with respect to the solicitation of the application for* the acquisition of the ordinary shares.

Accordingly, the ordinary shares have not been, directly or indirectly, offered* or sold and will not be, directly or indirectly, offered or sold in Japan or* to, or for the benefit of, any resident of Japan (which term as used herein* means any person resident in Japan, including any corporation or other entity* organized under the laws of Japan) or to others for re-offering or re-sale,* directly or indirectly, in Japan or to, or for the benefit of, any resident of* Japan except pursuant to an exemption from the registration requirements, and* otherwise in compliance with, the FIEL and the other applicable laws and* regulations of Japan.

For Qualified Institutional Investors (QII)

Please note that the solicitation for newly-issued or secondary securities* (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the* ordinary shares constitutes either a QII only private placement or a QII only* secondary distribution (each as described in Paragraph 1, Article 23-13 of the*
FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed* in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the* ordinary shares. The ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities* (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the* ordinary shares constitutes either a small number private placement or a small* number private secondary distribution (each as is described in Paragraph 4,*
Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is* otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made* in relation to the ordinary shares. The ordinary shares may only be* transferred en bloc without subdivision to a single investor.

Australia

No placement document, prospectus, product disclosure statement or other* disclosure document has been lodged with the Australian Securities and* Investments Commission (ASIC), in relation to the offering. This prospectus* does not constitute a prospectus, product disclosure statement or other* disclosure document under the Corporations Act 2001 (the Corporations Act),* and does not purport to include the information required for a prospectus,* product disclosure statement or other disclosure document under the* Corporations Act.
Any offer in Australia of the Ordinary shares may only be made to persons*
(the Exempt Investors) who are sophisticated investors (within the meaning* of section 708(8) of the Corporations Act), professional investors (within* the meaning of section 708(11) of the Corporations Act) or otherwise pursuant* to one or more exemptions contained in section 708 of the Corporations Act so* that it is lawful to offer the Ordinary shares without disclosure to investors* under Chapter 6D of the Corporations Act.


The Ordinary shares applied for by Exempt Investors in Australia must not be* offered for sale in Australia in the period of 12 months after the date of* allotment under the offering, except in circumstances where disclosure to* investors under Chapter 6D of the Corporations Act would not be required* pursuant to an exemption under section 708 of the Corporations Act or* otherwise or where the offer is pursuant to a disclosure document which* complies with Chapter 6D of the Corporations Act. Any person acquiring* Ordinary shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account* of the investment objectives, financial situation or particular needs of any* particular person. It does not contain any securities recommendations or* financial product advice. Before making an investment decision, investors need* to consider whether the information in this prospectus is appropriate to their* needs, objectives and circumstances, and, if necessary, seek expert advice on* those matters.

Bermuda

The ordinary shares may be offered or sold in Bermuda only in compliance with* the provisions of the Investment Business Act of 2003 of Bermuda which* regulates the sale of securities in Bermuda. Additionally, non-Bermudian* persons (including companies) may not carry on or engage in any trade or* business in Bermuda unless such persons are permitted to do so under applicable* Bermuda legislation

British Virgin Islands

The ordinary shares are not being, and may not be offered to the public or to* any person in the British Virgin Islands for purchase or subscription by us or* on our behalf. The ordinary shares may be offered to companies incorporated* under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a* BVI Company), but only where the offer will be made to, and received by, the* relevant BVI Company entirely outside of the British Virgin Islands.

Israel

This document does not constitute a prospectus under the Israeli Securities* Law, 5728-1968, and has not been filed with or approved by the Israel* Securities Authority. In Israel, this prospectus is being distributed only to,* and is directed only at, qualified investors listed in the first addendum, or* the Addendum, to the Israeli Securities Law. Qualified investors may be* required to submit written confirmation that they fall within the scope of the* Addendum.

Korea

The ordinary shares have not been and will not be registered under the* Financial Investments Services and Capital Markets Act of Korea and the* decrees and regulations thereunder, or the FSCMA, and the ordinary shares* have been and will be offered in Korea as a private placement under the FSCMA.* None of the ordinary shares may be offered, sold or delivered directly or* indirectly, or offered or sold to any person for re-offering or resale,* directly or indirectly, in Korea or to any resident of Korea except pursuant* to the applicable laws and regulations of Korea, including the FSCMA and* the Foreign Exchange Transaction Law of Korea and the decrees and regulations* thereunder, or the FETL. The ordinary shares have not been listed on any of* securities exchanges in the world including, without limitation, the Korea* Exchange in Korea. Furthermore, the purchaser of the ordinary shares shall* comply with all applicable regulatory requirements (including but not limited* to requirements under the FETL) in connection with the purchase of the* ordinary shares. By the purchase of the ordinary shares, the relevant holder* thereof will be deemed to represent and warrant that if it is in Korea or is a* resident of Korea, it purchased the ordinary shares pursuant to the applicable* laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and* Industry required by Law No. 31/1990 Regulating the Negotiation of Securities* and Establishment of Investment Funds, its Executive Regulations and the* various Ministerial Orders issued pursuant thereto or in connection therewith,* have been given in relation to the marketing and sale of the ordinary shares,* these may not be marketed, offered for sale, nor sold in the State of Kuwait.* Neither this prospectus (including any related document), nor any of the* information contained therein is intended to lead to the conclusion of any* contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the* offer and sale of the ordinary shares has been or will be registered with the* Securities Commission of Malaysia, or Commission, for the Commissions approval* pursuant to the Capital Markets and Services Act 2007. Accordingly, this* prospectus and any other document or material in connection with the offer or* sale, or invitation for subscription or purchase, of the ordinary shares may* not be circulated or distributed, nor may the ordinary shares be offered or* sold, or be made the subject of an invitation for subscription or purchase,* whether directly or indirectly, to persons in Malaysia other than (i) a closed* end fund approved by the Commission; (ii) a holder of a Capital Markets* Services License; (iii) a person who acquires the ordinary shares as principal,* if the offer is on terms that the ordinary shares may only be acquired at a* consideration of not less than RM250,000 (or its equivalent in foreign* currencies) for each transaction; (iv) an individual whose total net personal* assets or total net joint assets with his or her spouse exceeds RM3 million*
(or its equivalent in foreign currencies), excluding the value of the primary* residence of the individual; (v) an individual who has a gross annual income* exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the* preceding twelve months; (vi) an individual who, jointly with his or her* spouse, has a gross annual income of RM400,000 (or its equivalent in foreign* currencies), per annum in the preceding twelve months; (vii) a corporation with* total net assets exceeding RM10 million (or its equivalent in a foreign* currencies) based on the last audited accounts; (viii) a partnership with total* net assets exceeding RM10 million (or its equivalent in foreign currencies);*
(ix) a bank licensee or insurance licensee as defined in the Labuan Financial* Services and Securities Act 2010; (x) an Islamic bank licensee or takaful* licensee as defined in the Labuan Financial Services and Securities Act 2010;* and (xi) any other person as may be specified by the Commission; provided* that, in the each of the preceding categories (i) to (xi), the distribution of* the ordinary shares is made by a holder of a Capital Markets Services License* who carries on the business of dealing in securities. The distribution in* Malaysia of this prospectus is subject to Malaysian laws. This prospectus does* not constitute and may not be used for the purpose of public offering or an* issue, offer for subscription or purchase, invitation to subscribe for or* purchase any securities requiring the registration of a prospectus with the* Commission under the Capital Markets and Services Act 2007.

PRC

This prospectus will not be circulated or distributed in China and the ordinary* shares will not be offered or sold, and will not be offered or sold to any* person for re-offering or resale directly or indirectly to any PRC residents* except pursuant to any applicable PRC laws and regulations. Neither this* prospectus nor any advertisement or other offering material may be distributed* or published in China, except under circumstances that will result in* compliance with applicable laws and regulations.

Qatar

The ordinary shares described in this prospectus have not been, and will not* be, offered, sold or delivered, at any time, directly or indirectly in the* State of Qatar in a manner that would constitute a public offering. This* prospectus has not been, and will not be, registered with or approved by the* Qatar Financial Markets Authority or Qatar Central Bank and may not be* publicly distributed. This prospectus is intended for the original recipient* only and must not be provided to any other person. It is not for general* circulation in the State of Qatar and may not be reproduced or used for any* other purpose.



EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding* underwriting discounts, expected to be incurred in connection with this* offering by us. With the exception of the SEC registration fee, the FINRA* filing fee, and the Nasdaq Capital Market listing fee, all amounts* are estimates.



Securities and Exchange Commission Registration Fee
$
Nasdaq Capital Market Listing Fee
$
FINRA Filing Fee
$
Legal Fees and Expenses
$
Accounting Fees and Expenses
$
Printing and Engraving Expenses
$
Miscellaneous Expenses
$
Underwriter Expenses
$
Total Expenses
$

These expenses will be borne by us. Underwriting discounts will be borne by* us in proportion to the numbers of Ordinary Shares sold in the offering.


LEGAL MATTERS

We are being represented by          with respect to certain legal matters of*
U.S. federal securities. Certain legal matters as to PRC law will be passed*
upon for us by         . The underwriters are being represented by         in*
connection with this offering.


EXPERTS

The consolidated financial statements included in this prospectus and in the* registration statement for the fiscal years ended December 31, 2021 and*
December 31, 2020 have been audited by       , an independent registered*
public accounting firm, and are included in reliance upon such report given* upon the authority of said firm as experts in auditing and accounting.




WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC this registration statement on Form S-1 under the* Securities Act with respect to the shares of common stock being offered by* this prospectus. This prospectus, which constitutes a part of this* registration statement, does not contain all of the information in this* registration statement and its exhibits. For further information with respect* to us and the common stock offered by this prospectus, you should refer to* this registration statement and the exhibits filed as part of that document.* Statements contained in this prospectus as to the contents of any contract or* any other document referred to are not necessarily complete, and in each* instance, we refer you to the copy of the contract or other document filed as* an exhibit to this registration statement. Each of these statements is* qualified in all respects by this reference.

We are subject to the informational requirements of the Exchange Act and file* annual, quarterly and current reports, proxy statements and other information* with the SEC. You can read our SEC filings, including this registration* statement, over the Internet at the SECs website at http://www.sec.gov.*
You may also read and copy any document we file with the SEC at its public* reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may* also obtain copies of these documents at prescribed rates by writing to the* Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C.* 20549. Please call the SEC at 1-800-SEC-0330 for further information on the* operation of the public reference facilities.


























BFFI GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2021 (UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED BALANCE SHEETS at December 31, 2021 and 2020*
(unaudited)
F-2


CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME at December 31,* 2021 and 2020 (Unaudited)
F-3


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS at December 31, 2021 and* 2020 (Unaudited)
F-4

The following data are vacant to avoid misleading information to potential* investors as the relevant financial data are unaudited.




















BFFI GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

As of
December 31, 2021

As of
December 31, 2020
ASSETS



CURRENT ASSETS:



    Cash and cash equivalents



    Restricted cash



    Accounts receivable, net



    Prepaid expenses and other current assets



    Amounts due from related parties



      Total current assets







Non- CURRENT ASSETS:



Property, plant and equipment, net



  Other long-term assets and deposits



Operating lease right of use asset, net



    Long-term prepaid expenses



      Total non-current assets



Total assets







LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS DEFICIT



Current liabilities:



Accounts and other payables, and accruals



  Taxes payable



  Operating lease liability - current



  Contract liabilities - current



  Related party payables



    Total Current Liabilities







Non-Current Liabilities



  Operating lease liabilities  non current



  Contract liabilities  non current



    Total non-current liabilities



TOTAL LIABILITIES







COMMITMENTS AND CONTINGENCIES







Shareholders equity



  Ordinary shares



Subscription receivable



  Additional paid in capital



  Retained earnings



Accumulated other comprehensive income (loss)



Total Shareholders equity



TOTAL LIABILITIES AND SHAREHOLDERS EQUITY





BFFI GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

As of
December 31, 2021

As of
December 31, 2020
REVENUES



  Revenue from customers



  Revenues from related parties



Total Revenues



COST OF REVENUES



  Cost of revenues from customers



  Cost of revenues related parties







Total Cost of revenues



GROSS PROFIT







OPERATING EXPENSES



Selling expenses



  General and administrative expenses



  Research and development expenses



  Share-based compensation



OPERATING EXPENSES







INCOME FROM OPERATIONS



  Interest income, net



  Government grant



  Gain on asset disposal



  TOTAL OTHER INCOME







INCOME BEFORE INCOME TAX EXPENSE







INCOME TAX EXPENSE







NET INCOME







OTHER COMPREHENSIVE INCOME (LOSS)



  Foreign currency translation adjustment







COMPREHENSIVE INCOME







EARNINGS PER COMMON SHARE



  Basic



  Diluted







WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING



  Basic



  Diluted





BFFI GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

As of
December 31, 2021

As of
December 31, 2020
Cash flows from operating activities



  Net income



Depreciation and amortization



Changes in assets and liabilities



  Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Decrease (increase) in accounts receivable



Net cash (used in) generated by operating activities







Cash flows from investing activity



Purchase of fixed assets



  Net cash used in investing activity







Cash flows from financing activities



Proceeds from related party, net



Proceeds from capital contribution



Net cash provided by financing activities







Net (decrease) increase of cash and cash equivalents







Effect of foreign currency translation on cash and cash equivalents







Cash, cash equivalents, and restricted cash - beginning of period



Cash, cash equivalents, and restricted cash - beginning of period







Supplemental cash flow information



Interest paid



Income taxes paid











INFORMATION NOT REQUIRED IN A PROSPECTUS

Item 1 Exhibits

Exhitbit Number
Description of Document


3.1
Bylaws of the Company.


3.2
Certificate of Incorporation of BFFI GROUP INC


3.5
Business License of Guangzhou Block Cloud International Business*
Service, ltd.

Item 2 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the* registrant has duly caused this registration statement on Form S-1 to be* signed on its behalf by the undersigned, thereunto duly authorized, in the* City of Guangzhou, China, on the 23rd day Feb, 2022.

BFFI GROUP INC.
By:

/s/ Hongbin Chen


Name: Hongbin Chen


Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this* registration statement has been signed by the following persons on behalf of* the registrant and in the capacities and on the dates indicated.

Signature

Title

Date





Hongbin Chen

President and Chief Executive Officer

February 24,2022





Haoquan Lin

Deputy President and Chief Financial Officer

February 24,2022





Jieyou Zheng

Co-Founder

February 24,2022






Contents

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